THE BANK OF NEW YORK

NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

Tatyana Vesselovskaya
Account Officer - Depositary Receipts

101 Barclay Street
New York, NY 10286
Telephone: +(1) 212 815-2221
Facsimile: +(1) 212 571-3050
Email: tvesselovskaya@bankofny.com

June 16, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Moscow City Telephone Network
Exemption No.: 82-4957

Dear Sir or Madam:

In connection Moscow City Telephone Network's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find Information on a Material Fact, List of Affiliated Persons, Quarterly Report for the 1st Quarter of 2003.

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number: 333-10464, which was declared effective by The SEC on June 21, 2001.

Sincerely,

Tatyana Vesselovskaya

dlw 6/20

Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business

Open Joint Stock Company Moscow City Telephone Network
Location: ***12 Petrovsky Boulevard, Building 3, Moscow, Russia***
Issuer's code: ***00083-A***

Date of the fact (event, action): ***May 21, 2003***
Code of the fact (event, action): ***1100083A21052003***

On May 21, 2003 PJSC Moscow City Telephone Network paid the eigth coupon of Tranch 1, Series A1 interest bearer bond kept in mandatory centralized custody (state registration No. 4-01-00083-A, registration date: September 28, 2000)

Total number of bonds: Three Hundred Sixty Thousand (360,000)
Annual interest rate of the coupon: 10.08%
Coupon amount: 34 (thirty four) roubles and 80 (eighty) kopecks
Aggregate payment: 10 765 623 (ten million seven hundred sixty five thousand six hundred twenty three) roubles

Deputy General Director ***Chervony V.A.***

Contact person: Kudlay D.A. (950-03-40)

Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business

Open Joint Stock Company Moscow City Telephone Network
Location: ***12 Petrovsky Boulevard, Building 3, Moscow, Russia***
Issuer's code: ***00083-A***

Date of the fact (event, action): ***May 14, 2003***
Code of the fact (event, action): ***1100083A14052003***

On May 14, 2003 PJSC Moscow City Telephone Network paid the third coupon of Series A2 interest bearer bond kept in mandatory centralized custody (state registration No. 4-02-00083-A)

Total number of bonds: One Million (1,000,000)
Annual interest rate of the coupon: 18.5%
Coupon amount: 92 (ninety two) roubles and 25 (twenty five) kopecks
Aggregate payment: 92 250 000 (ninety two million two hundred fifty thousand) roubles

Deputy General Director ***Chervony V.A.***

Contact person: Kudlay D.A. (950-03-40)

Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business

Open Joint Stock Company Moscow City Telephone Network
Location: ***12 Petrovsky Boulevard, Building 3, Moscow, Russia***
Issuer's code: ***00083-A***

Date of the fact (event, action): ***May 06, 2003***
Code of the fact (event, action): ***1100083A05052003***

On May 6, 2003 PJSC Moscow City Telephone Network Board of Directors recommended to the incoming Annual General Shareholders Meeting:
To approve the annual dividend for 2002 on each ordinary share equal to RUR 0 .68. The payment shall be made in cash in the period from September 01 through December 31, 2003.
To approve the annual dividend for 2002 on each preferred share equal to RUR 7.055. The payment shall be made in cash in the period from September 02 through December 31, 2003.

Deputy General Director ***Chervony V.A.***

Contact person: Kudlay D.A. (950-03-40)

Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business

Open Joint Stock Company Moscow City Telephone Network
Location: ***12 Petrovsky Boulevard, Building 3, Moscow, Russia***
Issuer's code: ***00083-A***

Date of the fact (event, action): ***May 05, 2003***
Code of the fact (event, action): ***1100083A05052003***

Here by in accordance to the Issuance Prospectus PJSC Moscow City Telephone Network notifies on the annual interest rate of the fourth coupon of Series A2 interest bearer bond kept in mandatory centralized custody (state registration No. 4-02-00083-A, registration date: October 17,2001)to be determined at the size of 11,50%. The mentioned coupon shall be paid on November 13, 2003 at the amount of 57 (fifty seven) roubles 66 (sixty six) kopecks for the single bond.

Deputy General Director ***Chervony V.A.***

Contact person: Kudlay D.A. (950-03-40)

Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business

Open Joint Stock Company Moscow City Telephone Network
Location: ***12 Petrovsky Boulevard, Building 3, Moscow, Russia***
Issuer's code: ***00083-A***

Date of the fact (event, action): ***March 25, 2003***
Code of the fact (event, action): ***1500083A15032003***

On March 25, 2003 Company's Board of Directors resolved to determine that the list of entities entitled to participate in the Annual General Shareholders' Meeting shall be formed as on April 19, 2003.

Deputy General Director ***Chervony V.A.***

Information on a Material Fact (Event, Action)

Affecting the Issuer's Finances and Business

Open Joint Stock Company Moscow City Telephone Network
Location: ***12 Petrovsky Boulevard, Building 3, Moscow, Russia***
Issuer's code: ***00083-A***

Date of the fact (event, action): ***March 25, 2003***
Code of the fact (event, action): ***1300083A25032003***

On March 25, 2003 Company's Board of Directors approved June 7, 2003 as placement date to conduct Company's Annual General Shareholders Meeting.

Deputy General Director ***Chervony V.A.***

Contact person: Kudlay D.A. (950-03-40)

Information on Material Fact (Event, Action) Effecting the Issuer's Business

Open Joint Stock Company Moscow City Telephone Network
Location: ***12 Petrovsky Boulevard, Building 3, Moscow, Russia, K-51, GSP-4, 127994***
Issuer's Code: ***00083-A***

Date of the fact (event, action): ***February 19, 2003***
Code of the fact (event, action): ***1100083A19022003***

On February 19, 2003, PJSC Moscow City Telephone Network paid the seventh coupon of Tranche 2, Series A1 interest-bearing documentary bearer bonds its kept in mandatory centralized custody (state registration No. 4-01-00083-A, registration date: September 28, 2000).
Total number of bonds: Two Hundred Forty Thousand (240,000)
Annual interest rate on the coupon: 11,45 %
Coupon amount: 39 Roubles and 53 Kopecks.
Aggregate payments: Nine Million One Hundred Seventy Thousand Nine Hundred Sixty Roubles (RUR 9,170,960).

Director General Deputy ***Chervony V.A.***

Executed by: D. Kudlai (950-30-40)

Information on a Material Fact (Event, Action)

Affecting the Issuer's Finances and Business

Open Joint Stock Company Moscow City Telephone Network
Location: ***12 Petrovsky Boulevard, Building 3, Moscow, Russia***
Issuer's code: ***00083-A***

Date of the fact (event, action): ***January 28, 2003***
Code of the fact (event, action): ***1300083A28012003***

On January 28, 2003 Company's Board of Directors approved February 11, 2003 as a starting placement date for Series 3 interest bearer bond kept in mandatory centralized custody (state registration No. 4-03-00083-A, registration date: December 10, 2002)

Deputy General Director ***Chervony V.A.***

Contact person: Kudlay D.A. (950-03-40)

Information on Material Fact (Event, Action) Effecting the Issuer's Business

Open Joint Stock Company Moscow City Telephone Network
Location: ***12 Petrovsky Boulevard, Building 3, Moscow, Russia, K-51, GSP-4, 127994***
Issuer's Code: ***00083-A***

Date of the fact (event, action): ***January 15, 2003***
Code of the fact (event, action): ***1100083A15012003***

On January 15, 2003, JSC Moscow City Telephone Network paid the seventh coupon of Tranche 1, Series A1 interest-bearing documentary bearer bonds of JSC MGTS kept in mandatory centralized custody (state registration No. 4-01-00083-A, registration date: September 28, 2000).
Total number of bonds: Three Hundred Sixty Thousand (360,000)
Annual interest rate on the coupon: 11,47 %
Coupon amount: 37 Roubles and 36 Kopecks.
Aggregate payments: Twelve Million Seven Hundred Twenty One Thousand Eighty Roubles (RUR 12,721,080).

Director General Deputy ***Chervony V.A.***

[UNOFFICIAL TRANSLATION FROM RUSSIAN]

LIST OF AFFILIATED PERSONS

Open Joint Stock Company
"Moscow City Telephone Network"
(Issuer Code: 00083-A)

as on April 1, 2003

General Director
V.S. Lagutin

[Seal}

List of Affiliated Persons

Affiliated Person	Shares in the Company held by such person	Percentage of the Company's charter capital
Name: *Alexander P. Vrovets* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 15, 2002*		
Name: *Alexander Yu. Goncharuk* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 17, 2000*	-	-
Name: *Vadim S. Degtyarev* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 16, 2001*	-	-
Name: *Nail I. Ismailov* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 17, 2000*	-	-
Name: *Vladimir S. Lagutin* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 17, 2000* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999* Grounds: *the person is a supreme executive body of the Joint Stock Company* Date when the grounds arose: *June 26, 1999*	*Ordinary 29,800* *Pref. 4,850*	*0.04%*

Name: *Alexander V. Lopatin* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 17, 2000*	-	-
Name: *Evgeny. G. Novitsky* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 17, 2000*	-	-
Name: *Anton I. Osipchuk* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 16, 2001*	-	-
Name: *Semyon V. Rabovsky* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 17, 2000*	ordinary: 9,900 preferred: 2,750	*0.01%*
Name: *Irina M. Ragozina* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 17, 2000*	-	-
Name: *Victor D. Savchenko* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 15, 2002*	-	-
Name: *Valery N. Yashin* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 17, 2000*		

Name: *Vladimir A. Afonin* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*	ordinary: 200 preferred: 100	*0.00%*
Name: *Irina R. Borisenkova* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *October 31, 2000*	-	-
Name: *Alexander K. Zhilin* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *October 31, 2000*	-	-
Name: *Rashit M. Zamaldinov* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*	ordinary:500 preferred: 0	0.00%
Name: *Valentina Ya. Irzhova* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*	ordinary:0 preferred: 600	0.00%
Name: *Vladimir O. Kostrov* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*	ordinary: 500 preferred: 100	0.00%
Name: *Sergey N. Ksenofontov* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*	ordinary: 30 preferred: 0	0.00%
Name: *Yuri. M. Kulikov* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*	ordinary: 28,250 preferred: 1,050	0.03%
Name: *Viktor S. Panov* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*	ordinary: 4,450 preferred: 2,900	0.01%

Name: *Nikolay V. Savlukov* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*	ordinary: 200 preferred: 1,850	0.00214%
Name: *Igor A. Solomatnikov* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*	ordinary: 49,550 preferred: 3,650	0.05%
Name: *Vladimir I. Sutyagin* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *October 31, 2000*	ordinary: 1,200 preferred: 1,250	0.002036%
Name: *Viktor A. Chervony* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *February 29, 2000*	ordinary: 500 preferred: 0	
Name: *AOOT Joint Stock Financial Corporation Systema* Location: *Building 2, 20 Ulitsa Spiridonovka, 103001 Moscow* Mail address: *10 Leontyevsky Pereulok, 103009 Moscow* Grounds: *the person belongs to the same group to which the Joint Stock Company belongs* The reason why such person belongs to the same group to which the Joint Stock Company belongs: *the person has indirect control of over 40% of the issuer's equity capital as a holder of 99.85% of the Charter Capital of OAO MKNT & Company* Date when the grounds arose: *March 30, 2001*	ordinary: 39,324,126 preferred: 0	41.05%
Name: *OAO Communications Investment Company (OAO Svyazinvest)* Location: *Building 2, 55 Ulitsa Plyuschikha, 119121 Moscow, Russia* Mail address: *Building 2, 55 Ulitsa Plyuschikha, 119121 Moscow, Russia* Grounds: *the person controls over 20% of the Company's voting shares* Date when the grounds arose: *November 3, 1995*	ordinary: 22,352,150 preferred: 0	23.33%
Name: *ZAO AMT* Location: *42a Khoroshevskoye Shosse, 123007 Moscow* Mail address: *42a Khoroshevskoye Shosse, 123007*		

Moscow Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *June 1, 1989*		
Name: *ZAO Komstar* Location: *Building 1, 3 Dmitrovsky Pereulok, 103031 Moscow* Mail address: *Building 1, 3 Dmitrovsky Pereulok, 103031 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *April 18, 1989*	-	-
Name: *ZAO Mediatel* Location: *42a Khoroshevskoye Shosse, 123007 Moscow* Mail address: *42a Khoroshevskoye Shosse, 123007 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *April 3, 2000*		
Name: *ZAO MTU-Intel* Location: *Building 2, 27-29 Smolenskaya-Sennaya Ploschad, 119121 Moscow* Mail address: *Building 2, 27-29 Smolenskaya-Sennaya Ploschad, 119121 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *August 13,2001*		
Name: *ZAO MTU-Inform* Location: *Building 2, 27-29 Smolenskaya-Sennaya Ploschad, 119121 Moscow* Mail address: *Building 2, 27-29 Smolenskaya-Sennaya Ploschad, 119121 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *April 30, 1992*		
Name: *ZAO "Priazovie Room and Board Hotel"* Location: Russia, 103680, Krasnodar region, Yeisk, Yeisk Spit Mail address: Russia, 103680, Krasnodar region, Yeisk, Yeisk Spit Grounds: *the Joint Stock Company controls over 20%*	-	-

of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person Date when the grounds arose: *August 16, 1993*		
Name: *ZAO Petrodvor* Location: *Building 1, 12 Petrovsky Boulevard, 103051 Moscow* Mail address: *Building 1, 12 Petrovsky Boulevard, 103051 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *October 4, 2000*	-	-
Name: *ZAO RadioPage* Location: *Building 1, 23 the 1st Tverskaya-Yamskaya Ulitsa, 125047 Moscow* Mail address: *13 the 2nd Zvenigorodskaya Ulitsa, 123022 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *March 20, 1993*	-	-
Name: *ZAO Telmos* Location: *15 Zemledelchesky Pereulok, 119121 Moscow* Mail address: *15 Zemledelchesky Pereulok, 119121 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *April 2, 1993*	-	-
Name: *ZAO Center TS* Location: *Board Room, 6 Matveyevskaya Ulitsa, 119501 Moscow* Mail address: *Building 2, 12 Petrovsky Boulevard, 103051* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *March 12, 1996*	-	-
Name: *OAO AKB Link-Bank* Location: *7/2 Dmitrovskoye Shosse, 127434 Moscow* Mail address: *7/2 Dmitrovskoye Shosse, 127434 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person*		

Date when the grounds arose: *May 13, 1994*		
Name: *OAO Moscow Cellular Communications* Location: *18/20 Vorontsovskaya Ulitsa, 109044 Moscow* Mail address: *18/20 Vorontsovskaya Ulitsa, 109044 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *January 29, 1992*	-	-
Name: *OAO MS-Tel* Location: *22, Marksistskaya Ulitsa, 109147 Moscow* Mail address: *Building 2, 12 Petrovsky Boulevard, 103051* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *May 11, 1999*		

APPROVED
by the Board of Directors of JSC MGTS
Minutes No. 100, dated May 6, 2003

N.I. Ismailov, PJSC MGTS Board of Directors Chairman ___________
(signature)
[Seal]

QUARTERLY REPORT
OF A SECURITIES ISSUER
for the 1st quarter of 2003

Public Joint Stock Company
Moscow City Telephone Network

Issuer's Code: 00083-A
Location: Building 3, 12 Petrovsky Boulevard, Moscow, Russia
Mail address: Building 3, 12 Petrovsky Boulevard, Moscow K-51, GSP-9 101999 Russia

The information contained in this quarterly report shall be disclosed pursuant to the laws of the Russian Federation on securities.

V. S. Lagutin, General Director _______
(signature)

I.R. Borisenkova, Chief Accountant _______
(signature)

[Seal]

Contact person: Nenadyshin A.V.
Head of Department
Phone: 950-03-36 Facsimile: 950-03-42
E-mail: *nenadyshin@mgts.ru*

A INFORMATION ON THE ISSUER

9. Full official name of the issuer:

Public Joint Stock Company Moscow City Telephone Network

10. Abbreviated name:

PJSC MGTS
MGTS

11. Changes in the name and legal form of the issuer:

State-owned Enterprise Moscow City Telephone Network of the Ministry of Communications of the R.S.F.S.R decorated with the Order of Lenin
SOE MGTS
Effective as of: September 8, 1992

Open Type Joint Stock Company Moscow City Telephone Network
MGTS
Effective as of: June 1, 1994

Open Joint Stock Company Moscow City Telephone Network
JSC MGTS
Effective as of: July 11, 1995

The current name is effective as of: *June 15, 2002*

12. State registration of the issuer and the licenses it holds:

Date of the issuer's state registration: *06.01.1994*
State registration certificate (any other documentary confirmation of the issuer's state registration) No.: *005.799*
Registration authority: *The Moscow Registration Chamber*

Licenses:
No.: *3888*
Date of issuance: *08.16.1996*
Valid till: *01.01.2004*
Licensing authority: *Ministry of Communications of the Russian Federation*
Activities: *Telecommunications services*

Number: *10314*
Date of issuance: *07.10.1998*
Valid till: *07.10.2003*
Licensing authority: *the State Committee of the Russian Federation for Communications and Information*

Activities: *domestic and international long-distance communications services*

Number: *268*
Date of issuance: *07.26.1996*
Valid till: *08.12.2004*
Licensing authority: *the Federal Security Service of Moscow and the Moscow Region*
Activities: *work involving information which constitutes state secrets*

Number: *269*
Date of issuance: *07.26.1996*
Valid till: *08.12.2004*
Licensing authority: *the Federal Security Service of Moscow and the Moscow Region*
Activities: *actions and (or) services related to the protection of state secrets*

Number: *153*
Date of issuance: *03.04.1996*
Valid till: *03.04.2002*
Licensing authority: *the State Customs Committee under the President of the Russian Federation*
Activities: *actions related to the protection of information*

Number: *LF/07-1413*
Date of issuance: *11.03.2000*
Valid till: *11.03.2003*
Licensing authority: *the Federal Agency for Governmental Communications and Information*
Activities: *services related to the coding of information*

Number: *LF/07-1412*
Date of issuance: *11.03.2000*
Valid till: *11.03.2003*
Licensing authority: *the Federal Agency for Governmental Communications and Information*
Activities: *distribution of cryptographic facilities*

Number: *LF/07-1411*
Date of issuance: *11.03.2000*
Valid till: *11.03.2003*
Licensing authority: *the Federal Agency for Governmental Communications and Information*
Activities: *maintenance of cryptographic facilities*

Number: *LF/07-1410*
Date of issuance: *11.03.2000*
Valid till: *11.03.2003*

Licensing authority: *the Federal Agency for Governmental Communications and Information*
Activities: *manufacture of information protection facilities*

Number: *LF/07-1409*
Date of issuance: *11.03.2000*
Valid till: *11.03.2003*
Licensing authority: *the Federal Agency for Governmental Communications and Information*
Activities: *designing information protection facilities*

Number: *MZHIL No. 0011854*
Date of issuance: *04.30.2001*
Valid till: *04.30.2004*
Licensing authority: *Municipal Economy Licensing Department of the Moscow Licensing Chamber*
Activities: *maintenance and upkeep of dwelling stock and non-residential property in accordance with the attached list*

Number: *MSL 053005*
Date of issuance: *07.24.2000*
Valid till: *07.24.2003*
Licensing authority: *Main Department for Moscow Building Licensing*
Activities: *acting as a developer*

Number: *MSL 046675*
Date of issuance: *11.05.1999*
Valid till: *11.05.2002*
Licensing authority: *Main Department for Moscow Building Licensing*
Activities: *construction and assembly*

Number: *MSL 026233-2*
Date of issuance: *05.14.1999*
Valid till: *05.14.2002*
Licensing authority: *Main Department for Moscow Building Licensing*
Activities: *design*

Number: *MSL 047863*
Date of issuance: *01.21.2000*
Valid till: *01.21.2003*
Licensing authority: *Main Department for Moscow Building Licensing*
Activities: *design of engineering networks and supply lines*

Number: *2901-Ts*
Date of issuance: *05.15.2000*
Valid till: *05.15.2003*
Licensing authority: *Main Department for Moscow Building Licensing*
Activities: *production, transfer and distribution of electrical energy and heat*

Number: *2902-Ts*
Date of issuance: *05.15.2000*
Valid till: *05.15.2003*
Licensing authority: *Regional Department for Central State Energy Supervision*
Activities: *assembly, adjustment and upkeep of power facilities, electrical and heal equipment and power plants owned by customers*

Number: *MSL 040822*
Date of issuance: *11.27.1998*
Valid till: *11.27.2001*
Licensing authority: *Regional Department for Central State Energy Supervision*
Activities: *design (technological design)*

Number: *LR 020797*
Date of issuance: *07.22.1998*
Valid till: *10.22.2003*
Licensing authority: *Press Ministry*
Activities: *publishing*

Number: *PD No. 00011*
Date of issuance: *08.24.1999*
Valid till: *08.24.2004*
Licensing authority: *Press Ministry*
Activities: *printing*

Number: *SLOD 005777*
Date of issuance: *04.22.2000*
Valid till: *04.22.2003*
Licensing authority: *Education Committee*
Activities: *advanced training (courses)*

Number: *POS-77-066624*
Date of issuance: *06.19.2001*
Valid till: *06.18.2004*
Licensing authority: *the Moscow Transportation Inspectorate*
Activities: *transportation of hazardous cargoes*

Number: *GSS-77-065977*
Date of issuance: *06.04.2001*
Valid till: *06.03.2004*
Licensing authority: *the Moscow Transportation Inspectorate*
Activities: *transportation of cargoes (other than hazardous)*

Number: *AOS-77-066710*
Date of issuance: *06.21.2001*
Valid till: *06.20.2004*
Licensing authority: *the Moscow Transportation Inspectorate*

Activities: *transportation of passengers (own employees) by buses and microbuses*

Number: *ASM-77-038088*
Date of issuance: *11.22.1999*
Valid till: *11.22.2002*
Licensing authority: *the Moscow Transportation Inspectorate*
Activities: *cross border transportation of passengers (own employees and third persons) by buses*

Number: *LSS-03808*
Date of issuance: *11.22.1999*
Valid till: *11.22.2002*
Licensing authority: *the Moscow Transportation Inspectorate*
Activities: *transportation of passengers by cars*

Number: *TIAZ No. 027878*
Date of issuance: *11.10.1998*
Valid till: *11.10.2001*
Licensing authority: *the Moscow Transportation Inspectorate*
Activities: *acceptance, storage and refueling of vehicles*

Number: *U00226*
Date of issuance: *04.21.2000*
Valid till: *04.21.2003*
Licensing authority: *FGUP State Research Automobile Institute*
Activities: *application of the GOST R certification compliance mark*

Number: *42 EK-001812*
Date of issuance: *04.05.2000*
Valid till: *04.05.2003*
Licensing authority: *the Federal Mining and Industrial Supervision*
Activities: *operation of elevators (lifts)*

Number: *4205E-02/02551*
Date of issuance: *02.15.1999*
Valid till: *02.15.2002*
Licensing authority: *the Federal Mining and Industrial Supervision of Russia*
Activities: *maintenance and upkeep of gas pipelines; gas equipment for industrial enterprises; monitoring and protection equipment for gas equipment and gas facilities*

Number: *42EK-002652*
Date of issuance: *09.11.2000*
Valid till: *09.11.2003*
Licensing authority: *the Federal Mining and Industrial Supervision of Russia*
Activities: *operation of high pressure vessels*

Number: *MOS 002217*
Date of issuance: *12.31.1998*
Valid till: *01.01.2002*
Licensing authority: *the Moscow and Oka basin water department*
Activities: *dumping rain sewage into the Likhoborka River*

Number: *LMKP 000453*
Date of issuance: *02.28.2001*
Valid till: *02.28.2004*
Licensing authority: *the Moscow Environmental Committee*
Activities: *monitoring the contents of hazardous substances in waste gases of vehicles and adjustment of motors*

13. Taxpayer Identification No. (INN):
7710016640

14. The industry to which the issuer belongs:
OKOHKh Codes:
52300
14971
61124
95300
82000
87100
84300
66000
61129
62000
91517
91610
63100
63200
51500
71100
72200
91514
51221
72200

15. The issuer's location, mail address and contact telephone Nos.:
Location: *Building 3, 12 Petrovsky Boulevard, Moscow, Russia*
Mail address: *Building 3, 12 Petrovsky Boulevard, Moscow K-51, GSP-4 127994 Russia*
Phone: *(095) 950 00 00* Facsimile: *(095) 950 06 18*
E-mail: *mgts@mgts.ru*

16. The issuer's auditor:

Name: *ZAO Deloitte & Touche*

Location: *Building 2, 4/7 Vozdvizhenka, "Mokhovaya" Business Centre, Moscow, 125009*
Taxpayer Identification No. (INN): *7703097990*
Mail address: *Building 1, 16/2 Tverskaya Ulitsa, 103009 Moscow*
Phone: *787 06 00* Facsimile: *787 06 01*
E-mail: *moscow@deloitte.ru*

License held by the auditor:
No.: E002417
Date of issuance: *11.06.2002*
Date of expiry: *11.06.2007*
Licensing authority: *the Central Licensing Qualification Accounting Commission of the Ministry of Finance of the Russian Federation*

17. Organizations registering the rights to the securities of the issuer

Registrar:
Name: *OAO Reestr*
Location: *29 Ulitsa Ryleeva, 119034 Moscow, Russia*
Mail address: *Building13-14, 13 Myasnitskaya Ulitsa, 101000 Moscow, Russia*
Phone: *(095) 208 58 93 (a branch of Reestr-Svyaz)*
Facsimile: *(095) 208 47 77 (a branch of Reestr-Svyaz)*
E-mail: *sv@aoreestr.ru (a branch of Reestr-Svyaz)*

License:
No.: *10-000-1-00254*
Date of issuance: *09.13.2002*
Date of expiry: *not determined*
Licensing authority: *Federal Securities Market Commission of the Russian Federation*
The date when this registrar opened the register: *12.01.1994*

Depositary which keeps the issuer's securities in centralized custody:
Name: *Non-Commercial Partnership the National Depositary Center*
Location: *11 Bolshoy Kislovsky Pereulok, Moscow, Russia*
Mail address: *Building 4, 1/13 Sredny Kislovsky Pereulok, 103009 Moscow, Russia*
Phone: *7(095)234 42 80* Facsimile: *7(095) 956 09 38*
E-mail: *ord@ndc.ru*

License:
License No.: *177-03431-000100*
Date of issuance: *12.04.2000*
Date of expiry: *no*
Licensing authority: *the Federal Securities Commission of the Russian Federation*
Opening date of business: *10.17.2000*

18. The issuer's depositary:

The Company has no depositary.

19. Participants in the issuer:

Total number of shareholders (participants): *9,871*

Holders of at least 5% of the issuer's charter capital:

19.1. Name: *Public Joint Stock Company "AFK Sistema"*
Location: *Building 2, 20 Ulitsa Spiridonovka, 103001 Moscow*
Mail address: *10 Leontyevsky Pereulok, 103009 Moscow*
Interest: *41.0503%*

Holders of at least 25% of the charter capital of the issuer's shareholder (participant):

19.1.1. Yevtushenkov Vladimir Petrovich
Inyerest: 75.6%

19.2 Name: *OAO Communications Investment Company (OAO Svyazinvest)*
Location: *Building 2, 55 Ulitsa Plyushchikha, 119121 Moscow*
Mail address: *Building 2, 55 Ulitsa Plyushchikha, 119121 Moscow*
Interest: *23.3333%*

Holders of at least 25% of the charter capital of the issuer's shareholder (participant):

19.2.1 Name: *Ministry of State Property of the Russian Federation*
Location: *9 Nikolsky Pereulok, 103132 Moscow*
Mail address: *9 Nikolsky Pereulok, 103132 Moscow*
Interest: *50% + 1*

19.2.2 Name: *MUSTCOM LIMITED*
Location: *the Republic of Cyprus*
Mail address: *22/13 Voznesensky pereulok, Moscow, 103009*
Interest: *25% +1*

19.2.3 Name: *Russian Federal Property Fund*
Location: *117049, Moscow, 9 Leninsky prospect*
Mail address: *117049, Moscow, 9 Leninsky prospect*
Interest: *25% - 2*

19.3 Name: *ING Bank (Euroasia) ZAO*
Location: *31 Krasnaya Presnia str.,123022, Moscow*
Mail address: *31 Krasnaya Presnia str., 123022, Moscow*
Interest: *7.6393% (nominee)*

Holders of at least 25% of the charter capital of the issuer's shareholder (participant):

19.3.1. Name: *ING Bank (Euroasia) ZAO*
Location: *2631 Stravinsklilaan, 1077 33 Amsterdam, The Netherlands*
Mail address: *ING Bank N.V., P.O. Box 810, 1000 AV Amsterdam, The Netherlands*
Interest: 70%

19.4. Name: *Depositary and Clearing Company ZAO*
Location: *13 1-st Tverskaya- Yamskaya Str., Moscow, 125047*
Mail address: *Building 4, 14/2 Staraya Basmannaya Str., Moscow, 105064*
Interest: *5.3659% (nominee)*

Holders of at least 25% of the charter capital of the issuer's shareholder (participant):

19.4.1. Name: *Depositary and Clearing Company ZAO Non- Comercial Partnership*
Location: *Building 6, 27 Pokrovka Str. Moscow, 103062*
Mail address: *Building 4, 14/2 Staraya Basmannaya Str., Moscow, 105064*
Interest: 52.1793%

19.4.2. Name: *Joint Stock Commercial Bank "Rosbank"*
Location: *11 Masha Poryvaeva Str, Moscow, 107078*
Mail address: *11 Masha Poryvaeva Str, Moscow, 107078*
Interest: 28.2608%

20. The issuer's corporate bodies structure:

Company's governing bodiea are structured as follows:

General meeting of shareholders shall be the supreme governing body of the Company.
Board of Directiors elected by the general shareholders meeting provides the general management of the Compamy, , except the matters which fall within the exclusive competence of the general meeting of shareholders.
Execution of day by day Company's activity is at General Director responsability

According to the Company's Charter (Article 12, Stutues 2,3) the following matters shall be within the competence of the General Shareholders Meeting:

Competence of the general meeting of shareholders (participants) of the issuer pursuant to the charter (constituent documents):

The following matters shall be within the competence of the General

Meeting of Shareholders:

1) introduction of amendments and additions to this Charter or the approval of the Charter of the Company in a revised version;

2) reorganization of the Company;

3) liquidation of the Company, appointment of the liquidation commission and approval of the interim and final liquidation balance sheets;
4) determination of the numerical composition of members of the Board of Directors, election of the members of the Board of Directors and early termination of their powers;

5) determination of the number, nominal value, category (type) of authorized (declared) shares;
6) increase of the Charter Capital by means of an increase of the nominal value of shares or placement of additional shares;

Increase of the Charter Capital by means of placement of additional shares through a closed subscription or placement of common shares through an open subscription, which make up over 25% of the previously placed common shares of the Company;

7) reduction of the Company's Charter Capital by means of a reduction of the nominal value of placed shares, acquisition by the Company of a part of the placed shares in order to reduce their total number, as well as by way of cancellation of the shares acquired or redeemed by the Company;

8) forming of a sole executive body – the General Director, and early termination of his powers;

9) determination of the numerical composition of the Auditing Commission, election of its members and early termination of its powers;

10) approval of the Auditor of the Company;

11) approval of the annual reports, accounting balance sheets, profit and loss accounts of the Company, as well as distribution of its profits and losses, including payment (declaration) of dividends, and the losses of the Company per the results of the fiscal year;

12) determination of the procedure for holding the General Meeting of Shareholders (approval of the "Rules of Procedure of the General Meeting of Shareholders of MGTS"

13) splitting or consolidation of shares;

14) taking decisions on the approval of transactions in the cases stipulated by Article 83 of the Federal Law "On Joint Stock Companies";

15) taking decisions concerning the approval of major transactions in the cases provided for by Article 79 of the Federal Law "On Joint Stock Companies;

16) acquisition by the Company of placed shares in the cases stipulated for by the Federal Law "On Joint Stock Companies";

17) taking a decision concerning the participation in holding companies, financial and industrial groups, and other business associations;

18) approval of the by-laws regulating operation of the bodies of the Company:

a) Regulations on the Board of Directors;

b) Regulations on the Auditing Commission of the Company;

c) Regulations on the Management Council of the Company;

d) Regulations on the General Director;

19) approval of the amount, form and procedure for annual payment of dividends on all the categories (types) of the shares;

20) taking a decision on reimbursement of the costs in the event of convocation of an extraordinary meeting by the persons requested the holding thereof, at the expense of the Company;

21) placement of the emissive securities of the Company by way of a closed subscription to be converted into shares;

Placement of the emissive securities of the Company by way of an open subscription, to be converted into the common shares that make up over 25% of the shares placed previously;
22) resolution of other issues provided for by the Federal Law "On Joint Stock Companies" and the present Charter;

3. Matters placed within the competence of the General Shareholders' Meeting may not be delegated, for their resolution, to the Management Council or General Director of the Company;

4. The General Meeting of Shareholders shall not have the right to consider and make decisions on the matters that are not placed within its competence.

The matters which belong to the exclusive competence of the Board of Directors of the Company may not be delegated to the executive body of the Company.

1) determination of the Company's business priorities;

2) convening of the annual General Shareholders' Meeting and any extraordinary General Shareholders' Meeting, except for the cases where no decision is taken by the Board of Directors on convoking an extraordinary General Shareholders' Meeting or a decision is made to refuse to convene it;

3) approval of the agenda of the General Shareholders' Meeting;

4) determination of the date of drawing up the list of shareholders entitled to participate in the General Meeting of Shareholders, and other issues relating to the competence of the Board of Directors according to the provisions of Article 12 of the Charter and pertaining to the preparation and conduct of the General Shareholders' Meeting;

5) increase of the Charter Capital of the Company at the expense of the Company's effects by way of placing by the Company of additional shares, to the extent of the

amount and categories (types) of the stated (declared) shares, only among the shareholders in proportion to the number of the shares in their possession, as well as placing of common shares by an open subscription making up 25% and less of the previously placed common shares of the Company.

6) placing by the Company through an open subscription of emissive securities convertible into common shares constituting 25% and less of the previously placed common shares of the Company.

7) placing by the Company of bonds and other emissive securities in the cases provided for by the Federal Law "On Joint Stock Companies"

8) determination of the value (monetary valuation) of the Company's effects, placement and redemption value of emissive securities in the cases provided for by the Federal Law "On the Joint Stock Companies";

9) acquisition of the shares, bonds and other securities placed by the Company in the cases provided for by the Federal Law "On Joint Stock Companies";

10) forming of the Management Council and early termination of its powers;

11) recommendations as to the amount of remunerations and compensations payable to the members of the Auditing Commission and determination of the fee payable for the Company Auditor services;

12) recommendations as to the amount of the dividend on shares and its payment procedure;

13) use of the Reserve Fund and other funds of the Company;

14) approval of internal documents of the Company, except for the internal documents which adoption is placed by the Federal Law "On Joint Stock Companies" within the competence of the General Meeting of Shareholders, as well as of other internal documents of the Company which approval is placed by the Company's Charter within the competence of the executive bodies of the Company;

15) establishment of branch offices, individual units, as well as opening of representative offices and their liquidation;

16) approval of major transactions in the cases stipulated for by Chapter X of the federal Law "On Joint Stock Companies";

17) approval of transactions stipulated for by Chapter XI of the Federal Law "On the Joint Stock Companies"

18) approval of the Registrar of the Company and terms and conditions of the contract with him, as well as termination of such contract with him;

19) preliminary approval of annual reports, the annual book-keeping accounts, including profit and loss statement (profit and loss accounts), as well as determination of profits and losses of the Company per the results of fiscal year;

20) adoption of decision on participation (termination of participation, change of the share of participation) of the Company in other organizations, including participation by way of purchasing, sale of shares, stocks of other organizations, excepting the cases provided for by Subitem 17, Item 2 of Article 12 of the present Charter;

21. adoption of decisions on issuing securities, approval of issuing prospectuses, and of securities issue results statements;

22) preliminary coordination of a transaction or several transactions interrelated with regard to alienation or possibility of alienation by the Company, directly or indirectly, of property which value makes up from 1,0% to 25% of the balance value of the Company's assets according to the book-keeping accounts of the Company on the last reporting date;

23) consideration of the Auditing Commission and Auditor reports;

24) determination of the content, volume of and procedure for protection of the information constituting a state secret;

25) determination of the persons authorized to sign contracts of employment with the General Director and members of the Management Council;

26) approval of terms and conditions of labor contracts concluded with the General Director and members of the Management Council;

27 rescindment of the contract of employment with the General Director in the event of early termination of his powers by the General Meeting of Shareholders;

28) approval of regulations on branches, representative offices and individual units of the Company, introducing amendments and additions into their regulations;

29) other matters provided for by the Federal Law "On Joint Stock Companies";

3. Resolution of matters placed within the competence of the Board of Directors shall not be delegated to an executive body of the Company;

21. Members of the Board of Directors (Supervisory Board) of the issuer:

The Board of Directors
Chairman: ***Nail I. Ismailov***

Members of the Board of Directors:

Alexander Yu. Goncharuk
Born in ***1956***

Positions held in the past five years:
Period: ***1996 through present time***
Entity: ***PJSC "Joint Stock Financial Corporation Sistema"***
Field of activity: ***information and consulting services***
Position: ***Vice President***

Period: ***1996 through present time***
Entity: ***PJSC "Joint Stock Financial Corporation Sistema"***
Field of activity: ***information and consulting services***
Position: ***Member of the Board of Directors***

Period: *1998 through present time*
Entity: *JSC "System of Telecommunications, Information and Communications"*
Field of activity: *communications*
Position: *General Director, member of the Board of Directors*

Period: *1999 through 2002*
Entity: *PJSC "Moscow Ssience and Technologies Commity"*
Field of activity: *Investment*
Position: *member of the Board of Directors*

Period: *1998 -2002*
Entity: *Center-TS ZAO*
Field of activity: *communications*
Position: *General Director, member of the Board of Directors*

Period: *1998 -1999*
Entity: *PJSC "Mobile Telesistems"*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *1999 -2001*
Entity: *"Komstar" ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1999 -2001*
Entity: *PJSC "Academic Mintz Radiotechnical Institute"*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *AOOT NPK The Research Institute of Long-Distance Radio Communications*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1999 through present time*
Entity: *Center-Telko ZAO*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *1999 through 2001*
Entity: *Moscow Telecom Corporation ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *Center of Prospective Design Vympel-Sistema ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *Invest-Svyaz-Holding ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *Research and Technical Enterprise Intellect Telecom ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *NPK High Technologies and Strategic Systems ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *E-Sistema.RU ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *Scientific Center Concern OAO*
Field of activity: *research and design*
Position: *member of the Board of Directors*

Period: *2000 -2002*
Entity: *Moscow Cellular Communications OAO*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2000 through 2001*
Entity: *MS-Tel OAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *MTU-Inform ZAO*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2000 through 2001*
Entity: *Radio Technical and Information Systems Concern OAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *The Information System for Business ZAO*
Field of activity: *information*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *Open Joint Stock Company Telecom XXI*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2002 through present time*
Entity: *PJSC Mobile Telecominicational Systems*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2002 through present time*
Entity: *MTU Intel ZAO*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***0***
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Other remuneration in kind (RUR): 0
Total (RUR): ***0***

Nail I. Ismailov
Born in ***1939***
Positions held in the past five years:

Period: *1996 through 1999*
Entity: *OAO Communications Investment Company*
Field of activity: *communications*
Position: *General Director*

Period: *1999 -2002*
Entity: *OAO Nizhegorodsksvyazinform*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1999 through present time*
Entity: *OAO Electrosvyaz of Rostov region*
Field of activity: *communications*

Position: *member of the Board of Directors*

Period: *1999 through present time*
Entity: *Non Commercial Organizasion "Telecomunicational equipment comsumers and producers Union"*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1999 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *1999 through present time*
Entity: *OAO Volgatelecom*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company*:* ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***0***
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Other remuneration in kind (RUR):
Total (RUR): ***0***

Vladimir S. Lagutin
Born in *1947*
Positions held in the past five years:

Period: *1996 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *General Director*

Period: *1998 through present time*
Entity: *Comstar ZAO*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *1998 through present time*
Entity: *Telmos ZAO*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *1998 through present time*
Entity: *Center-TS ZAO*
Field of activity: *communications*

Position: *Chairman of the Board of Directors*

Period: *2000 through present time*
Entity: *Petrodvor ZAO*
Field of activity: *leasing out real estate*
Position: *Chairman of the Board of Directors*

Interest in the issuer's charter capital: ***0.03617%***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): *180,627*
Bonuses (RUR): *155,599*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *336,2226*

Alexander V. Lopatin
Born in ***1964***

Positions held in the past five years:
Period: *1996 through 1999*
Entity: *RAO UES of Russia*
Field of activity: *power engineering*
Position: *Treasurer*

Period: *1999 through present time*
Entity: *OAO Communications Investment Company*
Field of activity: *communications*
Position: *Deputy General Director*

Period: *2000 through present time*
Entity: *OAO Communications Investment Company*
Field of activity: *investments into communications*
Position: *member of the Management Board*

Period: *2000 through present time*
Entity: *OAO Central Telegraph*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Khantymansiyskorktelecom*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO MobiTel*
Field of activity: *construction of communications facilities*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO ROSTELECOM*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO The Central Telecommunications Company*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2002 through present time*
Entity: *OAO Dalsviaz*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2002 through present time*
Entity: *OAO Krasnoyarsk region "Elektrosviaz"*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2002 through present time*
Entity: *OAO "Volgatelecom"*
Field of activity: *communications*
Position: *Member of the Board of Directors*

Period: *2002 through present time*
Entity: *OAO " Sibirtelecom"*
Field of activity: *communications*
Position: *Member of the Board of Directors*

Period: *2001 through present time*
Entity: Non comercial Partnership *"Center of Telecom devlopment problem learning"*
Field of activity: *communications*
Position: Director

Interest in the issuer's charter capital: *no*
Interest held in the issuer's subsidiary or dependent company*: no*

Remuneration paid out in the reporting quarter:
Salary (RUR): *0*
Bonuses (RUR): *51,843*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *51,843*

Yevgeny G. Novitsky
Born in *1958*
Positions held in the past five years:

Period: *1998 through present time*
Entity: *AOOT Joint Stock Financial Corporation Sistema*
Field of activity: *information and consulting services*
Position: *President, member of the Board of Directors*

Period: *1998 through present time*
Entity: *Sistema-Invest ZAO*
Field of activity: *information and consulting services*
Position: *member of the Board of Directors*

Period: *1998 through present time*
Entity: *Region Joint Stock Company of Scientific and Technical Development OAO*
Field of activity: *information services*
Position: *member of the Board of Directors*

Period: *1998 through present time*
Entity: *Scientific Center Concern OAO*
Field of activity: *research and design*
Position: *member of the Board of Directors*

Period: *1998 through present time*
Entity: *Mobile TeleSystems OAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *Sistema-Neft OAO*
Field of activity: *oil recovery and refining*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *OAO The "Mass Media Systems" Media-Center Mass Media and Advertising Concern*
Field of activity: *mass media*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *OAO AKB Moscow Bank of Reconstruction and Development*
Field of activity: *banking*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *OAO Angstrem*
Field of activity: *electronics*
Position: *member of the Board of Directors*

Period: *1999 through 2001*

Entity: *MKNT & Co. OAO*
Field of activity: *investments*
Position: *member of the Board of Directors*

Period: *1999 through present time*
Entity: *OAO Russian Insurance People's Company (ROSNO)*
Field of activity: *insurance*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *ZAO Olympic System*
Field of activity: *information and consulting services*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *OAO Kvant*
Field of activity: *electronics*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *ZAO Metropolis Publishing and Advertising Group*
Field of activity: *mass media*
Position: *member of the Board of Directors*

Period: *1998 through present time*
Entity: *ZAO System of Telecommunications, Information and Communications*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2000 through 2001*
Entity: *ZAO Ankey/Holding*
Field of activity: *information*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *ZAO Invest-Svyaz-Holding*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *ZAO Information Systems for Business*
Field of activity: *information*
Position: *member of the Board of Directors*

Period: *2000 through present time*

Entity: *OAO Radio Technical and Information Systems Concern*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *ZAO NPK High Technologies and Strategic Systems*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO Bolshaya Ordynka*
Field of activity: *construction*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO Sistema-Gals*
Field of activity: *construction*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Telecom XXI*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***0***
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***0***

Semyon V. Rabovsky
Born in ***1954***
Positions held in the past five years:
Period: *1996 through 2001*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *First Deputy General Director, Head of the Customer Services Department*

Period: *1998 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *First Deputy General Director*

Period: *1999 through 2001*

Entity: *AMT ZAO*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *1999 through present time*
Entity: *ZAO Golden Line*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO MTU-Intel*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: *0.01321%*
Interest held in the issuer's subsidiary or dependent company:
None

Remuneration paid out in the reporting quarter:
Salary (RUR): *181,151*
Bonuses (RUR): *49,694*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *230,809*

Irina M. Ragozina
Born in *1950*
Positions held in the past five years:

Period: *2001*
Entity: *OAO Electrical Communications of the Kurgan Region*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001*
Entity: *OAO "PTS"*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1996 through 1997*
Entity: *OAO Communications Investment Company*
Field of activity: *communications*
Position: *Deputy Head of the Securities and Stockholdings Management Service*

Period: *1997 through present time*
Entity: *OAO Communications Investment Company*
Field of activity: *communications*

Position: *Head of the Stockholdings Management Service, Director of the Corporate Management Department*

Period: *2001 through present time*
Entity: *OAO Svyazinform of the Chelyabinsk Region*
Field of activity: *communications*
Position: *Chairperson of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO "North-West Telecom"*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001-2002*
Entity: *OAO "Electrosviaz" of the Orel region*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO "Electrosviaz" of the Chelyabinsk Region*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Kamchatskssvyazinform*
Field of activity: *communications*
Position: *Chairperson of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Rostelecom*
Field of activity: *communications*
Position: *Chairperson of the Board of Directors*

Interest in the issuer's charter capital: *no*
Interest held in the issuer's subsidiary or dependent company: *no*

Remuneration paid out in the reporting quarter:
Salary (RUR): *0*
Bonuses (RUR): *0*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *0*

Valery N. Yashin
Born in *1941*
Positions held in the past five years:

Period: *2001through present time*
Entity: *ZAO The Saint-Petersburg Pay Telephones*
Field of activity: *communications*

Position: *member of the Board of Directors*

Period: *2001 - 2002*
Entity: *OAO "Electrosliaz" of the Orel region*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 - 2002*
Entity: *OAO Svyazinvest-Media*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *1996 through 2001*
Entity: *OAO The Petersburg Telephone Network*
Field of activity: *communications*
Position: *General Director*

Period: *1999 through present time*
Entity: *OAO Communications Investment Company*
Field of activity: *investments into communications*
Position: *General Director*

Period: *2000 through present time*
Entity: *OAO Communications Investment Company*
Field of activity: *investments into communications*
Position: *Chairman of the Management Board*

Period: *2001 through present time*
Entity: *OAO The Central Telecommunications Company*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO MobiTel*
Field of activity: *construction of communications facilities*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO ROSTELECOM*
Field of activity: *investments into communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Telecominvest*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO The Petersburg Telephone Network*
Field of activity: *communications*

Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO RTComm.RU*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2002 through present time*
Entity: *OAO "North West Telecom"*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2002 through present time*
Entity: *OAO "National Payphones Network"*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): *0*
Bonuses (RUR): *0*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *51,843*

Vadim S. Degtyarev
Born in *1975*
Positions held in the past five years:

Period: *1994 through 1997*
Entity: *CT Bowring Ltd (Marsh and McLennan)*
Field of activity: *insurance*
Position: *insurance agent*

Period: *1997 through present time*
Entity: *Brunswick Capital Management*
Field of activity: *investments*
Position: *Fund Manager*

Period: *2001 through present time*
Entity: *OAO Samarasvyazinform*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO TsUM*
Field of activity: *commerce*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***0***
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***0***

Anton I. Osipchuk
Born in ***1967***
Positions held in the past five years:

Period: ***2001***
Entity: ***OAO PTS***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: ***1996 through 1997***
Entity: ***OAO AB Incombank***
Field of activity: ***banking***
Position: ***Deputy Manager***

Period: ***1996 through 1996***
Entity: ***AKB Incombank of Saint Petersburg***
Field of activity: ***banking***
Position: ***Head of the Profit Center for operations with securities and consulting on investments and finance***

Period: ***1997 through 2000***
Entity: ***OAO Telecominvest***
Field of activity: ***investments***
Position: ***Deputy General Director for Economy and Finance***

Period: ***2000 - 2002***
Entity: ***OAO Communications Investment Company***
Field of activity: ***investments into communications***
Position: ***member of the Management Board***

Period: ***2000 through 2002***
Entity: ***OAO Communications Investment Company***
Field of activity: ***investments***
Position: ***First Deputy General Director***

Period: ***2001 through present time***
Entity: ***OAO ROSTELECOM***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: *2001 through present time*
Entity: *ZAO MobiTel*
Field of activity: ***communications***
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO North-West Telecombank*
Field of activity: ***banking***
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO The South Telecommunications Company*
Field of activity: ***communications***
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO RTComm.RU*
Field of activity: ***communications***
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Svyazinform of the Samara Region*
Field of activity: ***communications***
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Uralsvyazinform of the Perm Region*
Field of activity: ***communications***
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Nizhegorodsvyazinform*
Field of activity: ***communications***
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO "North-West Telecom"*
Field of activity: ***banking***
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *AKB "Sviaz-bank"*
Field of activity: ***banking***
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO "VolgaTelecom"*
Field of activity: ***banking***
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company***: no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***0***
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***0***

Alexander P. Vronets
Born in *1954*
Positions held in the past five years:

Period: *1994 - 1996*
Entity: *OAO Giprosviaz*
Field of activity: *telecom*
Position: *Director General*

Period: *1996 through present time*
Entity: *OAO "Joint Stock Financial Corporation "Sistema"*
Field of activity: *Consulting*
Position: *membet of the Boatd of Directors*

Period: *1996 through preent time*
Entity: *ZAO "Sistema Telecom"*
Field of activity: *telecom*
Position: *First Deputy Director General*

Period: *1999 - 2001*
Entity: *OAO Giprosviaz*
Field of activity: *telecom*
Position: *member of the Board of Directors*

Period: *1999 -trough present time*
Entity: *OAO Mobile TeleSistems*
Field of activity: *telecom*
Position: *member of the Board of Directors*

Period: *1999 - 2002*
Entity: *ZAO Telmos*
Field of activity: *telecom*
Position: *member of the Board of Directors*

Period: *1999-2001*
Entity: *ZAO Mediatel*
Field of activity: *telecom*
Position: *member of the Board of Directors*

Period: *2000 - 2002*
Entity: *OAO MS-Tel*
Field of activity: ***telecom***
Position: ***member of the Board of Directors***

Period: *2000 - 2002*
Entity: *ZAO Telmos*
Field of activity: ***telecom***
Position: ***member of the Board of Directors***

Period: *2000 - 2002*
Entity: ***Telecom Equipment Supplies and Consumers Union***
Field of activity: ***non comercial organization***
Position: ***member of the Board of Directors***

Period: ***2000 trough present time***
Entity: ***OAO Intellect Telecom***
Field of activity: ***telecom***
Position: ***member of the Board of Directors***

Period: ***2000 - 2001***
Entity: ***ZAO Metro Telecom***
Field of activity: ***telecom***
Position: ***member of the Board of Directors***

Period: ***2002 trouhg present time***
Entity: ***ZAO Interrigional Tranzit Telecom***
Field of activity: ***telecom***
Position: ***member of the Board of Directors***

Period: ***2002 trouhg present time***
Entity: ***Invest Svyaz Holding***
Field of activity: ***Leasing***
Position: ***member of the Board of Directors***

Period: ***2002 trouhg present time***
Entity: ***ZAO "I – Sistema"***
Field of activity: ***telecom***
Position: ***member of the Board of Directors***

Period: ***2002 through present time***
Entity: ***ZAO Mediatel***
Field of activity: ***telecom***
Position: ***member of the Board of Directors***

Period: ***2002 trouhg present time***
Entity: ***ZAO Center Telco***
Field of activity: ***telecom***
Position: ***member of the Board of Directors***

Period: *2002 trouhg present time*
Entity: *OAO Moscow Cellular Network*
Field of activity: *telecom*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***0***
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***0***

Viktor D. Savchenko
Born in ***1960***
Positions held in the past five years:

Period: ***1994-2001***
Entity: ***Ministry of Justice***
Field of activity: ***law***
Position: ***Atterney***

Period: ***2001 trough present time***
Entity: ***OAO "Investment Communicatiom Company"***
Field of activity: ***telecom***
Position: ***Head of the Law Department***

Period: ***2002 trough present time***
Entity: ***OAO Khantymansiyskokrtelecom***
Field of activity: ***telecomunication***
Position: ***membet of the Board of Directors***

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***0***
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***0***

22. Individual and collective corporate bodies and officials of the issuer's manager

The issuer's individual executive body and members of the collective executive body:

Vladimir S. Lagutin

Born in *1947*
Positions held in the past five years:
Period: *1996 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *General Director*

Period: *1996 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Chairman of the Management Board*

Period: *1998 through present time*
Entity: *Comstar ZAO*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *1998 through present time*
Entity: *Telmos ZAO*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *1998 through present time*
Entity: *Center-TS ZAO*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2000 through present time*
Entity: *Petrodvor ZAO*
Field of activity: *leasing out real estate*
Position: *Chairman of the Board of Directors*

Interest in the issuer's charter capital: *0.03617%*
Interest held in the issuer's subsidiary or dependent company: *no*

Remuneration paid out in the reporting quarter:
Salary (RUR): *194,034*
Bonuses (RUR): *174,818*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *368,852*

Irina R. Borisenkova
Born in *1963*
Positions held in the past five years:

Period: *1996 through 1997*
Entity: *Kit TOO*
Field of activity: *wood processing*
Position: *Chief Accountant*

Period: *1997 through 1997*
Entity: *OOO Evrostroykomplekt*
Field of activity: *construction*
Position: *Finance Director*

Period: *1998 through 2000*
Entity: *OAO Moscow City Telephone Network*
Field of activity: *communications*
Position: *Finance Comptroller, First Deputy Chief Accountant*

Period: *2000 through present time*
Entity: *OAO Moscow City Telephone Network*
Field of activity: *communications*
Position: *Chief Accountant*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***168,15***
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***168,135***

Vladimir A. Afonin
Born in ***1939***
Positions held in the past five years:
Period: *1996 through 1997*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *telecommunications*
Position: *Executive Officer*

Period: *1997 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *telecommunications*
Position: *Head of HRM Department*

Interest in the issuer's charter capital: ***0.0001***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***166,320***
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***166,320***

Rashit M. Zamaldinov

Born in *1954*
Positions held in the past five years:
Period: *1996 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Deputy General Director, Head of IT Department*

Period: *2000 -2002*
Entity: *Mediatel ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 –trough present time*
Entity: *ZAO Telmos*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: *0,00052%*

Remuneration paid out in the reporting quarter:
Salary (RUR): *166,536*
Bonuses (RUR): *20,534*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *187,072*

Valentina Ya. Irzhova
Born in *1946*
Positions held in the past five years:
Period: *1996 through 1997*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Head of the legal division*

Period: *1997 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Head of the Law Department*

Period: *1999 through 2001*
Entity: *PTT-Teleport Moscow ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *MTU-Inform ZAO*
Field of activity: *telecommunications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: *0.00063%*
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): *158,792*
Bonuses (RUR): *50,400*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *209,192*

Alexander K. Zhilin
Born in *1946*
Positions held in the past five years:
Period: *1996 through 1999*
Entity: *the Federal Security Service of the Russian Federation*
Field of activity: *military service*
Position: *military man*

Period: *2000 through present time*
Entity: *OAO Moscow City Telephone Network*
Field of activity: *communications*
Position: *Deputy General Director, Chief of the Security Service*

Period: *2000 through present time*
Entity: *ZAO Special Information Service*
Field of activity: *research, design and project development*
Position: *Member of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): *180,180*
Bonuses (RUR): *13,650*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *193,830*

Vladimir O. Kostrov
Born in *1960*
Positions held in the past five years:
Period: *1999 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Chief Operating Officer*

Period: *1999 through present time*
Entity: *City-Telecom ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: *0.0063%*
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***162,690***
Bonuses (RUR): ***20,534***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***183,224***

Sergey N. Ksenofontov
Born in ***1955***
Positions held in the past five years:
Period: ***1996 through 1999***
Entity: ***Moscow Technical University of Communications and Information***
Field of activity: ***education***
Position: ***Dean, Faculty of Multi-Channel Telecommunications***

Period: ***1999 through present time***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Head of the Construction Department***

Interest in the issuer's charter capital: *0.00003%*
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***153,817***
Bonuses (RUR): ***37,200***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***191,017***

Yuri M. Kulikov
Born in ***1949***
Positions held in the past five years:
Period: ***1996 through present time***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Division Manager***

Period: ***1998 through present time***
Entity: ***OAO Holiday Hotel Priazovye***
Field of activity: ***services (treatment and recreation)***
Position: ***Chairman of the Board of Directors***

Interest in the issuer's charter capital: *0.0306%*
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): *151,799*
Bonuses (RUR): *0*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *161,799*

Viktor S. Panov
Born in *1950*
Positions held in the past five years:
Period: *1996 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Deputy General Director, Head of the Department of Technical Operation of Telecommunications*

Period: *1998 through present time*
Entity: *Comstar ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: *0.00767%*
Interest held in the issuer's subsidiary or dependent company:
Name: *ZAO Research and Technical Center Komset*
Interest: *1.8%*

Remuneration paid out in the reporting quarter:
Salary (RUR): *178,688*
Bonuses (RUR): *16,427*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *195,155*

Semyon V. Rabovsky
Born in *1954*
Positions held in the past five years:

Period: *1996 through 2001*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *First Deputy General Director, Head of the Customer Services Department*

Period: *2001 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *First Deputy General Director*

Period: *1999 -2002*
Entity: *Golden Line ZAO*
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Period: *1999 -2002*
Entity: *AMT ZAO*
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Period: ***2002through present time***
Entity: ***ZAO MTU-Intel***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Interest in the issuer's charter capital: ***0.01321%***
Interest held in the issuer's subsidiary or dependent company:
Name: ***ZAO Research and Technical Center Komset***
Interest: *1.8%*

Remuneration paid out in the reporting quarter:
Salary (RUR): *197,590*
Bonuses (RUR): *0*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *197,590*

Nikolay V. Savlukov
Born in ***1958***
Positions held in the past five years:
Period: ***1996 through 2000***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Deputy General Director, Head of the security service***

Period: ***1999 through present time***
Entity: ***Research and Technical Center Komset ZAO***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: ***2000 through present time***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Deputy General Director, Head of UIRIS***

Interest in the issuer's charter capital: ***0.00214%***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): *169,712*

Bonuses (RUR): *17,897*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *187,609*

Igor A. Solomatnikov
Born in ***1946***
Positions held in the past five years:
Period: ***1996 through present time***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Division Manager***

Period: ***1999 2002***
Entity: ***PTT-Teleport Moscow ZAO***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: ***2000 through present time***
Entity: ***MTK-Trunk ZAO***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Interest in the issuer's charter capital: ***0.05553%***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***157,588.53***
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***157,588.53***

Viktor A. Chervony
Born in ***1956***
Positions held in the past five years:
Period: ***1996 through 1997***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Deputy Chief Accountant for Financial Control***

Period: ***1997 through 2000***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***First Deputy Chief Accountant***

Period: ***2000 through present time***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***

Position: *Deputy General Director, Head of the Economy and Finance Department*

Period: *2000 through present time*
Entity: *AKB LINK-Bank OAO*
Field of activity: *banking*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *Petrodvor ZAO*
Field of activity: *leasing out real estate*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *OAO AKB Moscow Bank of Reconstruction and Development*
Field of activity: *banking*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *AMT ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *MTU-Inform ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***0,00052%***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***169,876***
Bonuses (RUR): ***54,500***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***224,476***

Vladimir I. Sutyagin
Born in ***1945***

Positions held in the past five years:
Period: *1996 through 2000*
Entity: *JSC Moscow City Telephone Network, UITO Service*
Field of activity: *communications*
Position: *Deputy Head of UITO Service for General Matters and Commercial Operations*

Period: *2000 through present time*

Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Deputy General Director, Head of UITO Service*

Period: *2001-2002*
Entity: *OOO Medicom-33*
Field of activity: *medicine*
Position: *Member of the Board of Directors*

Interest in the issuer's charter capital: ***0.00256%***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***171,990***
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***171,990***

The person acting as the issuer's individual executive body:
Vladimir S. Lagutin

23. Remuneration paid to members of the Board of Directors (Supervisory Board) and other officials of the issuer.

The remuneration paid to all officials listed in Sections 21 and 22 for the reporting period amounted to, in the aggregate:

Salary: ***RUR 2,547,649.***
Bonuses: ***RUR 406,060***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 0***
Total: ***RUR 2,953,709.75***

See also Sections 21 and 22

24. Legal entities in which the issuer holds an interest.

Legal entities in which the issuer holds at least 5% of the charter capital:

Name: *Petrodvor ZAO*
Location: *Building 1, 12 Petrovsky Boulevard, 103051 Moscow*
Mail address: *Building 1, 12 Petrovsky Boulevard, 103051 Moscow*
Interest owned by the issuer in the charter capital of the entity: *100%*

Name: *MS-Tel OAO*
Location: *22 Marksistskaya Ulitsa, 109147 Moscow*
Mail address: *Building 2, 12 Petrovsky Boulevard, 103051 Moscow*
Interest owned by the issuer in the charter capital of the entity: *100%*

Name: *AMT ZAO*
Location: *42a Khoroshevskoye Shosse, 123007 Moscow*
Mail address: *42a Khoroshevskoye Shosse, 123007 Moscow*
Interest owned by the issuer in the charter capital of the entity: *100%*

Name: *OAO Holiday Hotel "Priazov'e"*
Location: *353680, Krasnodar region, Yeysk, Eeysk peninsula*
Mail address: *353680, Krasnodar region, Yeysk, Eeysk peninsula*
Interest owned by the issuer in the charter capital of the entity: *67.01%*

Name: *ZAO MTU-inform Company*
Location: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Mail address: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Interest owned by the issuer in the charter capital of the entity: *51%*

Name: *Centre TS ZAO*
Location: *Board Room, 6 Matveevskaya Ulitsa, 119501 Moscow*
Mail address: *Building 2, 12 Petrovsky Boulevard, 103051 Moscow*
Interest owned by the issuer in the charter capital of the entity: 50%

Name: *Comstar ZAO*
Location: *Building 1, 3 Dmitrovsky Pereulok, 103031 Moscow*
Mail address: *Building 1, 3 Dmitrovsky Pereulok, 103031 Moscow*
Interest owned by the issuer in the charter capital of the entity: *50%*

Name: *Telmos ZAO*
Location: *15 Zemledelchesky Pereulok, 119121 Moscow*
Mail address: *15 Zemledelchesky Pereulok, 119121 Moscow*
Interest owned by the issuer in the charter capital of the entity: *40%*

Name: *RadioPage ZAO*
Location: *Building 1, 23 1st Tverskaya-Yamskaya Ulitsa, 125047 Moscow*
Mail address: *13 2nd Zvenigorodskaya Ulitsa, 123022 Moscow*
Interest owned by the issuer in the charter capital of the entity: *40%*

Name: *Mediatel ZAO*
Location: *42a Khoroshevskoye Shosse, 123007 Moscow*
Mail address: *42a Khoroshevskoye Shosse, 123007 Moscow*
Interest owned by the issuer in the charter capital of the entity: *35.83%*

Name: *ZAO MTU-Intel*
Location: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Mail address: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Interest owned by the issuer in the charter capital of the entity: *25.5%*

Name: *OAO Joint Stock Commercial Bank Link-bank*
Location: *Building 2, 7 Dmitrovskoye Shosse, 127434 Moscow*
Mail address: *Building 2, 7 Dmitrovskoye Shosse, 127434 Moscow*
Interest owned by the issuer in the charter capital of the entity: *24.6 %*

Name: *Moscow Cellular Communications OAO*
Location: *18/20 Vorontsovskaya Ulitsa, 109044 Moscow*
Mail address: *18/20 Vorontsovskaya Ulitsa, 109044 Moscow*
Interest owned by the issuer in the charter capital of the entity: *23.5%*

Name: Independent Pention Fund "Sistema"
Location: *Building 4, 35 B. Tatarskays Str. Moscow*
Mail address: *Building 4, 35 B. Tatarskays Str. Moscow*
Interest owned by the issuer in the charter capital of the entity: *21.74%*

Name: *Special Information Service ZAO*
Location: *10 Abramtsevskaya Ulitsa, 127576 Moscow*
Mail address: *10 Abramtsevskaya Ulitsa, 127576 Moscow*
Interest owned by the issuer in the charter capital of the entity: *19%*

Name: *Inter-Regional Transit-Telecom ZAO*
Location: *18/20 Vorontsovskaya Ulitsa, 109044 Moscow*
Mail address: *22 Marksistskaya Ulitsa, 101100 Moscow*
Interest owned by the issuer in the charter capital of the entity: *13.65%*

Name: *Reestr OOO*
Location: *29 Ulitsa Ryleeva, 119034 Moscow*
Mail address: *Building 13-14, 13 Myasnitskaya Ulitsa, 101000 Moscow*
Interest owned by the issuer in the charter capital of the entity: *11.8%*

Name: *Research and Technical Center Komset ZAO*
Location: *7 Zelyony Prospekt, 111141 Moscow*
Mail address: *7 Zelyony Prospekt, 111141 Moscow*
Interest owned by the issuer in the charter capital of the entity: *11.09%*

Name: *MTK-trunk ZAO*
Location: *8 Mozhayskoye Shosse, 121374 Moscow*
Mail address: *Building 7, 78 Prospekt Vernadskogo, 123357 Moscow*
Interest owned by the issuer in the charter capital of the entity: *10%*

Name: *Vols ZAO*
Location: *4 Vinnitskaya Ulitsa, 117192 Moscow*
Mail address: *4 Vinnitskaya Ulitsa, 117192 Moscow*
Interest owned by the issuer in the charter capital of the entity: *10%*

Name: *The Moscow Teleport ZAO*
Location: *16 Ulitsa Kazakova, 103064 Moscow*
Mail address: *Buildings 3 and 3a, 27/26 Zubovsky Boulevard, 119021 Moscow*
Interest owned by the issuer in the charter capital of the entity: *10%*

Name: *OAO AKB "Moscow Reconstruction and Development Bank"*
Location: *Building 1, 9/10 Kuznetsky Most Str., 107031 Moscow*
Mail address: *Building 1, 9/10 Kuznetsky Most Str., 107031 Moscow*
Interest owned by the issuer in the charter capital of the entity: *6,2176%*

Name: *Expo-Telecom ZAO*
Location: *7 Tverskaya Ulitsa, 103375 Moscow*
Mail address: *7 Tverskaya Ulitsa, 103375 Moscow*
Interest owned by the issuer in the charter capital of the entity: *5.56%*

Name: *City Telecom ZAO*
Location: *11 Novy Arbat, 121852 Moscow*
Mail address: *25B 1st Krasnogvardeysky Proezd, 123100 Moscow*
Interest owned by the issuer in the charter capital of the entity: *5%*

25. Interests held by all legal entities in which the issuer holds at least 5% of the charter capital and officials thereof in the issuer's charter capital

25.1 Name: *ZAO AMT*
Location: *42a Khoroshevskoye Shosse, 123007 Moscow*
Mail address: *42a Khoroshevskoye Shosse, 123007 Moscow*
Interest owned by the issuer in the charter capital of the entity: *100%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.1.1. *Vladimir D. Stukalov*
Functions of the official: *individual executive body*
Interest owned by the official in the issuer's charter capital: *0.00026%*

25.2 Name: *ZAO Petrodvor*
Location: *Building 1, 12 Petrovsky Boulevard, 103051 Moscow*
Mail address: *Building 1, 12 Petrovsky Boulevard, 103051 Moscow*
Interest owned by the issuer in the charter capital of the entity: *100%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.2.1. *Vladimir S. Lagutin*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.0367%*

25.2.1. *Victor A. Chervony*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00052%*

25.3. Name: *OAO Holiday Hotel "Priazov'e"*

Location: *353680, Krasnodar region, Yeysk, Eeysk peninsula*
Mail address: *353680, Krasnodar region, Yeysk, Eeysk peninsula*
Interest owned by the issuer in the charter capital of the entity: *67.01%*

25.3.1. *Nikilay N. Purygin*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00031%*

25.3.1. *Yury M. Kulikov*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.03059%*

25.4 Name: *ZAO MTU-inform*
Location: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Mail address: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Interest owned by the issuer in the charter capital of the entity: *51%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.4.1. *Said S. Alimbekov*
Functions of the official: *individual executive body*
Interest owned by the official in the issuer's charter capital: *0.11034%*

25.4.2. *Valentina Ya. Irzhova*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00063%*

25.4.3. *Semen V. Rabovsky*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.01321%*

25.4.4. *Victor A. Chervony*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00052%*

25.5 Name: *ZAO Comstar*
Location: *Building 1, 3 Dmitrovsky Pereulok, 103031 Moscow*
Mail address: *Building 1, 3 Dmitrovsky Pereulok, 103031 Moscow*
Interest owned by the issuer in the charter capital of the entity: *50%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.5.1. *Viktor S. Panov*

Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00767%*

25.5.2. *Vladimir S. Lagutin*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.0367%*

25.6 Name: *ZAO Telmos*
Location: *15 Zemledelchesky Pereulok, 119121 Moscow*
Mail address: *15 Zemledelchesky Pereulok, 119121 Moscow*
Interest owned by the issuer in the charter capital of the entity: *40%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.6.1. *Vladimir S. Lagutin*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.03617%*

25.6.2. *Nikolay M. Gurov*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00005%*

25.7 Name: *RadioPage ZAO*
Location: *Building 1, 23 1st Tverskaya-Yamskaya Ulitsa, 125047 Moscow*
Mail address: *13 2nd Zvenigorodskaya Ulitsa, 123022 Moscow*
Interest owned by the issuer in the charter capital of the entity: *40%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.7.1 *Lyudmila S. Popovich*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00078%*

25.8.1. Name: *Mediatel ZAO*
Location: *42a Khoroshevskoye Shosse, 123007 Moscow*
Mail address: *42a Khoroshevskoye Shosse, 123007 Moscow*
Interest owned by the issuer in the charter capital of the entity: *35.83%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.8.1.Rashit M. Zamaldinov
Functions of the official: *member of the Board of Directors (Supervisory Board)*

Interest owned by the official in the issuer's charter capital: *0.00052%*

25.9 Name: *ZAO MTU-Intel*
Location: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Mail address: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Interest owned by the issuer in the charter capital of the entity: *25.5%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.9.1. *Said S. Alimbekov*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.11034%*

25.9.2. *Semen V. Rabovsky*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.01321%*

25.9.3. *Vladimir S. Lagutin*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.03617%*

25.10 Name: *Open Joint Stock Company Joint Stock Commercial Bank Link-bank*
Location: *7/2 Dmitrovskoye Shosse, 127434 Moscow*
Mail address: *7/2 Dmitrovskoye Shosse, 127434 Moscow*
Interest owned by the issuer in the charter capital of the entity: *20.82%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.10.1 *Ruben A. Amaryan*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.01127%*

25.10.2. *Victor A. Chervony*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00052%*

25.11 Name: *ZAO Research and Technical Center Komset*
Location: *7 Zelyony Prospekt, 111141 Moscow*
Mail address: *7 Zelyony Prospekt, 111141 Moscow*
Interest owned by the issuer in the charter capital of the entity: *11.1%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.11.1*Nikolay V. Savlukov*

Functions of the official: *member of the Board of Directors (Supervisory Board)*

Interest owned by the official in the issuer's charter capital: *0.00214%*

25.11.2*Vasily G. Dedoborshch*

Functions of the official: *member of the Board of Directors (Supervisory Board)*

Interest owned by the official in the issuer's charter capital: *0.00042%*

25.12 Name: *ZAO MTK-trunk*

Location: *8 Mozhayskoye Shosse, 121374 Moscow*

Mail address: *Building 7, 78 Prospekt Vernadskogo, 123357 Moscow*

Interest owned by the issuer in the charter capital of the entity: *10%*

Interest owned by the entity in the issuer's charter capital: *no*

Officials:

25.12.1.*Igor A. Solomatnikov*

Functions of the official: *member of the Board of Directors (Supervisory Board)*

Interest owned by the official in the issuer's charter capital: *0.08581%*

25.13 Name: *VOLS ZAO*

Location: *4 Vinnitskaya Ulitsa, 117192 Moscow*

Mail address: *4 Vinnitskaya Ulitsa, 117192 Moscow*

Interest owned by the issuer in the charter capital of the entity: *10%*

Interest owned by the entity in the issuer's charter capital: *no*

Officials:

25.13.1.*Viktor I. Trofimov*

Functions of the official: *member of the Board of Directors (Supervisory Board)*

Interest owned by the official in the issuer's charter capital: *0.00052%*

25.14. Name: *OAO AKB "Moscow Reconstruction and Development Bank"*

Location: *Building 1, 9/10 Kuznetsky Most Str., 107031 Moscow*

Mail address: *Building 1, 9/10 Kuznetsky Most Str., 107031 Moscow*

Interest owned by the issuer in the charter capital of the entity: *6,2176%*

25.14.1.*Victor A. Chervony*

Functions of the official: *member of the Board of Directors (Supervisory Board)*

Interest owned by the official in the issuer's charter capital: *0.00052%*

25.15 Name: *ZAO City-Telecom*

Location: *11 Novy Arbat, 121852 Moscow*

Mail address: *25B 1st Krasnogvardeysky Proezd, 123100 Moscow*

Interest owned by the issuer in the charter capital of the entity: *5%*

Interest owned by the entity in the issuer's charter capital: *no*

Officials:

25.15.1. *Vladimir O. Kostrov*

Functions of the official: *member of the Board of Directors (Supervisory Board)*

Interest owned by the official in the issuer's charter capital: *0.00063%*

26. Other affiliates of the issuer:

No

27. Interests owned by the issuer in the charter capitals of its affiliated legal entities:

See Sections 24, 25 and 26.

28. Interests held by the issuer's affiliates, their founders and officials in the issuer's charter capital.

See Sections 24, 25 and 26.

29. Holders of 5 or more per cent of votes in the issuer's supreme corporate body.

Name: *MKNT & Co. OAO*
Interest: *49.2603%*

Name: *OAO Communications Investment Company*
Interest: *28%*

Name: ING Bank
Interest: 7.4034% (nominee)

Name; "J. P. Morgan Bank International" OOO
Interest: 5.3332%

30. Participation in industrial, banking or financial groups, holdings, concerns and associations

No

31 Branches and representative offices of the issuer

Name: *Holiday Hotel with Therapy Iskra*
Location: *Yershovo, Zvenigorod-4, the Odintsovo District, the Moscow Region*
Mail address: *Yershovo, Zvenigorod-4, the Odintsovo District, 143095 the Moscow Region*
Manager: *Anatoly V. Iskovskikh*
Opening date: *06.17.1998*
Power-of-attorney expires on: *12.31.2001*

Name: *Holiday Hotel with Therapy Orbita*
Location: *Bekasovo, the Naro-Fominsk District, the Moscow Region*

Mail address: *Bekasovo, the Naro-Fominsk District, 143380 the Moscow Region*
Manager: *Yuri I. Shestopalov*
Opening date: *06.17.1998*
Power-of-attorney expires on: *12.31.2001*

Name: *the Sochi branch, Holiday Hotel with Therapy Delfin*
Location: *the Nizhne-Imeretinskaya Bay, the Alder District, Sochi, Russia*
Mail address: *the Nizhne-Imeretinskaya Bay, the Alder District, 354341 Sochi, Russia*
Manager: *Nikolay N. Purygin*
Opening date: *06.17.1998*
Power-of-attorney expires on: *12.31.2001*

32. Number of persons employed by the issuer.

The average number of persons employed by the issuer in the reporting period, including the employees of its branches and representative offices: *20 ,441*

33. Description of the issuer's principal activities.

JSC MGTS is the principal telecommunications operator in Moscow. It renders to its subscribers the services of voice mail and documentary communications, inquiry and other services in accordance with its license terms.

JSC MGTS is a major European city telephone network in terms of connected subscribers. The telephone ratio in Moscow exceeds 50 telephones per 100 residents, or 105 telephones per 100 households, which is a much higher rate than the average rate in Russia.

According to the Moscow City Statistics Committee and alternative operators, in 2000, the number of basic telephones installed in Moscow was 4.6 million, or 15% of the total Russian wire communications market. JSC MGTS controls 85.7% of total telephones in Moscow.

Primary operations and the share thereof in the aggregate proceeds

	2001	*2002 (Business plan)*
Proceeds from the sales of goods, products, works and services (minus VAT, excises and similar mandatory payments) (RUR'000)	*7,937,492*	*9,55,510*
Share of proceeds from the sales of communications services (the primary business), %	*83,79*	*84,13*

Currently, JSC MGTS obtains most proceeds (approximately 80%) from commercial entities. The Company anticipates that the structure of proceeds changes after the tariff rates are made equal for all categories of subscribers and time-based connections record system is introduced. 92% of all proceeds of JSC MGTS come from voice communications services. By 2003, the Company plans to increase its proceeds from documentary communications services to 40% of total proceeds. Such services are alternative and therefore not subject to tariff rates regulations.

JSC MGTS is a natural monopoly pursuant to Russian law controlled by the Government which approves the tariff rates for basic local communications services and cooperation with other operators.

Order No. 1070 of the Anti-Monopoly Ministry of Russia "On Approval of a Resolution of the Management Board of the Anti-Monopoly Ministry of Russia", dated October 12, 2001, introduces the following tariff rates for the services of local telephone communications provided by JSC MGTS:

	Corporate consumers		*Residents**
	non-governmental	*governmental*	
November 1, 2001 through December 12, 2001:			
Provision of access to the telephone network, RUR	*9,000*	*9,000*	*6,000***
Subscriber's monthly fee for the use of individual subscriber's unit, RUR	*165*	*85*	*70*
As of January 2002:			
Provision of access to the telephone network, RUR	*9,000*	*9,000*	*6,000***
Subscriber's monthly fee for the use of individual subscriber's unit, RUR	*165*	*100*	*80*

* *certain categories of residents enjoy privileges*

** *prices differ depending on the duration of the waiting period:*
- RUR 3,000 for those who filed an application to enter into a telecommunications services agreement in the period from January 1, 1997 through December 31, 1999; and
- RUR 1,000 for those who filed an application to enter into a telecommunications services agreement before December 31, 1996 (inclusively).

The Moscow telecommunications market has been liberalized. Other operators also provide traditional voice communications services. Alternative operators are not governed by anti-monopoly authorities, they are not bound by obligations to ensure that their services are publicly available, and compete with JSC MGTS in certain market sectors.

The advantages of JSC MGTS include comparatively low tariff rates and access to subscribers throughout the city. The Company owns a telecommunications infrastructure including technological buildings and subsurface constructions and provides contractual access to the public communications network to other operators. To ensure its prospective competitive strength, JSC MGTS reconstructs its network, introduces digital technologies and thus is able to provide a variety of highly profitable services and to improve the quality of services in combination with lower production and development costs.

34. Investment declaration. Description of the issuer's activities.
Shall be provided by investment funds only.

35. The issuer's prospective activities.

JSC MGTS constantly cooperates with major foreign manufacturers of communications equipment and operators. The successful implementation of joint projects fits logically into the concept of development and reconstruction of JSC MGTS developed by the Company's specialists which is built on a qualitatively new level and includes the use of modern switch equipment, SDH digital transfer systems, fiber optic lines and new methods of construction of the transportation network on the basis of circular structures. The first capacity of this project will be a public data transfer network on the basis of new SDH technologies, ATM switching, equipment for asymmetric digital subscriber access which will enable the Company to provide a variety of communications services to its clients. After the project has been completed, the Company will be able to provide to its clients, in addition to high-quality services of local, domestic long-distance and international communications, certain new services including voice mail, high-speed e-mail and video conferences.

Economic and financial parameters of JSC MGTS, in accordance with the estimate implementation of the Business Plan for 2002, are as follows:

Proceeds from sales of goods, products, services (net of VAT): RUR 9,555,510,000
Earnings from rendering telecommunications services at tariff rates (net of VAT): RUR 8,038,851,000
Profit from sales: RUR 2,325,607,000
Estimate balance sheet profit of the Company: RUR 913,363,000
Estimate profit after taxation : RUR 604,389,000
Total capital investments: RUR 1,471,423,000
Value of fixed assets put into operation: RUR 1,888,403,000.

36. The issuer's charter capital.

The issuer's charter capital is equal to: *RUR 3,831,802,000*

Breakdown by categories of shares:
Ordinary shares:
the aggregate of : *RUR 3,19,168,000*
percentage of the charter capital: *83.333325%*

Preferred shares:
the aggregate of : *RUR 638,634,000*
percentage of the charter capital: *16.666675%*

37. The interest owned by the government (a municipal authority) in the issuer's charter capital:

The share of the issuer's charter capital owned by the government (a municipal authority):
no

The stake of the issuer fixed in the governmental (municipal) ownership:
no

A special right of the Russian Federation, constituent entities of the Russian Federation or municipalities to participate in the management of the issuer (a "golden share"):
no

38. The issuer's authorized shares.
No

39. The issuer's material contracts and obligations
No

40. The issuer's obligations to issue shares or any securities convertible into shares
No

41. Penalties imposed on the issuer, litigation and other proceedings in which the issuer is involved.

Penalties imposed on the issuer by governmental authorities or court during the three financial years preceding the year of the quarter for which the report is made, and in the current year:

Date of the sanction: *10.01.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction:*fine*
Amount of the sanction (RUR): *3,000*

Status: *implemented*

Date of the sanction: *16.01.2002*
Authority which imposed the sanction: *State Tax Service*
Reasons for the sanction: *delayed filing of calculations*
Type of the sanction:*penalty*
Amount of the sanction (RUR): *67,909*
Status: *implemented*

Date of the sanction: *21.01.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction:*fine*
Amount of the sanction (RUR): *9,000*
Status: *implemented*

Date of the sanction: *11.02.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction:*fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*

Date of the sanction: *15.02.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction:*fine*
Amount of the sanction (RUR): *9,000*
Status: *implemented*

Date of the sanction: *18.02.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction:*fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*

Date of the sanction: *27.02.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction:*fine*
Amount of the sanction (RUR): *3,000*

Date of the sanction: *01.03.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *delayed collection and removal of garbage and show and icing.*
Type of the sanction:*fine*
Amount of the sanction (RUR): *1,200*
Status: *implemented*
Status: *implemented*

Date of the sanction: *04.03.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *delayed collection and removal of garbage and show and icing.*
Type of the sanction:*fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*
Status: *implemented*

Date of the sanction: *11.13.2001*
Authority which imposed the sanction: Moscow Land Committee
Reasons for the sanction: *delayed payment*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *2,000*
Status: *implemented*

Date of the sanction: *04.03.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *delayed collection and removal of garbage and show and icing.*
Type of the sanction:*fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented:*

Date of the sanction: *13.03.2001*
Authority which imposed the sanction: Moscow Land Committee
Reasons for the sanction: *delayed payment*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *2,000*
Status: *implemented*

Date of the sanction: *15.03.2002*
Authority which imposed the sanction: *State Tax Service Inspection*
Reasons for the sanction: *Tax correction*
Type of the sanction:*penalty*
Amount of the sanction (RUR): *279,543*
Status: *implemented*

Date of the sanction: *19.03.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction:*fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*:

Date of the sanction: *25.03.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction:*fine*
Amount of the sanction (RUR): *1,000*
Status: *implemented*:

Date of the sanction: *04.04.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction:*fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*:

Date of the sanction: *09.04.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction:*fine*
Amount of the sanction (RUR): *9,000*
Status: *implemented*:

Date of the sanction: *09.04.2002*
Authority which imposed the sanction: *State Tax Service Inspection*
Reasons for the sanction: *delayed tax payments, delayed tax assestment presentation*
Type of the sanction:*penalty*
Amount of the sanction (RUR): *24,643*
Status: *implemented*

Date of the sanction: *10.04.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction:*fine*
Amount of the sanction (RUR): *4,000*

Status: *implemented*:

Date of the sanction: *12.04.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction:*fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*:

Date of the sanction: *09.04.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: delayed garbage removal, *improper maintainance of road layer*
Type of the sanction:*fine*
Amount of the sanction (RUR): *1,200*
Status: *implemented*:

Date of the sanction: *17.04.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction:*fine*
Amount of the sanction (RUR): *5,000*
Status: *implemented*:

Date of the sanction: *29.04.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: delayed garbage, snow and ice removal, *improper maintainance of road layer*
Type of the sanction:*fine*
Amount of the sanction (RUR): *1,500*
Status: *implemented*:

Date of the sanction: *14.05.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction:*fine*
Amount of the sanction (RUR): *6,000*
Status: *implemented*:

Date of the sanction: *21.05.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction:*fine*
Amount of the sanction (RUR): *11,000*
Status: *implemented*:

Date of the sanction: *24.05.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper maintainance of engener facilities*
Type of the sanction:*fine*
Amount of the sanction (RUR): *2,000*
Status: *implemented*:

Date of the sanction: *27.05.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction:*fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*:

Date of the sanction: *28.05.2002*
Authority which imposed the sanction: *State Tax Service Inspection*
Reasons for the sanction: *delayed tax payments, delayed tax assestment presentation*
Type of the sanction:*penalty*
Amount of the sanction (RUR): *1,294*
Status: *implemented*

Date of the sanction: *30.05.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction:*fine*
Amount of the sanction (RUR): *6,000*
Status: *implemented*

Date of the sanction: *31.05.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction:*fine*

Amount of the sanction (RUR): *1,500*
Status: *implemented*

Date of the sanction: *10.06.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*

Date of the sanction: *10406.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*

Date of the sanction: *19.06.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*

Date of the sanction: *10.06.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *delayed removal of garbage and snow, unsatisfactory maintainance of grass and road layers/*
Type of the sanction: *fine*
Amount of the sanction (RUR): *900*
Status: *implemented*

Date of the sanction: *22.07.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): 1,*500*

Status: *implemented*

Date of the sanction: *22.08.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *delayed removal of garbage and snow, unsatisfactory maintainance of grass and road layers/*
Type of the sanction:*fine*
Amount of the sanction (RUR): *2,000*
Status: *implemented*

Date of the sanction: *10.18.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *delayed renewal of road layer*
Type of the sanction:*fine*
Amount of the sanction (RUR): 12*0*
Status: *implemented*

Date of the sanction: *10.2.2002*
Authority which imposed the sanction: *State Tax Service Inspection*
Reasons for the sanction: *delayed tax payments, delayed tax assessment presentation*
Type of the sanction:*penalty*
Amount of the sanction (RUR): *62*
Status: *implemented*

Date of the sanction: *10.18.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction:*fine*
Amount of the sanction (RUR): *6,000*
Status: *implemented*

Date of the sanction: *10.18.2002*
Authority which imposed the sanction: *Moscow Land Commity*
Reasons for the sanction: *delayed rental payments, violation of Land Law*
Type of the sanction:*fine*
Amount of the sanction (RUR): *15,000*
Status: *implemented*

Date of the sanction: *10.29.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction:*fine*

Amount of the sanction (RUR): *3,000*
Status: *implemented*

Date of the sanction: *11.10.2002*
Authority which imposed the sanction: *Moscow Land Commity*
Reasons for the sanction: *delayed rental payments, violation of Land Law*
Type of the sanction:*fine*
Amount of the sanction (RUR): *15,000*
Status: *implemented*

Date of the sanction: *11.10.2002*
Authority which imposed the sanction: *Moscow Land Commity*
Reasons for the sanction: *delayed rental payments, violation of Land Law*
Type of the sanction:*fine*
Amount of the sanction (RUR): *3,241*
Status: *implemented*

Date of the sanction: *11.11.2002*
Authority which imposed the sanction: *State Tax Service Inspection*
Reasons for the sanction: *De;ayed tax payment*
Type of the sanction:*penalty*
Amount of the sanction (RUR): *255*
Status: *implemented*

Date of the sanction: *11.15.2002*
Authority which imposed the sanction: *State Tax Service Inspection*
Reasons for the sanction: *delayed tax payments, delayed tax assestment presentation*
Type of the sanction:*penalty*
Amount of the sanction (RUR): *12,704*
Status: *implemented*

Date of the sanction: *11.15.2002*
Authority which imposed the sanction: *State Tax Service Inspection*
Reasons for the sanction: *delayed tax payments, delayed tax assestment presentation*
Type of the sanction:*penalty*
Amount of the sanction (RUR): *9,769*
Status: *implemented*

Date of the sanction: *11.15.2002*
Authority which imposed the sanction: *Russian Federation Pention Fund*
Reasons for the sanction: *delayed calculation and payments of instolments from the disableds' salary*
Type of the sanction:*penalty*
Amount of the sanction (RUR): *91*
Status: *implemented*

Date of the sanction: *11.25.2002*

Authority which imposed the sanction: *State Tax Service Inspection*
Reasons for the sanction: *delayed tax payments, delayed tax assessment presentation*
Type of the sanction:*penalty*
Amount of the sanction (RUR): *83*
Status: *implemented*

Date of the sanction: *11.25.2002*
Authority which imposed the sanction: *State Tax Service Inspection*
Reasons for the sanction: *delayed tax payments, delayed tax assessment presentation*
Type of the sanction:*penalty*
Amount of the sanction (RUR): *36.844*
Status: *implemented*

Date of the sanction: *11.25.2002*
Authority which imposed the sanction: *State Tax Service Inspection*
Reasons for the sanction: *delayed tax payments, delayed tax assessment presentation*
Type of the sanction:*penalty*
Amount of the sanction (RUR): *418*
Status: *implemented*

Authority which imposed the sanction: *State Tax Service Inspection*
Reasons for the sanction: *delayed tax payments, delayed tax assessment presentation*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *1,294*
Status: *implemented*

Description of the nature of each litigation, either pending or closed in the quarter for which the report is made, which can have material effect on the activities of the issuer:

No

Description of the reasons for each inspection of the issuer, either pending or closed in the quarter for which the report is made, carried out by governmental authorities, and each audit of the issuer carried out at the request of the issuer's participants (shareholders):

At the reporting period inspections of the issuer, either pending carried out by governmental authorities, and audit of the issuer carried out at the request of the issuer's participants have not been conducted.

42. Material Facts (Event, Action) effecting the Issuer's Business
Date of the fact (event, action): ***January 15, 2003***
Code of the fact (event, action): ***1100083A15012003***

On January 15, 2003 PJSC Moscow City Telephone Network paid the seventh coupon of Tranch 1, Series A1 interest bearer bond kept in mandatory centralized custody (state registration No. 4-01-00083-A, registration date: September 28, 2000)

Total number of bonds: Three Hundred Sixty Thousand (360,000)
Annual interest rate of the coupon: 11.47%
Coupon amount: 37 (thirty seven) roubles and 36(thirty seven) kopecks

Aggregate payment: 12 721 080 (twelve million Seven hundred twenty one thousand eighty) roubles

Deputy General Director *Chervony V.A.*

Date of the fact (event, action): January 28, 2003
Code of the fact (event, action): 1300083A28012003

On January 28, 2003 Company's Board of Directors approved February 11, 2003 as a starting placement date for Series 3 interest bearer bond kept in mandatory centralized custody (state registration No. 4-03-00083-A, registration date: November 10, 2002)

Deputy General Director *Chervony V.A.*

Date of the fact (event, action): February 19, 2003
Code of the fact (event, action): 1100083A19012003

On January 15, 2003 PJSC Moscow City Telephone Network paid the seventh coupon of Tranch 2, Series A1 interest bearer bond kept in mandatory centralized custody (state registration No. 4-01-00083-A, registration date: September 28, 2000)

Total number of bonds: Two Hundred Forty Thousand (240,000)
Annual interest rate of the coupon: 11.45%
Coupon amount: 39 (thirty nine) roubles and 53(fifty three) kopecksAggregate payment: 9 170 960 (nine million one hundred seventy thousand nine hundred sixty) roubles

Deputy General Director *Chervony V.A.*

43. Reorganization of the issuer, its subsidiaries and dependent companies:

No

44. Additional material general information on the issuer:

Legal proceedings in which JSC MGTS was involved in the 3rd quarter of 2001:

Claims	*PJSC MGTS as the plaintiff*		*PJSC MGTS as the defendant*	
	number	*value (RUR)*	*number*	*value (RUR)*

filed	*18*	*229,085,958*	*48*	*509,485*
satisfied	*7*	*1,422,457*	*20*	*7,503*
dismisse	*-*	*-*	*13*	*250,000*
To be resolved	*11*	*22,766,501*	*15*	*251,982*
Maximum claim value		*227,198,228*		*234,000*

JSC MGTS as the plaintiff claims RUR 227,198,228 from ZAO "Mospromstroy". Grounds for claim – damage of MGTS equipment as a result of fire. (Claim is being processed)
PJSC MGTS as the defendant:
Plaintiff – Podnoskov D.V.

Grounds for legal proceeding	*Number of claims*	*Value, RUR*
1. JSC MGTS as the defendant:		
- privileges granted	*28*	*1,208*
- disputing bills issued by Rostelecom	*2*	*115*
- other	*18*	*508,167*
2. JSC MGTS as the plaintiff		
- debts for telecommunications services	*6*	*619,172*
- damaged facilities	*12*	*228,466,786*

No claims with regard to the violation of the rights of shareholders were filed against the Company in the reporting quarter. No claims with regard to the property (fixed assets) of JSC MGTS were filed in the reporting quarter.

B FINANCIAL AND BUSINESS OPERATIONS OF THE ISSUER

45. Annual financial statements for the past three financial years.
Included in the Annex.

46. Financial statements of the issuer for the reporting quarter.
Included in the Annex.

47. Any events which resulted in the increase or decrease in the issuer's assets value by more than 10% during the reporting quarter.
No.

Size of Company's assets as for the previous accounting period – RUR '000 23,578,212
Size of Company's assets on the report date – RUR '000 24,230,931

Events which resulted in the increase or decrease in the issuer's assets value by more than 10% in the 4th quarter 2002.
No.

Size of Company's assets as at the end of the 3rd quarter 2002 – RUR '000 23,462,625
Size of Company's assets as at the end of the 4th quarter 2002 – RUR '000 23,578,212

48. Any events which resulted in the increase in the issuer's profit or loss by more than 20% compared to the preceding quarter.
In the 1st quarter of 2003 main PJSC MGTS financial indicatars came to its usual levels.

Size of Company's Profit after tax as on the previous accounting period – RUR'000 238,231

Size of Company's Profit after tax as on the reporting accounting period – RUR'000 453,240

49. Creation and application of the Issuer's Reserve Fund and other special funds.

The Company creates reserves for doubtful trade receivables more than 180 daysoverdue. The amount of the reserve as for the end of the 3-rd queter 2002 – RUR 27,984,728
Other reserves are not forrmed.

50. Transactions entered into by the issuer in the reporting quarter which amount to 10 or more percent of the issuer's assets as of the end of the quarter preceding the reporting quarter.
no

51. Application of funds raised by the issuer as a result of offering securities.

No such funds were applied in the quarter for which the report is made.

52. Loans received by the issuer and its subsidiaries in the reporting quarter

Loans received by the issuer as of the end of the reporting quarter:

Indicator	Balance as of the beginning of the year (RUR'000)	Received (RUR'000)	Repaid (RUR'000)	Balance as of the end of the reporting quarter (RUR'000)
Long-term bank loans	1 350 857	724 642	77 598	1 997 902
including those not repaid when due	-	-	-	-
Other long-term loans	1 000 000	1 000 000	-	2 000 000
including those not repaid when due	-	-	-	-
Short-term bank loans	1 887 929	160 166	1 794 090	254 005
including those not repaid when due	-	-	-	-
Bank loans for employees	-	-	-	-
including those not repaid when due	-	-	-	-
Other short-term loans	749 227	80 108	63 934	765 401
including those not repaid when due	-	-	-	-

53. Accounts receivable and payable of the issuer and its subsidiaries in the reporting quarter

The issuer's accounts receivable and payable as of the end of the reporting quarter:

Indicator	Balance as of the beginning of the year (RUR'000)	Received (RUR'000)	Repaid (RUR'000)	Balance as of the end of the reporting quarter (RUR'000)
1) Accounts receivable:	1 210 997	11 054 582	10 814 342	1 451 237
short-term	1 059 377	10 986 458	10 741 458	1 304 377
including those overdue	59 177	10 799	10 694	59 282
including those overdue for more than 3 months	13 087	9 215	0	22 302
including:	-	-	-	-
Long-term	151 620	68 124	72 884	146 860
including those overdue	-	-	-	-
including those overdue for more than 3 months	-	-	-	-
including:	-	-	-	-
2) Accounts payable:	1 603 144	10 863 213	10 708 805	1 757 552
short-term	1 261 592	10 863 213	10 640 767	1 484 038
including those overdue	32 922	3 414	586	35 750
including those overdue for more than 3 months	12 118	0	3 274	8 844
Including:	-	-	-	-
Long-term	341 552	0	68 038	273 514
including those overdue	-	-	-	-
including those overdue for more than 3 months	-	-	-	-
including:	-	-	-	-
Security:	-	-	-	-
Received	-	-	-	-
including from third persons	-	-	-	-

including:	-	-	-	-
Granted	**502 784**	**0**	**87 736**	**415 048**
including to third parties	**502 784**	**0**	**87 736**	**415 048**
including:	-	-	-	-
3) Notes flow Notes issued	-	-	-	-
including overdue	-	-	-	-
including:	-	-	-	-
Notes received	-	-	-	-
including those overdue	-	-	-	-
including:	-	-	-	-

54. Financial investments made by the issuer

The issuer's financial investments as of the end of the reporting quarter:

Indicator	Investments as of the end of the reporting year (RUR'000)		
	short-term (1 year or less)	long-term (over 1 year)	Total
Investments in treasury bills of the Russian Federation	-	-	-
Investments in treasury bills of constituent entities of the Russian Federation	-	-	-
Investments in securities issued by local authorities -	-	-	-
Investments in shares, interests, participation in other entities	-	112 296	112 296
Investments in bonds and other debt securities	-	-	-
Other loans granted	1 108 217	44 614	1 152 831
Investments in the issuer's subsidiaries	-	723 030	723 030
Investments in the issuer's dependent companies	-	27 916	27 916

The issuer's investees liquidated pursuant to the laws of the Russian Federation

Name of the entity	Date of liquidation	The liquidating authority	Investments (RUR'000)
No			-
Total			-

The issuer's investees declared bankrupt pursuant to the laws of the Russian Federation

Name of the entity	Date of liquidation	The liquidating authority	Investments (RUR'000)
No			-
Total			-
The issuer's assets as of the closing date of the reporting quarter (RUR'000)			24,230,931

The investees the investments in which amount to 10 or more per cent of the issuer's assets as of the closing date of the reporting quarter

Name of the entity	Investments (RUR)	Percentage of the assets
No	-	-
Total	-	-

55. Any other material information on the issuer's financial and business operations

C. SECURITIES ISSUED BY THE ISSUER

56. Shares of the issuer.

Issue ordinal number: *1*
Category: *ordinary*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 1*
Number of securities in the issue: *957,950*
Aggregate value of the issue: *957,950*

State registration of the issue:
Registration date: *06.06.1994*
Registration No.: *73-1"n"-3168*
Registration authority: *financial authorities*
Placement method: *purchase upon transformation into a joint stock company*
Placement period: *from July 1, 1994 through September 1, 1995*
Current status of the issue: *all the securities of the issue have been cancelled*
Number of actually placed securities in accordance with the registered report on the results of issuance: *957,950*

State registration of the report on the results of issuance:

Registration date: *04.27.1998*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *all the securities of the issue have been cancelled*

Market information on the issuance of securities: *all the securities of the issue have been cancelled*

Any additional material information on the securities of the issue: *no*

Issue ordinal number: *1*
Category of shares: *preferred*
Type of shares: *no*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 1*
Number of securities in the issue: *319,317*
Aggregate value of the issue: *319,317*

State registration of the issue:
Registration date: *06.06.1994*
Registration No.: *73-1"n"-3168*
Registration authority: *financial authorities*
Placement method: *purchase upon transformation into a joint stock company*
Placement period: *07.01.1994 through 09.01.1995*

Current status of the issue: *all the securities of the issue have been cancelled*
Number of actually placed securities in accordance with the registered report on the results of issuance: *319,317*

State registration of the report on the results of issuance:
Registration date: *04.27.1998*
Registration authority: *the Russian Federal Securities Commission*
Restrictions of circulation of the issue of securities (if any): *all the securities of the issue have been cancelled*

Market information on the issuance of securities: *all the securities of the issue have been cancelled*

Any additional material information on the issue of securities: *no*

Issue ordinal number: *2*
Category: *ordinary*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 1*
Number of securities in the issue: *638,634*
Aggregate value of the issue: *638,634*

State registration of the issue:
Registration date: *05.05.1998*
Registration No.: *1-02-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *in accordance with the privatization plan*
Placement period: *05.07.1998 through 05.07.1998*
Current status of the issue: *all the securities of the issue have been cancelled*
Number of actually placed securities in accordance with the registered report on the results of issuance: *638,634*

State registration of the report on the results of issuance:
Registration date: *05.25.1998*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *all the securities of the issue have been cancelled*

Market information on the securities issue: *all the securities of the issue have been cancelled*

Any additional material information on the issue of securities: *no*

Issue ordinal number: *3*
Category: *ordinary*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 1,000*
Number of securities in the issue: *1,596,584*
Aggregate value of the issue: *1,596,584,000*

State registration of the issue:
Registration date: *11.10.1999*
Registration No.: *1-03-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *conversion*
Placement period: *11.25.1999 through 11.25.1999*
Current status of the issue: *all the securities of the issue have been cancelled*
Number of actually placed securities in accordance with the registered report on the results of issuance: *1,596,584*

State registration of the report on the results of issuance:
Registration date: *12.30.1999*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *all the securities of the issue have been cancelled*

Market information on the securities issue: *all the securities of the issue have been cancelled*

Any additional material information on the issue of securities: *no*

Issue ordinal number: *2*
Category: *preferred*
Type of shares: *no*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 1,000*
Number of securities in the issue: *319,317*
Aggregate value of the issue: *319,317,000*

State registration of the issue:
Registration date: *11.10.1999*
Registration No.: *2-02-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *conversion*
Placement period: *11.25.1999 through 11.25.1999*
Current status of the issue: *all the securities of the issue have been cancelled*
Number of actually placed securities in accordance with the registered report on the results of issuance: *319,317*

State registration of the report on the results of issuance:
Registration date: *12.30.1999*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *all the securities of the issue have been cancelled*

Market information on the securities issue: *all the securities of the issue have been cancelled*

Any additional material information on the issue of securities: *no*

Issue ordinal number: *4*
Category: *ordinary*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 20*
Number of securities in the issue: *79,829,200*
Aggregate value of the issue: *1,596,584,000*

State registration of the issue:
Registration date: *04.03.2000*
Registration No.: *1-04-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *conversion*

Placement period: *04.24.2000 through 04.24.2000*
Current status of the issue: *the offering is closed*
Number of actually placed securities in accordance with the registered report on the results of issuance: *79,829,200*

State registration of the report on the results of issuance:
Registration date: *05.18.2000*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the securities issue:
all the securities of the issue have been cancelled
Any additional material information on the issue of securities: *no*

Issue ordinal number: *3*
Category: *preferred*
Type of shares: *no*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 20*
Number of securities in the issue: *15,965,850*
Aggregate value of the issue: *319,317,000*

State registration of the issue:
Registration date: *04.03.2000*
Registration No.: *2-03-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *conversion*
Placement period: *04.24.2000 through 04.24.2000*
Current status of the issue: *the offering is closed*
Number of actually placed securities in accordance with the registered report on the results of issuance: *15,965,850*

State registration of the report on the results of issuance:
Registration date: *05.18.2000*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the securities issue:
all the securities of the issue have been cancelled
Any additional material information on the issue of securities: *no*

Issue ordinal number: *5*
Category: *ordinary*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 40*
Number of securities in the issue: *79,829,200*
Aggregate value of the issue: *3,193,168,000*

State registration of the issue:
Registration date: *09.24.2002*
Registration No.: *1-05-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *conversion*
Placement period: *10.09.2002 through 10.09.2002*
Current status of the issue: *the offering is closed*
Number of actually placed securities in accordance with the registered report on the results of issuance: *79,829,200*

State registration of the report on the results of issuance:
Registration date: *10.22.2002*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the securities issue:
The shares are traded in the Russian Trade System and the Moscow International Currency Exchange (the MICEX)
Any additional material information on the issue of securities: *no*

Issue ordinal number: *4*
Category: *preferred*
Type of shares: *no*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 20*
Number of securities in the issue: *15,965,850*
Aggregate value of the issue: 638,634,*000*

State registration of the issue:
Registration date: *09.24.2002*
Registration No.: *2-04-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *conversion*
Placement period: *10.09.2002 through 10.09.2000*
Current status of the issue: *the offering is closed*
Number of actually placed securities in accordance with the registered report on the results of issuance: *15,965,850*

State registration of the report on the results of issuance:
Registration date: 10.22.2002
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the securities issue:
The shares are traded in the Russian Trade System and the MICEX

Any additional material information on the issue of securities: *no*

57. Bonds issued by the issuer:

Issue ordinal number: *1*
Series: *A1*
Type: *interest bearing*
Form of securities: *documentary bearer bonds*
Nominal value of each security: *RUR 1,000*
Number of securities in the issue: *600,000*
Aggregate value of the issue: *600,000,000*

State registration of the issue:
Registration date: *09.28.2000*
Registration No.: *4-01-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *open subscription*
Placement period: *10.18.2000 through 10.27.2000*
Current status of the issue: *the offering is closed*
Number of actually placed securities as of the end of the quarter for which the report is made: *600,000*

State registration of the report on the results of issuance:
Registration date: *11.09.2000*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the securities issue: *the securities are traded in the Moscow International Currency Exchange*

Information on each tranche of the issue:

The tranche ordinal number: *1*
Number of bonds in the tranche: *360,000*
Aggregate value of the tranche:

The number of bonds to be offered during the first tranche is equal to 60% of the aggregate issue, i.e. Three Hundred Sixty Thousand (360,000).

Identification of the bonds of the tranche: *The Depositary grants to the bonds of each tranche a depositary code consisting of letters and numbers which shall identify the specific tranche of the issue. Such identification depositary code consists of symbols which indicate that the securities are bonds, and includes the issuer's name in Latin transcription, the ordinal number of the bonds issue and the ordinal number of the tranche. The depositary code is a mandatory detail which shall be referred to in financial statements of the depo accounts in which the bonds shall be recorded.*

Placement period: *10.18.2000 through 10.18.2000*
Number of actually placed securities as of the end of the quarter for which the report is made: *360,000*

The tranche ordinal number: *2*
Number of bonds in the tranche: *240,000*
Aggregate value of the tranche:

The number of bonds to be offered during the second tranche shall be equal to the aggregate issue minus the number of the bonds of the first tranche which have been actually placed.

Identification of the bonds of the tranche: *The identification is similar to that of the first tranche.*

Placement period: *10.27.2000 through 10.27.2000*
Number of actually placed securities as of the end of the quarter for which the report is made: *240,000*

The tranche ordinal number: *3*
Number of securities in the tranche:
Aggregate value of the tranche:

The number of bonds to be offered during the third tranche shall be equal to the aggregate issue minus the number of the bonds of the first and second tranches which have been actually placed.

Identification of the bonds of the tranche: *The identification is similar to that of the first tranche.*

Placement period: *- through -*
Number of actually placed securities as of the end of the quarter for which the report is made: *0*

The circulation period of the bonds: *10.18.2000 through 10.27.2003.*

Income payable on the bonds of this issue:
The procedure of calculation and payment of the income on each bond is described in detail in the Decision to Issue Securities which was approved by the Board of Directors of AO MGTS on August 18, 2000 (Minutes No. 55) and registered by the Federal Securities Commission of Russia on September 28, 2000 under State Registration No. 4-01-00083-A

Security of the bonds of this issue:
No

The income paid on the bonds of this issue in the quarter for which the report is made:
Cash: *RUR 32,772,000 with regard to 600,000 bonds*

no

Any other equivalent in kind: *RUR 0*
The terms of the issue do not provide for any other equivalent in kind.

Any other proprietary rights and (or) any other income: *RUR 0*
No

Additional material information on the securities of this issue:
The rights of each holder of a security of this issue:

Each bondholder shall have the right to the nominal value of each bond when such bond matures.
Each bondholder shall have the right to a coupon income payable as percentage of the nominal value of each bond.

Issue ordinal number: *2*
Series: *A2*
Type: *interest bearing*
Form of securities: *documentary bearer bonds*
Nominal value of each security: *RUR 1,000*
Number of securities in the issue: *1,000,000*
Aggregate value of the issue: *RUR 1,000,000,000*

State registration of the issue:
Registration date: *10.17.2001*
Registration No.: *4-02-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *open subscription*
Placement period: *11.13.2001 through 11.15.2001*
Current status of the issue: *the offering is closed*
Number of actually placed securities as of the end of the quarter for which the report is made: *1,000,000*

State registration of the report on the results of issuance:
Registration date: *12.10.2001*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the securities issue: *the securities are traded in the Moscow International Currency Exchange at the following address: Building 1, 11 Bolshoy Kislovsky pereulok, Moscow 103009 (mailing address is identical)*

The circulation period of the bonds: *11.13.2001 through 11.13.2004.*

Income payable on the bonds of this issue:

The procedure of calculation and payment of the income on each bond is described in detail in the Decision to Issue Securities which was approved by the Board of Directors of AO MGTS on August 27, 2000 (Minutes No. 71) and registered by the Federal Securities Commission of Russia on October 17, 2001 under State Registration No. 4-02-00083-A

Security of the bonds of this issue:
No

Any other equivalent in kind: *RUR 0*
The terms of the issue do not provide for any other equivalent in kind.

Any other proprietary rights and (or) any other income: *RUR 0*
No

Additional material information on the securities of this issue:
The rights of each holder of a security of this issue:

Each bondholder shall have the right to its nominal value as the bond matures.
Each bondholder shall have the right to a coupon income payable as a percentage of the nominal value of each bond.

D. OTHER INFORMATION ON THE ISSUER'S SECURITIES

58, 59, 60 Rights of shareholders. Dividends payable on the issuer's shares.

58.1 Category of shares: *ordinary shares*
Form of shares: *registered shares issued in a book-entry form*
Full name of the category/type of the shares: *ordinary*
Rights exercisable by holders of this category (type) of shares:

Each holder of the Company's ordinary share shall have the right:

- *to participate in any general meeting of shareholders in person or through a proxy with the right to vote on all matters within its competence, and to propose issues for consideration in accordance with the Charter;*
- *to elect and to be elected to the Company's management and control bodies;*
- *to have access to the corporate documents of the Company and to obtain copies thereof for a charge;*
- *to dispose of the shares it or he holds without consent of other shareholders;*
- *to receive a portion of the net profit (dividends) in proportion with the number of shares it or he holds.*

The Company shall adopt a decision to pay dividends on each category of outstanding shares once a year.

Dividends shall be payable from the net profit of the Company within the financial year when the decision on payment of annual dividends was adopted.

Shareholders having the right to participate in the annual general meeting shall be entitled to dividends on ordinary shares.

The general meeting of shareholders may decide to pay no dividend on ordinary shares, to pay a partial dividend on preferred shares or to pay no dividend on each category of shares in the event the Company has had no net profit in the previous financial year.

The Company shall not have the right to decide (declare) to pay dividends on ordinary shares unless it has taken the decision to pay in full the dividends on preferred shares the amount of which is specified herein.

- *To receive a portion of the Company's assets in the event of its liquidation;*

- *to exercise its or his rights through a proxy on the basis of a power-of-attorney.*

- *Each ordinary share shall grant its holder equal scope of rights.*

- *In the event the Company offers, through an open subscription, voting shares or securities convertible into voting shares payable for in cash, the holders of voting shares of the Company shall have pre-emptive right to purchase such securities in proportion to the number of voting shares of the Company they hold.*

- *Holders of voting shares of the Company shall have the right to require that the Company repurchase all the shares they hold or any portion thereof in the following instances:*

- reorganization of the Company or entering into a large transaction, the decision on which shall be adopted by the general meeting of shareholders pursuant to the laws of the Russian Federation, if they had voted against the decision on reorganization or entering into such transaction or had not voted on such matter;

- amendments or supplements to the Charter of the Company or approval of a revised Charter which restrict their rights, if they had voted against the decision on reorganization or entering into such transaction or had not voted on such matter.
Shareholders shall exercise their right to request that the Company re-purchase the shares they hold in the procedure established in the laws of the Russian Federation currently in force.

- *Shareholders shall also have other rights and obligations as provided for herein and in applicable laws of the Russian Federation.*

- *Holder(s) of the aggregate amount of at least two (2) per cent of voting shares of the Company shall have the right, within 45 days after the end of the Company's financial year, to put not more than two items on the agenda of the annual general meeting of shareholders and to nominate members of the Board of Directors, the Audit Commission and the General Director of the Company. The number of nominees may not exceed the number of members of the control and corporate bodies, including not more that 1 nominee General Director.*

- *Each holder or holders of at least 10 per cent of the Company's voting shares may request that an extraordinary general meeting of shareholders be convened.*

Dividends on the shares of such category (type):

Period: *the 4th quarter of 1998*
Dividend accrued on each share: *RUR 0*
Aggregate dividends accrued on such category (type) of shares: *RUR 0*
Aggregate dividends actually paid on such category (type) of shares: *RUR 0*

Period: *the 4th quarter of 1999*
Dividend accrued on each share: *RUR 0*
Aggregate dividends accrued on such category (type) of shares: *RUR 0*
Aggregate dividends actually paid on such category (type) of shares: *RUR 0*

Period: *the 4th quarter of 2000*
Dividend accrued on each share: *RUR 0.68*
Aggregate dividends accrued on such category (type) of shares: *RUR 54,283,856*
Aggregate dividends actually paid on such category (type) of shares: *RUR 53,261,991.2*

Period: *the 4th quarter of 2001*
Dividend accrued on each share: *RUR 0.68*
Aggregate dividends accrued on such category (type) of shares: *RUR 54,283,856*
Aggregate dividends actually paid on such category (type) of shares: *RUR 55,257,309.15*

Dividends accrued on such category (type) of shares but not yet due:

58.2 Category of shares: *preferred*
Form of shares: *registered shares issued in a book-entry form*

Full name of the category/type of the shares: *preferred*

Rights exercisable by holders of such category (type) of shares:
Each holder of a preferred share shall have the right:

- *to participate in any meeting of shareholders in person or through a proxy and to propose issues provided for in Section 7.3. of the Company's Charter;*

- *to an annual fixed dividend payable in accordance with Section 8 of the Company's Charter.*

The Company shall adopt a decision to pay dividends on each category of outstanding shares once a year.

Dividends shall be payable from the net profit of the Company within the financial year when the decision on payment of annual dividends was adopted.

The aggregate sum payable as the dividends on preferred shares shall be equal to 10 per cent of net profits of the Company for the last financial year divided by the number of preferred shares. If the sum of the dividend payable by the Company on each ordinary share in a certain year exceeds the sum payable as the dividend on each preferred share, the dividend on the latter shall be increased up to the dividend payable on ordinary shares.

In the event the Company has no net profit, the Board of Directors has the right to apply the special fund to pay the dividend on preferred shares. The amount of the dividend shall be determined by the amount of the fund but may not exceed the nominal value of each share.

Dividends shall be payable to those holders of preferred shares which were recorded in the register of persons entitled to annual dividends compiled on the basis of the Company's register of shareholders as of the date of closing the list of persons having the right to participate in the annual general meeting of shareholders.

The general meeting of shareholders may decide to pay no dividend on ordinary shares, to pay a partial dividend on preferred shares or to pay no dividend on each category of shares in the event the Company has had no net profit in the previous financial year.

The Company shall not have the right to decide (declare) to pay dividends on ordinary shares unless it has taken the decision to pay in full the dividends on preferred shares the amount of which is specified in the Company's Charter.

- *To have access to the corporate documents of the Company and to obtain copies thereof for a charge;*

- *to dispose of the shares it or he holds without consent of other sharehold-ers;*

- *to exercise its or his rights through a proxy on the basis of a power-of-attorney;*

- *in the event of liquidation of the Company holders of preferred shares shall receive the liquidation value equal to the nominal value but not lower than the amount payable on each ordinary share at final settlement of accounts.*

- *Holders of preferred shares shall not have the right to vote at a meeting of shareholders on any matters other than the following:*

  - Reorganization and liquidation of the Company.

  - Amendments or supplements to the Charter of the Company which restrict the rights of holders of preferred shares, including:

    a. *establishing or increasing the amount of dividend and liquidation value payable on preferred shares of higher priority,*

    b. *granting the holders of other types of preferred shares a priority in receiving dividends and liquidation value of shares. In such event, the decision shall be adopted by holders of 2/3 of preferred shares.*

- *Preferred shares of the Company of equal type shall grant their holders equal scope of rights and shall have equal nominal value.*

Dividends on the shares of such category (type):

Period: *the 4th quarter of 1998*
Dividend accrued on each share: *RUR 1*
Aggregate dividends accrued on such category (type) of shares:
RUR 319,317
Aggregate dividends actually paid on such category (type) of shares:
RUR 316,052.5

Period: *the 4th quarter of 1999*
Dividend accrued on each share (with a nominal value of RUR 1,000):
RUR 2.1
Aggregate dividends accrued on such category (type) of shares:
RUR 670,565.7
Aggregate dividends actually paid on such category (type) of shares:
RUR 668,662.1

Period: *the 4th quarter of 2001*

Dividend accrued on each share: *RUR 4.89*
Aggregate dividends accrued on such category (type) of shares:
RUR 78,073,006.5
Aggregate dividends actually paid on such category (type) of shares:
RUR 77,789,269.65

Period: *the 4th quarter of 2002*
Dividend accrued on each share: *RUR 2.28511*
Aggregate dividends accrued on such category (type) of shares:
RUR 36,643,300
Aggregate dividends actually paid on such category (type) of shares:
RUR 36,505,781.11

Dividends accrued on such category (type) of shares but not yet due:

61. Restrictions of circulation of securities.
See Sections 56 and 57.

62. Other material information on the issuer's securities:
none.

ANEX
ACCOUNTING REPORTS for Year 2000.

ACCOUNTING POLICY

1) *Evaluation of Fixed Assets*

Depreciation on each article of fixed assets was calculated by linear method. The annual amount of depreciation was determined on the basis of the historical cost of each simple article of fixed assets and the depreciation rate required for complete restoration thereof established in Resolution of the Council of Ministers of the USSR No. 1072 "On Unified Standards of Depreciation Required for Full Restoration of Fixed Assets of the People's Economy of the USSR", dated October 22, 1990.

2) *Evaluation of Production Cost, Construction in Progress and*

Deferred Expenses

Deferred expenses

Expenses incurred by each entity in the period for which the report is made but relating to forthcoming accounting periods, such as:

- vacation benefits;
- unified social tax with regard to vacation benefits;
- expenses related to reparation of fixed assets;
- expenses related to insurance, higher education and certification;
- payments for the right to use certain articles of intellectual property;

shall be recorded in a separate line of the balance sheet in Account 31 "Deferred expenses" and shall be written off in equal installments during the period to which they relate.

3) *Acknowledgement of proceeds from the sales of goods (works or services) for the purposes of accounting and tax records.*

Proceeds from the sales of products (works or services)shall be recorded for the purposes of accounting and tax records after the products have been shipped to customers (works have been carried out and services have been rendered) and settlement documents for an amount in cash equal to the amount of accounts receivable have been presented to the buyers (customers).

4) *Settlements with debtors and creditors*

Debts relating to received loans and credits shall be reflected including the interest payable as of the end of the period for which the report is made. The accrued interest shall be credited to the accounts in which credits and loans are recorded in correspondence with the accounts of costs, investments etc. in which expenses related to the paid interest shall be recorded as they accrue.
Accounts receivable under communications services agreements with legal entities shall be deemed doubtful in the event such accounts have been outstanding for more than 6 months. The Company shall establish a provision for bad debts relating to such accounts receivable of a quarterly basis in accordance with the results of stock taking. The amount of the provision shall be determined separately for each doubtful debt.

5) *Evaluation of financial investments*

Financial investments accepted for accounting shall be equal to the actual investments. The difference between the actual value of debt securities and the nominal value thereof shall be recorded as financial results in equal installments during the respective circulation period upon the accrual of the income on such securities.

BALANCE SHEET

as of December 31, 2000

			CODES
		Form No. 1 OKUD[1]	0710001
		Date (year, month, date)	
Organization:	Open Joint Stock Company "Moscow City Telephone Network"	OKPO[2]	04856548
Sector (line of business)	telecommunications	OKONKh[3]	52300
Legal form	combined, Russian and foreign participation	KOPF[4]	30 (KFS)
Public property management agency:		OKPO[2]	
Unit:	RUR'000	SOEI[5]	
		Check sum	

1 Form code

2 National Classification Code of Enterprises and Organizations

3 National Classification Code of National Economy Sectors

4 Classification Code of Legal form

5 Currency code

ASSETS	Line code	Year beginning	Year end
1	2	3	4
1. NON-Current assets Intangible assets (04, 05), including:	110	46,260	134,36
organizational expenses	111	46,260	134,36
patents, licenses, trademarks (service marks), other similar rights and assets	112	-	
Fixed assets (01, 02, 03), including:	120	10,427,136	12,482,27
land plots and natural objects	121	-	
property, plant and equipment and other fixed assets	122	7,875,847	8,886,51
Construction in progress (07, 08, 61)	130	2,702,281	1,490,84
Long-term investments (06, 82), including:	140	125,822	948,25
investment in subsidiaries	141	8,787	720,22
investment in associated companies	142	50,306	50,35
investment in other organizations	143	12,191	13,02
loans to organizations for over 12 months	144	53,715	153,90
other long-term investments	145	823	10,75
Other non-current assets	150	711,484	
Subtotal for Section I	190	14,012,983	15,055,74
II. Current assets Inventory , including:	210	262,975	292,84
raw materials, materials and similar values (10, 15, 16)	211	242,292	268,27
animals in breeding and fattening (11)	212	-	
low-value and non-durable items (12, 13, 16)	213	6,738	12,30
expenditures on production in progress (working expenses) (20, 21, 23, 29, 30, 36, 44)	214	4,834	1,01
finished products and goods for re-sale (40, 41)	215	-	1,43
goods shipped (45)	216	9,110	9,18
deferred expenses (31)	217	-	
other inventory and expenditures	218		
VAT on acquired valuables (19)	220	294,095	35,76
Accounts receivable (maturing more than 12 months following the reporting date), including:	230	89,764	103,25
buyers and customers (62, 76, 82)	231	-	
notes receivable (62)	232	-	
related parties (78)	233	-	
advances granted (61)	234	-	

ASSETS	Line code	Year beginning	Year end
1	2	3	4
other debtors	235	89,764	103,251
Accounts receivable (maturing within 12 months following the reporting date), including:	240	880,916	886,147
buyers and customers (62, 76)	241	438,198	411,203
notes receivable (62)	242	-	-
related parties (78)	243	120,094	162,646
contributions to the Charter Capital of members (founders) receivable (75)	244	-	-
advances granted (61)	245	155,903	243,833
other debtors	246	166,722	68,465
Short-term investments (56, 58, 82), including:	250	849,780	121,459
investment in associated companies	251	841,780	-
own shares purchased from shareholders	252	-	-
other short-term investments	253	8,000	121,459
Cash , including:	260	474,921	399,939
cash in hand (50)	261	424	245
settlement accounts (51)	262	159,297	260,533
hard-currency accounts (52)	263	204,900	105,327
other cash (55, 56, 57)	264	110,300	33,834
Other current assets	270	-	-
Subtotal for Section II	290	2,852,451	1,839,397
BALANCE (sum of lines 190+290+390)	300	16,865,434	16,895,142

Liabilities	Line code	Year beginning	Year end
1	2	3	4
IV. CAPITAL AND RESERVES Charter capital (85)	410	1,915,901	1,915,90
Additional capital (87)	420	8,982,418	9,736,87
Reserve capital (86), including:	430	-	
reserve funds formed in accordance with the laws	431	-	
reserve funds formed in accordance with the founding documents	432	-	
Accumulation fund (88)	440	62,831	30,09
Social fund (88)	450	719,232	
Targeted funding and receipts (96)	460	-	
Retained income of previous periods (88)	470	-	781,01
Retained income of the accounting year	480		
Subtotal for Section IV	490	9,728,785	10,510,62
V. LONG-TERM LIABILITIES Borrowed monies (92, 95), including:	510	5,164,478	666,10
bank loans maturing more than 12 months following the reporting date	511	5,164,478	666,10
other loans maturing more than 12 months following the reporting date	512	-	
Other long-term liabilities	520	-	
Subtotal for Section V	590	5,164,478	666,10
VI. SHORT-TERM LIABILITIES Borrowed monies (90, 94), including:	610	760,146	4,181,07
bank loans	611	760,146	3,536,47
other loans	612	-	644,59
Accounts payable, including:	620	1,211,113	1,317,04
suppliers and contractors (60, 76)	621	954,047	895,27
notes payable (60)	622	-	
accounts payable to associated companies (78)	623	2,587	15,13
wages payable (70)	624	39,472	47,53
contributions to the social insurance payable (69)	625	10,063	21
accounts payable to the budget (68)	626	33,425	79,43
advances received (64)	627	142,776	196,42
other creditors	628	28,742	83,02
Dividend settlements	630	233	10

Deferred revenue (83)	640	-	220,177
Consumption funds (88)	650	-	-
Provisions for liabilities and charges (89)	660	681	10
Other short-term liabilities	670		
Subtotal for Section VI	690	1,972,173	5,718,409
BALANCE (sum of lines 490+590+690)	700	16,865,436	16,895,142

PROFIT AND LOSS STATEMENT
as of December 31, 2000

			CODES
		Form No. 2 OKUD[1]	710002
		Date (year, month, day)	
rganization:	Open Joint Stock Company Moscow City Telephone Network	OKPO[2]	04856548
ector (line of isiness)	telecommunications	OKONKh[3]	52300
egal form	combined, Russian and foreign participation	KOPF[4]	30 (KFS)
ic property anagement agency:		OKPO[2]	
nit:	RUR'000	SOEI[5]	
		Check sum	

Indicator	Line Code	For the accounting period	For previous accounting period
	1	2	3
I. Proceeds and expenses relating to regular business			
Net proceeds from sales of goods, products, works, services (minus VAT, excises and similar mandatory payments)	010	6,077,387	4,453,285
ncluding those from sales of:			
communications services	011	5,144,589	3,599,188
trading	012	2,559	17,974
social sphere services	013	11,164	8,114
intermediary services	014	3,323	2,528
other services	015	915,752	825,481
Cost of goods, products, services sold:	020	3,282,357	2,443,842

[1] Form code

[2] National Classification Code of Enterprise and Organizations

[3] National Classification Code of National Economy Sectors

[4] Classification Code of Legal form

[5] Currency code

including those from sales of:			
communications services	021	3,042,856	2,301,660
trading	022	2,190	17,643
social sphere services	023	34,863	25,574
intermediary services	024	2,525	1,698
from other activities	025	199,923	97,267
Gross revenues	029	2,795,030	2,009,443
Commercial expenses	030	66,483	39,861
Administrative expenses	040	742,204	596,377
Income/(loss) from sales (lines (010-020-030-040))	050	1,986,343	1,373,205
II. Operating revenues and expenses			
Interest receivable	060	30,492	65,301
Interest payable	070	629,418	432,432
Revenues from participation in other organizations	080	8,680	46,809
Other operating revenues	090	2,269,671	1,805,208
Other operating expenses	100	2,282,465	1,600,761
III. Non-sales revenues and expenses			
Non-sales revenues	120	399,220	490,384
Non-sales expenses	130	794,682	1,723,522
Income (loss) before taxes (lines (050+060-070+080+090-100+120-130)	140	987,841	24,192
Income tax and other similar mandatory payments	150	207,063	120,628
Income (loss) from regular business	160	780,778	(96,436)
IV. Extraordinary revenues and expenses			
Extraordinary revenues	170	2,927	353
Extraordinary expenses	180	2,687	3
Net income (retained income (loss) of the accounting period) (lines (160+170-180))	190	781,018	(96,086)
FOR REFERENCE			
Dividend payable on each share:	201		
preferred	202		
ordinary			
Dividend payable on each share proposed for the next accounting year:			
preferred	203		
ordinary	204		

REPORT ON CAPITAL FLOW
as of December 31, 2000

	CODES
Form No. 3 OKUD[1]	0710003
Date (year, month, day)	
OKPO[2]	04856548
OKONKh[3]	52300
KOPF[4]	30 (KFS)
OKPO[2]	
SOEI[5]	
Check sum	

Organization: Open Joint Stock Company Moscow City Telephone Network

Sector (line of business): telecommunications

Legal form: combined, Russian and foreign participation

Public property management agency:

Unit: RUR'000

Indicator	Line Code	Balance as of the beginning of the year	Received within the accounting year	Spent (applied) within the accounting year	Balance as of the end of the year
1	2	3	4	5	6
I. INTERNAL CAPITAL					
Charter capital	010	1,915,901	-	-	1,915,901
Additional capital	020	8,982,418	754,526	69	9,736,875
Reserve fund	030				

1 Form code

2 National Classification Code of Enterprises and Organizations

3 National Classification Code of National Economy Sectors

4 Classification Code of Legal Forms

5 Currency code

	040				
Retained income of previous years	050	(1,951,597)	-	-	(1,951,597)
Accumulation funds, total	060	62,381	-	(32,739)	(30,092)
Social sphere fund	070	-	-	-	-
	080				
Targeted financing and budget receipts	090				
Targeted financing and receipts from industry and interindustry off-budget funds, TOTAL	100				
TOTAL for Section 1	**130**				
II. OTHER FUNDS AND RESERVES					
Consumption funds, total	140				
Provisions for deferred charges and payments, TOTAL	150				
Estimated reserves, TOTAL	160				
	170				
TOTAL for Section II	**180**				

References

Indicator	Line Code	Balance as of the beginning of the year	Balance as of the end of the year
1	2	3	4
1. Net assets	185		
		from the budget	from industry and interindustry funds
		3	4
2) Received for the purposes of: capital investments	191	-	-
science and research	192	-	-
compensation of loss	193	-	-

social development	194		
other purposes	195		

REPORT ON CASH FLOW
as of December 31, 2000

			CODES
		Form No. 4 OKUD[1]	0710004
		Date (year, month, day)		
Organization:	Open Joint Stock Company Moscow City Telephone Network	OKPO[2]	04856548
Sector (line of business)	telecommunications	OKONKh[3]	52300
Legal form	combined, Russian and foreign participation	KOPF[4]	30 (KFS)
Public property management agency:		OKPO[2]	
Unit:	RUR'000	SOEI[5]	
		Check sum	

Indicator	Line code	Amount	including		
			current operations	investment operations	financial operations
1	2	3	4	5	6
1. Balance cash as of the beginning of	010	483,620	x	x	x
2. Incoming cash, TOTAL:	020	14,105,995	9,223,822	1,215,614	3,666,559
including: - proceeds from sales of goods, works and services	030	7,677,084	x	x	-
- proceeds from sales of fixed assets and other property	040	635,362	3,556	123,392	508,414

1 Form code

2 National Classification Code of Enterprise and Organizations

3 National Classification Code of National Economy Sectors

4 Classification Code of Legal Forms

5 Currency code

Indicator	Line code	Amount	including		
			current operations	investment operations	financial operations
1	2	3	4	5	6
advances received from buyers ustomers)	050	1,246,958	x	x	
allocations from budget and other rgeted inancing	060	89	89	-	-
free of charge	070	-	-	-	-
loans and borrowings	080	1,173,285	-	-	1,173,285
dividends, interest on financial vestments	090	29,172	x	12,824	16,348
er receipts	110	2,708,255	296,135	485,608	1,926,512
Allocated cash, TOTAL:	120	14,192,792	6,047,063	3,278,554	3,665,399
including: payments for purchased goods, works services	130	3,246,644	3,051,083	189,795	5,766
payment of wages	140	845,448	x	x	x
deductions for social purposes	150	354,328	x	x	x
mprest	160	5,943	5,943	-	-
advances	170	712,236	500,675	211,561	-
share in construction	180	21,345	x	21,345	x
payments for plant, equipment and vehicles	190	1,568,341	x	1,568,341	x
for financial investments	200	559,197	-	76,964	482,503
for payment of dividends, interest	210	1,457	x	404	1,053
settlements with the budget	220	901,292	901,292	x	-
payments of interest on loans received	230	688,478	-	81,331	607,147
other payments, remittances, etc.	250	2,737,153	1,588,070	1,129,083	20,000
Balance cash as of the end of the counting period	260	396,823	x	x	x
OR REFERENCE:					
om line 020, funds received in cash	270	34,952			

Indicator	Line code	Amount	including		
			current operations	investment operations	financial operations
1	2	3	4	5	6
(other than line 100), TOTAL					
including: settlements with legal entities	280	5,777			
settlements with individuals	290	29,175			
including: with use of: cash apparatus	291	10,337			
strict report cards	292	18,838			
Cash					
received from a bank to the entity's cash department	295	820,606			
deposited with a bank from the entity's cash department	296	28,923			

ANNEX TO THE BALANCE SHEET
as of December 31, 2000

			CODES
		Form No. 5 OKUD[1]	0710004
		Date (year, month, day)	
rganization:	Open Joint Stock Company Moscow City Telephone Network	OKPO[2]	04856548
ector (line of isiness)	telecommunications	OKONKh[3]	52300
egal form	combined, Russian and foreign participation	KOPF[4]	30 (KFS)
ıblic property anagement agency:		OKPO[2]	
nit:	RUR'000	SOEI[5]	
		Check sum	

1. BORROWED FUNDS FLOW

Indicator	Line Code	Balance as of the beginning of the year	Received	Repaid	Balance as of the end of the year
1	2	3	4	5	6
-term bank loans	110	5,164,478	1,048,919	5,561,778	651,618
ding those not repaid when	111	-	-	-	-
long-term loans	120	-	-	-	-

1 Form code

2 National Classification Code of Enterprise and Organizations

3 National Classification Code of National Economy Sectors

4 Classification Code of Legal Forms

5 Currency code

Including those not repaid when due	121	-	-	-	-
Short-term bank loans	130	760,146	4,472,691	1,681,878	3,553,959
Including those not repaid when due	131	-	-	-	-
Bank loans granted to employees	140	-	664,596	20,000	644,596
Including those not repaid when due	141	-	-	-	-

2. ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

Indicator	Line Code	Balance as of the beginning of the year	New liabilities	Liabilities met	Balance as of the end of the year
1	2	3	4	5	6
unts payable: :t-term	210	981,529	17,109,814	17,173,594	917,749
ding those overdue	211	142,880	986,320	1,055,599	123,601
ding those overdue for more 3 months	212	113	784,851	850,556	48,216
;-term	220	89,764	13,487	-	103,251
ding those overdue	221	-	-	-	-
ding those overdue for more 3 months	222	-	-	-	-
Line 220: accounts ;able maturing later than 12 hs following the reporting	223	89,764	13,487	-	103,251
unts payable: :t-term	230	1,211,112	17,780,749	17,993,518	998,343
ding those overdue	231	31,726	284,085	285,684	30,127
ding those overdue for more 3 months	232	13,170	225,367	216,368	22,169
;-term	240	-	301,857	-	301,857
ding those overdue	241	-	-	-	-
ding those overdue for more 3 months	242	-	-	-	-
Line 240: accounts payable :ing later than 12 months ving the reporting date	243	-	301,857	-	301,857
ity: ived	250	861,178	100,809	951,852	10,135
ding from third persons	251	-	-	-	-
ited	260	471,940			

			2,509,567	1,512,012	1,469,495
including to third persons	261	-	-	-	

REFERENCES TO SECTION 2

Indicator	Line Code	Balance as of the beginning of the year	New liabilities	Liabilities met	Balance as of the end of the year
1	2	3	4	5	6
otes flow: s issued	262	-	-	-	-
ding those overdue	263	-	-	-	-
received	264	-	-	-	-
ding those overdue	265	-	-	-	-
c nts receivable relating to icts shipped at actual cost	266	-	1,434	-	1,434

4. List of Major Debtors

Name of the Entity	Line Code	Balance as of the end of the year	
		Total	Overdue for more than 3 months
1	2	3	4
PA	270	21,066	7,329
ary Unit 32152	271	202	-
ary Unit 45603	272	9,532	4,314
Department of Information Resources of an Governmental Authorities	273	36,965	468
PO of the Ministry of Interior Affairs of a	274	705	168
Federal Security Service of Moscow and Ioscow Region	275	23,242	16,879
ary Unit 3472, Reutovo-3 143951	276	26,176	13,402
ings Operation Department of President of ussian Federation	277	18,381	16,731
ative Directorate of the FSTR of Russia	278	2,418	13
y communications	279	1,673	1,328

4. FLOW OF LONG-TERM INVESTMENTS AND FINANCIAL INVESTMENTS

Indicator	Line code	Balance as of the beginning of the year	Accrued (created)	Applied	Balance as of the end of the year
1	2	3	4	5	6
ıal funds of the entity, ᴬL	410	-	1,133,572	1,133,572	-
ding: reciation of fixed assets	411	-	-	-	-
reciation of intangible assets	412	-	1,133,572	1,133,572	-
cted funds, TOTAL	420	-	2,178,901	2,178,901	-
ding: k loans	421	-	141,565	141,565	-
granted by other entities	422	-	600,000	600,000	-
ed construction	423	-	-	-	-
n the budget	424	-	-	-	-
n off-budget funds	425	-	-	-	-
r	426	-			-
ᴬL internal and attracted (sum of lines 410 and 420)	430	-	3,312,473	3,312,473	-
R[illegible]FERENCE: ruction in progress	440	2,140,993	2,697,405	3,347,556	1,490,842
tments in subsidiaries	450	8,787	711,496	58	720,225
tments in dependent anies	460	50,306	58	12	50,352

5. FINANCIAL INVESTMENTS

Indicator	Line Code	Long-Term		Short-Term	
		as of the beginning of the year	as of the end of the year	as of the beginning of the year	as of the end of the year
1	2	3	4	5	6

Interests and shares in other enterprises	510	71,284	783,598	-	-
Bonds and other securities	520	823	10,758	-	-
Loans granted	530	53,715	153,902	841,780	-
Other	540	-	-	8,000	121,459
FOR REFERENCE: bonds at the market value	550	-	-	-	-

6. EXPENSES INCURRED BY THE ENTITY

Expense Items	Line Code	For the accounting year	For the preceding year
1	2	3	4
Material expenses	610	869,328	543,936
Expenses for wages	620	937,047	753,659
Deductions for social purposes	630	358,402	288,757
Depreciation of fixed assets	640	1,133,422	767,134
Other expenses	650	798,183	717,337
TOTAL expenses	660	4,096,382	3,070,823
Including those credited to non-production accounts	670	5,931	7,373

7. SOCIAL INDICATORS

Indicator	Line Code	Due according to the calculation	Spent	Transferred to funds
Deduction for social purposes: - to the Social Insurance Fund	710	67,954	47,238	19,748
- to the Pension Fund	720	275,652	-	284,320
- to the Employment Fund	730	16,874	-	17,551
- for medical insurance	740	33,757	-	34,709
Average number of employees			750	
Payments in cash and awards not related to production, performance of work and rendering services			760	20,614
Revenues on shares and contributions to the assets of the entity			770	5,795
			780	772

1. General Information.

Open Joint Stock Company "Moscow City Telephone Network".
Is registered at the following address: Building 2, 6 Degtyarny Pereulok, Moscow, having 19 divisions and 3 branches.
Number of personnel as on December 31, 2000 – 19,433.
MGTS engages, pursuant to the Charter in the following principal business activities:

- rendering the services of telecommunications;
- assembling and supporting office switches and any other communications equipment;
- settling, on a contractual basis, mutual accounts for traffic with other operators;
- installing and servicing pay telephones on the licensed territory and collecting proceeds;
- rendering information services;
- manufacturing on a commercial basis technical facilities for the purposes of servicing the telephone network and repairing equipment;
- rendering transportation services;

  training, retraining and improving the skills of specialists and workers.

The Company also engages in the following business operations:

- printing;
- civil constructing;
- establishing food, retail and services outlets;
- retail sales of food-stuffs and non-food goods;
- providing recreation and sanitary services.

Board of Directors.

Members of the Board of directors	Nominated by
1. Alexander P. Vronets	OAO MKNT and Co.
2. Alexander Y. Goncharuk	OAO MKNT and Co.
3. Vladimir P. Evtushenkov	OAO MKNT and Co.
3. Nail I.Ismailov	OAO Svyazinvest.
4. Vladimir S.Lagutin	OAO Svyazinvest
5. Alexander V.Lopatin	OAO Svyazinvest
	OAO MKNT and Co.
6. Yevgeny G.Novitsky	OAO MKNT and Co.
7. Semen V.Rabovsky	OAO MKNT and Co.
8. Irina M.Ragozina	OAO Svyazinvest
9. Georgy A.Romsky	OAO Svyazinvest
10. Vasily V.Sidorov	OAO MKNT and Co.

11. Valery N.Yashin OAO Svyazinvest

2. Basic Accounting Principles

1. Basis of Presentation

The accounting report is prepared on the basis of the acting Russian Accounting Rules, in particular, the Federal Law "On Accounting" and the Regulation on Accounting and Reporting in the Russian Federation, approved by the Ministry of Finance of Russia.
Assets and liabilities are evaluated on the basis of the actual acquisition cost, with the exception of fixed assets, which are recorded with the account of revaluations.

2. Assets and Liabilities Denominated in Foreign Currency

Business transactions performed in foreign currencies are recorded using the official exchange rate of the CB RF ruling on the day of the transaction. Monetary assets and liabilities denominated in foreign currency are recorded at the CB RF official exchange rate at 31 December 2000 (USD 1 = RR 28.16).

Forex differences arising from transactions with assets and liabilities during the year and also from their restatement as at the reporting date are disclosed in the income statement.

3. Short-Term and Long-Term Assets and Liabilities

Assets (liabilities) are treated as short-term if their maturity does not exceed 12 months after the reporting date. All other assets and liabilities are reported as long-term assets and liabilities.

4. Intangible Assets

Intangible assets include software user rights. Depreciation is applied on a straight-line basis over the estimated useful lives of the assets stated in relevant documents. Intangible assets are disclosed at cost less accumulated depreciation for the whole usage period.

5. Fixed Assets

As at 1 January 2000, the Company revalued machinery and equipment using the method of renewal and replacement cost. Increase and decrease in historical cost and accumulated depreciation are included in the added capital increase/decrease. Depreciation of fixed assets is applied on a straight-line basis using the statutory depreciation rates.

The active portion of production fixed assets is amortised using the accelerated depreciation method with the acceleration factor amounting to 2.

6. Investment Securities

Investment securities are disclosed at the actual acquisition cost.

Proceeds and losses from disposal of investment securities are included in operational income and expenses in the income statement.

7. Debt Securities

Debt securities are disclosed at acquisition cost. The difference between acquisition and nominal cost is written of to income and expenses on a straight-line basis during the period of their circulation.

8. Inventories

Inventories are measured at the actual acquisition cost.

The company evaluates inventories at the date of release to production or other disposal at the actual acquisition cost in subdivisions that do not maintain automated inventory control. Separate subdivisions with automated inventory control evaluate inventories at the moment of release to production at average cost.

Cost of low-value and short-life items (tools, fittings and fixtures) is repaid through charging 100% depreciation at the date of commissioning.

Ready products include finished items and are disclosed at the actual production cost.

9. Work in Progress

Capital investments in progress are disclosed at the actual cost in the balance sheet.

10. Deferred Expenses

Costs incurred in the reporting year, but referring to future reporting periods (advance rental payments, insurance payments, etc.) are disclosed as deferred expenses and written off on a straight line basis for the specified purpose during the period in which they were incurred.

8. Buyer and Customer Receivables

Buyer and customer receivables are determined on the basis of prices specified in

the agreements between the Company and the buyers (customers).

The Company creates loan loss provisions related to core activities on a quarterly basis and includes them in financial results. Loan loss provisions are created in respect of receivables when in the opinion of the Company administration the collection of these receivables is doubtful. Such receivables include legal entities' unsecured debt, which is overdue for more than 6 months. The provision is created in respect of each doubtful debt.

Bad receivables are written off from the balance sheet as they are recognised as such or upon expiry of the limitation period with the subsequent recording on off-balance sheet accounts during 5 years.

Unclaimed receivables are included in financial results but are not accounted for in taxable base calculations.

12. Recognition of Income

Proceeds from seals of products are recognised on an accrual basis (dispatch of products or provision of services to the buyers) upon presentation of payment documents. These amounts are disclosed net of value-added tax and sales tax.

13. Added Capital

The added capital formation resource comprises fixed assets revaluations; cost of assets received on a gratis basis, share premium and the amount of financial resource, which secures capital investments' completion.

Prior to 1 January 2000, added capital had included cost of assets received by the Company on a gratis basis. Since 1 January 2000, in connection with changes in the acting accounting rules valuables received on a gratis basis are recognised as the Company's income.

14. Creation of Provisions

The Company does not create provisions for maintenance of fixed assets. Relevant costs are included in cost of products (work, services) of the current reporting period.

The Company does not create provisions against forthcoming expenses and payments.

15. Comparative Information

Comparative information in the 2000 reports is generated by way of adjusting final reports for 1999 with a view of bringing them in compliance with changes in the 2000 reporting forms. In particular, the comparative information was adjusted or supplemented on the basis of the following revised or new accounting regulations which became effective in 2000:

FAS 4/99 "Accounting Reports of the Organisation"

FAS 5/98 "Accounting for Inventories"

FAS 6/97 "Accounting for Fixed Assets"

FAS 9/99 "Revenues of the Organisation"

FAS 10/99 "Expenses of the Organisation"

FAS 11/2000 "Information about Affiliated Companies"

FAS 12/2000 "Segment Reporting".

The 2000 opening balance sheet comprises the results of fixed assets revaluation carried out by the Company as at 1 January 2000.

3. Company's stocks.

For the convinience of stock exchange transactions and to improve Cimpany's stocks circulation all types and categories of Company's shares with its Nominal value of RUR 1,000 were converted into the relevant shares number of shares with its nominal value of RUR 20. As on the December 31,2000 AO MGTS Chapter Capital is fully paid and is compoused of :

Charter capital - 1,915,901,000 roubles;

Ordinary preference shares - 79,829,200 pcs,

Preference registered shares - 15,965,850 pcs,

Nominal value of one share - 20 roubles.

Shares' conversion was executed on April 24,2000. The report on the results of the issuance was approved by Federal Stock Exchange Commision on May 19, 2000.

2. Subsidiary and Associated Companies.

Currently, AO MGTS is a founder of 26 enterprises, out of which 13 provide communication services in compliance with international standards based on new technologies with participation of foreign and Russian companies. Total investments in the Charter capital of companies with AO MGTS participation amounted to 338,612.1 thousand roubles at par as at 1 January 2001 and the carrying value of equity participation amounted to 782,727 thousand roubles as at 1 January 2001.

The list of enterprises in which AO MGTS is a shareholder/participant is provided in Table 8.1. (as at 1 January 2001):

Table 8.1.

Participation of AO MGTS in Other Companies (as at 1 January 2001):

Company	Type of shares	Q-ty of shares	Nominal value (rbl.)	Nominal amount (rbl.)	Amount (rbl.), carrying amount	Participation, %
1. ZAO AMT	Ordinary registered	10	2,050	20,500	8,728,764	100
2. ZAO Petrodvor	Ordinary registered	282,118	1,000	282,118,000	711,496,583,5	100
3. ZAO Company MTU-inform	Ordinary registered	220	10	2,200	2,200	22
4. OAO MSS	Ordinary registered	23,500	10	235,000	293,750	23,5
	Preference registered	5,875	10	58,750		23,5
5. ZAO PTT-Teleport Moscow	Ordinary registered	9,650	1,8	17,370	57,816	51
6. ZAO SinS	Ordinary registered	190	320	60,800	60,800	19
7. ZAO RadioPage	Ordinary registered	400	100	40,000	40,000	40
8. ACB LINK-bank	Ordinary registered	135,300	10	1,353,000	1,353,000	20,82
9. ZAO Comstar	Ordinary registered	500	23,020	11,510,500	11,510,000	50
10. ZAO Golden Line	Ordinary registered	5,000,000	5	25,000,000	25,000,000	50
11. ZAO Telmos	Ordinary registered	6,148	2,000	12,296,000	12,296,000	40
12. OAO MS-Tel	Ordinary registered	500	100	50,000	50,000	50
13. ZAO Mediatel	Ordinary registered	43	10,000	430,000	430,000	35,83

3.Taxation

For the fiscal reasons the Company's Revenue is recognized when products are dispatched (or services are rendered) to buyers and relevant settlement documents are delivered.

5. Profit on Equity.

Base Profit on a Share reflects the part of the Company's annual profits allocated for the dividend payments to the owners of its ordinary shares. Its estimated as

Profit on Equity divided by the number of Company's ordinary shares. Profit on Equity equils Net Profit of the reporting year excluding privileged shares' dividends (10% of Company's Net Profit).

6. Company's Bonds.

In 2000 AO MGTS has issued its RUR bond on the sum of RUR 600 mln. Repayment of the bonds is planned as on 4th quarter, 2003. Bond interests are paid quarterly. Two weeks before the interest payment AO MGTS produces an offer to the bonds' holders to buy its bonds at the certain dates before its next interest bearing coupon payment. Given offer makes AO MGTS to view its RUR bond issuance as a short term liability.

7. Company's affilistes.

Main Shareholders:

1. Open Joint-Stock Company "Investment Communications Company" (OAO "Svyazinvest") – 28% of votes.

Share in the Charter capital of AO MGTS – 23.3 %.

2. Open Joint-Stock Company MKNT and Co. – 51.48% of votes.

The share of participation in issuer's Charter capital – 42.9%. List of the shareholders of OAO MKNT and Co. owning not less than 20% of the Charter capital of

OAO MKHT and Co.

Open Type Joint-Stock company "Aktsionernaya Finansovaya Corporatia Sistema".

Share in the Charter capital of OAO MKNT and Co.: 99.85 %.

Director's Bonuses.

The total sum of bonuses paid by the Company to the members of its Board of Directors in 2000 reached RUR 650,000.

8. Information on the segments od Company's business.

Provided information is aimed to provide for the stakeholders relevant information which enables a better evaluation of Company's perspective, its risks and future profitability.

Company's commercial activity is concentrated in one region. 85% of

Company's revenue is originated from its main activity – telecom services. Company's expences can not be allocated by Company's activities. Company acts in standard business conditions. Threfore Company's business segments can not be clearly indicated.

9. **Events committed after the reporting date.**

As on April 1, 2001 the list of Company's nain shareholders contained:

1. Open Joint-Stock Company "Investment Communications Company" (OAO "Svyazinvest") – 28% of votes.

Share in the Charter capital of AO MGTS – 23.3 %.

2. Open Joint-Stock Company MKNT and Co. – 51.48% of votes.

The share of participation in issuer's Charter capital – 42.9%.

In 2001 Company re paid the following credits:

	Body of credit	Interests	Re-payment date
	RUR ('000)	RUR ('000)	RUR ('000)
ING Bank (ZAO)	178,009	5,449	02/22/01
Salomon Brothers AG	3,033,395	106,379	03/02/01
CSFB	23,936	9,340	monthly
Total	3,235,340	121,168	

Loans attracted by the Company in 2001.

Company has received from Sberbank a number of credits totalling RUR 492 mln. and USD 72,7 mln. The credits are pledged by Company's equipment of the total value of RUR 4,44 bln.

Tarriffs.

From February 200 Company has risen its tarrifs for its household customers from RUR 50 to RUR 60.

Long term Financial investments.

In 2001 Company has increased its interest in "MTU Inform" from 22% to 49%.

Dividends.

The size of dividends for 2000 is going to be approved by the incoming general shareholders meeting on June 16, 2001. After its approved the relevent information is going to be presented in 2001 accounting reports.

10. Company's conditional Risks and Liabilities.

Russian economy is still characterised as developing market. Economic stability is highly dependent on the effectiveness of the economic measures implementied by the Government as well as simultaneouis development of national legislative and political systems.

Issued guarantees

Creditor	Debtor	Amount (RUR'000)
GUTA Bank	ZAO PTT Teleport	230,349
GUTA Bank	ZAO Golden Line	98,560
Zao Gosinkor Leasing	ZAO MTK Trunk	17,448
AKB "MBRR	ZAO "MTU-Inform"	200,860
	ZAO "MTU-Inform"	100,430
EDC	ZAO Golden Line	55,358
Vneshtorgbank	ZAO "Komstar"	704,597
TOTAL		1,407,602

Company's management does not expect ane direct liabilities to arise from the garantees shown above.

On February, 200 Company ha signed a contract with Moscow Depositary Center to purchause a one year valid invention license. On March 1,2000 Company made a payment of RUR 34,38 mln. This sum is included in the advances paid. Company's management expects to continue co-operation on the given contract in future.

11. Net Assets Valuation.

	Indicators	On the beginning of the year	On the end of the year
	ASSETS		
1	Intangible assets	46 260	134 367
2	Fixed assets	10 427 136	12 428 276
3	Construction in progress	2 702 281	1 490 842

4	Long-term financial investments	125 822	948 258
5	Other Fixed assets	711 484	0
6	Stocks, including:	262 975	292 841
7	VAT on acquired valu-ables	294 095	35 760
8	Accounts receivable, including:	970 681	972 553
9	Short-term financial investments	849 780	121 459
10	Cash	474 921	399 939
11	Other working assets	0	0
12	TOTAL ASSETS	16 865 434	16 878 295
	LIABILITIES		
13	Targeted Finance	719 189	0
14	Attracted funds	5 824 623	4 847 173
15	Accounts paiable	1 211 112	1 300 200
16	Dividends	233	108
17	Reserves for deferred exspences	0	0
18	Other Liabilities	0	0
19	TOTAL LIABILITIES	7 792 396	6 147 481
20	AMMOUNT OF NET ASSETS	9 010 233	10 730 814

Conclusion Of An Accounting Company (An Auditor)
On The Financial Statements
For The Year Ended December 31, 2000

Closed Joint Stock Company Pricewaterhouse Coopers (ZAO PwC Audit)
Building 5, 52 Kosmodamianskaya Naberezhnaya, 113054 Moscow, Russia
Telephone: 7 (095) 967 6000
Facsimile (095) 967 6001

CONCLUSION OF AN ACCOUNTING COMPANY
ON THE FINANCIAL STATEMENTS OF
JSC Moscow City Telephone Network
for the year ended December 31, 2000

To shareholders of JSC Moscow City Telephone Network
We have audited the accompanying consolidated financial statements of JSC Moscow City
Telephone Network (the "Company") for the year ended December 31, 2000. These financial statements were prepared by the management of the Company pursuant to Federal Law "On Accounting" and Regulations on Accounting and Reports in the Russian Federation approved by Order of the Ministry of Finance of the Russian Federation No. 34n, dated July 29, 1998. Financial statements prepared pursuant to the Law and the said Regulations differ significantly from the financial statements prepared in accordance with International Accounting Standards.

These financial statements are the responsibility of the management of JSC MGTS. Our
responsibility is to express an opinion on reliability, in all material respects, of these financial statements based on our audits.

We conducted our audits in accordance with the Temporary Regulations on Auditing Activities
in the Russian Federation approved by Decree of the President of the Russian Federation No. 2263, dated December 22, 1993, the Rules (Standards) of Audit approved by the Commission on Audit under the President of the Russian Federation, and International Audit Standards. In accordance with the above Rules and Standards, we planned and performed the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. In addition, the audit included an evaluation of the accepted accounting policy and most important calculations made by the management of the Company as well as an evaluation of the general presentation of the financial statements for the purposes of establishing the compliance thereof with regulations of the Russian Federation. We believe our audits provide a reasonable basis for our opinion on reliability of these financial statements.

In our opinion, the financial statements attached hereto are reliable, i.e. are prepared to present
fairly, in all material respects, the assets and liabilities of the Company as of December 31, 2000, and financial results of its operations for the year then ended,

pursuant to Federal Law "On Accounting" and Regulations on Accounting and Reports in the Russian Federation approved by Order of the Ministry of Finance of the Russian Federation No. 34n, dated July 29, 1998.

Christopher Worth
Director of the Joint Stock Company

A.A. Saltykova
Auditor
April 28, 2001

Annex
Accounting Reports for 2001.

Accounting Policies of the Company

1. Basis of Presentation.

The accounting report is formed in accordance to the contemporary accounting regulations of Russian Federation i.e. the Federal Law № 129- FZ from November 21, 1996 "On Accounting" and the Regulations on the Accounting and Reports in the Russian Federation approved by the Ministry of Finance of the Russian Federation. All assets and liabilities, except fixed assets are evaluated in accordance to its actual purchase cost.

2. Inventarisation procedure.

From January 1,2000 in accordance to the Moimistry of Finance Order №94n from 10.31.2000 the Company started to present its financial activity in the new accounts chart fornate.

One of the moist important aims of 2001 inventarisation was to prepare analitical accounting data for the new accounts formate.

3. Assets and Liabilities in foreign exchange.

All foreign exchange operations are reported at the official exchange rate effective on the date of transaction. All monetary assets and liabilities denominated in foreign currency are translated into RUR at the official exchange rate as of December 31, 2001 equal to RUR 30.14 per USD or RUR 26.62 per EURO. Exchange gain and losses which arose during the year from operations with assets and liabilities and from translation assets and liabilities at exchange rates effective at the reporting date were credited or charged to the profit and loss account.

4. Short Term Assets and Liabilities and Long Term Assets and Liabilities.

Assets (Liabilities) are placed in the reporting as short termed if they mature within 12 month after the reporting dare. All other assets (liabilities) are recognized as long termed.

5. Intangible Assets

The Company's intangible assets include the rights to use computer software, innovations, telephony data bases etc. . The Company depreciates such assets either on a straight-line basis over the useful life as stated out in relevant documents.

6. Fixed Assets

Each item of fixed assets is reported at its actual cost of acquisition or construction. The historic cost of fixed assets acquired in exchange for any other non-monetary assets is deemed to be equal to the value of the exchanged assets as reflected in the balance sheet. Fixed assets are reported at historic (replacement) cost minus the depreciation accrued over the total period of operation.

No depreciation was accrued on fixed assets acquired by the Company free of charge and land plots recorded in the balance sheet.

Any gain or loss resulting from disposal of fixed assets is included in the operating income or loss.
Interest on loans used to acquire (construct) fixed assets accrued before such fixed assets have been put into operation are included in the historical cost of such assets.
Revenue and Expences to acquire (sell) Company's are presented in the Profit and Loss Statement.

7. Investments in Shares

Investments in shares are recorded at actual purchase costs. In the reporting year Company did not invest in shares listed on the stock Exchange. The list of Company's affiliates is produced in Section 3, Article 2.

8. Debt Securities

All debt securities are recorded at purchase costs. The difference between the purchase cost and the nominal value of each security is credited or charged to the profit and loss account in equal portions over the circulation period of such security.

9. Production Inventories

The Company evaluates its production inventories at total actual purchase costs. Materials the market value of which at the end of the year was lower than the actual purchase costs because of drop in prices in the reporting year are recorded at market costs. Costs of inventories are evaluated on the date when such inventories are issued for production or written off for any other reason at actual purchase costs.
Cost of low-value and non-durable items (tools, implements and fixtures) is 100% depreciated on the date such items'sre issued
for production.
From January 1, 2002 the Company reports its Inventories according to the new Regiment "On Accounting of Inventories" approved by the Ministry of Finance Order №44n on 07/09/2001.

10. Deferred Expenses

Expenses incurred by the Company in the reporting year related to subsequent reporting periods (rentals paid in advance and insurance payments) are recorded as deferred expenses. Such expenses are written off in equal portions, as a rule, during one year.

11. Buyer and customer receivables

Buyer and customer receivables are determined on the basis of prices specified in the agreements between the Company and the buyers (customers).

The Company creates loan loss provisions related to core activities on a quarterly basis and includes them in financial results. Loan loss provisions are created in respect of receivables when in the opinion of the Company administration the collection of these receivables is doubtful. Such receivables include legal entities' unsecured debt, which is overdue for more than 6 months. The provision is created in respect of each doubtful debt.

Bad receivables are written off from the balance sheet as they are recognised as such or upon expiry of the limitation period with the subsequent

recording on off-balance sheet accounts during 5 years.

Unclaimed receivables are included in financial results but are not accounted for in taxable base calculations.

12. Recognition of Income

Proceeds from seals of products are recognised on an accrual basis (dispatch of products or provision of services to the buyers) upon presentation of payment documents. These amounts are disclosed net of value-added tax and sales tax.

13. Added Capital

The added capital formation resource comprises fixed assets revaluations; cost of assets received on a gratis basis, share premium and the amount of financial resource, which secures capital investments' completion.

Prior to 1 January 2000, added capital had included cost of assets received by the Company on a gratis basis. Since 1 January 2000, in connection with changes in the acting accounting rules valuables received on a gratis basis are recognised as the Company's income.

14. Creation of Provisions

The Company does not create provisions for maintenance of fixed assets. Relevant costs are included in cost of products (work, services) of the current reporting period.

15. Revision of the Accounting Policy

In 2002 the Company has revised its accounting policy in accordance with the newly adopted on January 1,2002 Regulations on Accounting (the "ROA"). effective as of January 1, 2000;

16. Comparative Information

2001 Beginning of the Year Balance reports on the changes in the fixed assets of the Company resulted from the revaluation of the mentioned assets on January 1, 2001.

BALANCE SHEET
as of December 31, 2001

	CODES
Form No. 1 OKUD[1]	0710001
Date (year, month, date)			
OKPO[2]	04856548
OKONKh[3]	52300
KOPF[4]	30 (KFS)
OKPO[2]	
SOEI[5]	
Check sum	

Organization:	Open Joint Stock Company "Moscow City Telephone Network"
Sector (line of business)	telecommunications
Legal form	combined, Russian and foreign participation
Public property management agency:	
Unit:	RUR'000

	Line Code	At the beginning of the Year	At the end of the Year
	2	3	4
1. NON-Current assets			
Intangible assets (04, 05), including:	110	134,367	115,775
patents, licenses, trademarks (service marks), other rights	111	134,367	115,775
organizational expenses	112	-	-
Goodwill	113	-	-
Fixed assets (01, 02, 03), including:	120	16,567,264	16,698,015
land plots and natural objects	121	-	-
property, plant and equipment (tools)	122	8,626,262	8,992,540
Construction in progress (07, 08, 16, 61)	130	1,490,842	1,904,714
Profitable investments in material values (03) including:	135	-	-
assets to be leased out	136	-	-
assets for hire	137	-	-

1 Form code

2 National Classification Code of Enterprises and Organizations

3 National Classification Code of National Economy Sectors

4 Classification Code of Legal form

5 Currency code

Long-term investments (06, 82), including:	140	948,258	936,038
investments in subsidiaries	141	720,225	720,243
investments in dependent companies	142	50,352	51,042
investments in other organizations	143	13,021	12,624
loans to entities for periods exceeding 12 months	144	153,902	152,129
other long-term investments	145	10,758	-
Other non-current assets	150	-	-
Subtotal for Section 1	**190**	**19,140,731**	**19,654,542**
2. Current assets			
Inventory, including:	210	292,841	466,446
raw materials, materials and similar values (10, 12, 13, 16) including:	211	268,273	317,091
expenditures on production in progress (working expenses) (20, 21, 23, 29, 30, 36, 44)	213	12,309	11,951
finished products and goods for re-sale (16, 40, 41)	214	1,012	1,584
goods shipped (45)	215	1,434	1,434
deferred expenses (31)	216	9,813	134,386
other inventory and expenditures	217	-	-
VAT on acquired valuables (19)	220	35,760	231,495
Accounts receivable (maturing more than 12 months following the reporting date), including:	230	103,251	84,051
buyers and customers (62, 76, 82)	231	-	-
notes receivable (62)	232	-	-
related parties (78)	233	-	-
advances granted (61)	234	-	-
other debtors	235	103,251	103,251
Accounts receivable (maturing within 12 months following the report-ing date), including:	240	869,302	1,150,894
buyers and customers (62, 76, 82)	241	411,203	636,979
notes receivable (62)	242	-	-
related parties (78)	243	162,646	123,181
contributions to the Charter Capital of members (founders) receivable (75)	244	-	-
advances granted (61)	245	243,833	228,275
other debtors	246	51,620	162,459
Short-term investments (56, 58, 82), including:	250	121,459	125,940
loans granted to entities for periods less than 12 months	251	-	-
own shares purchased from shareholders	252	-	-
other short-term investments	253	121,459	125,940
Cash , including:	260	399,939	359,656

cash in hand (50)	261	245	347
settlement account (51)	262	260,533	344,14
hard-currency account (52)	263	105,327	13,806
other cash (55, 56, 57)	264	33,834	1,189
Other current assets	270	-	-
Subtotal for Section 2	**290**	**1,822,552**	**2,418,482**
Balance (sum of lines 190 + 290)	**300**	**20,963,283**	**22,073,024**
3. CAPITAL AND RESERVES			
Charter capital (85)	410	1,915,901	1,915,901
Additional capital (87)	420	13,821,863	13,851,921
Reserve capital (86)	430	-	-
Social fund (88)	440	30,092	--
Targeted funding and receipts (96)	450	-	-
Retained income of previous years (88)	460	781,018	-
Uncovered loss of previous years (88)	465	(1,953,257)	(1,304,585)
Retained income of the accounting year (88)	470	-	366,433
Uncovered loss of the accounting year (88)	475		-
Subtotal for Section 3	**490**	**14,595,617**	**14,829,670**
4. LONG-TERM LIABILITIES			-
Borrowed monies (92, 95), including:	510	651,618	4,610,785
bank loans maturing more than 12 months following the report-ing date	511	651,618	2,961,467
other loans maturing more than 12 months following the re-porting date	512	-	1,649,318
Other long-term liabilities	520	301,857	309,147
Subtotal for Section 5	**590**	**953,475**	**4,919,932**
5. SHORT-TERM LIABILITIES			
Borrowed monies (90, 94), including:	610	4,195,555	392,419
bank loans maturing within 12 months following the reporting date	611	3,550,960	365,419
other loans maturing within 12 months following the reporting date	612	644,595	27,000
Accounts payable, including:	620	998,343	1,352,445
suppliers and contractors (60, 76)	621	593,421	637,555
notes payable (60)	622	-	-
debts to subsidiaries and dependent companies (78)	623	15,130	83,045
debts to the personnel of the entity (70)	624	47,539	79,089
debts to governmental off-budget funds (69)	625	213	32,197
debts to the budget (68)	626	62,587	160,963
advances received (64)	627	196,427	303,388
other creditors	628	83,024	56,208
Revenues payable to participants (founders) (75)	630	108	1,318
Deferred revenue (83)	640	220,177	577,240

Provisions for deferred expenses (89)	650	-	-
Other short-term liabilities	660	10	-
Subtotal for Section 5	**690**	**5,414,193**	**2,323,422**
BALANCE (sum of lines 490+590+690)	**700**	**20,963,283**	**22,073,024**

PROFIT AND LOSS STATEMENT
as of December 31, 2001

		CODES
	Form No. 2 OKUD[1]	710002
	Date (year, month, day)	
rganization: Open Joint Stock Company Moscow City Telephone Network	OKPO[2]	04856548
ector (line of isiness): telecommunications	OKONKh[3]	52300
egal form: combined, Russian and foreign participation	KOPF[4]	30 (KFS)
c property anagement agency:	OKPO[2]	
nit: RUR'000	SOEI[5]	
	Check sum	

Indicator	Line Code	For the accounting period	For previous accounting period
	1	2	3
I. Proceeds and expenses relating to regular business			
Net proceeds from sales of goods, products, works, services (minus VAT, excises and similar nandatory payments)	010	7,937,492	6,077,387
including those from sales of:			
communications services	011	6,650,907	5,144,589
trading	012	3,630	11,164
social sphere services	013	15,227	11,164
intermediary services	014	3,163	3,323
other services	015	1,264,565	915,752
Cost of goods, products, services sold:	020	5,105,119	3,282,357

1 Form code

2 National Classification Code of Enterprise and Organizations

3 National Classification Code of National Economy Sectors

4 Classification Code of Legal form

5 Currency code

including those from sales of:			
communications services	021	4,295,370	3,042,856
trading	022	3,332	2,190
social sphere services	023	41,005	34,863
intermediary services	024	1,982	2,525
from other activities	025	763,430	199,923
Gross revenues	029	2,832,373	2,795,030
Commercial expenses	030	85,710	66,483
Administrative expenses	040	891,589	742,204
Income/(loss) from sales (lines (010-020-030-040))	050	1,855,074	1,986,343
II. Operating revenues and expenses			
Interest receivable	060	12,691	30,492
Interest payable	070	784,640	629,418
Revenues from participation in other organizations	080	49,184	8,680
Other operating revenues	090	444,428	2,269,671
Other operating expenses	100	746,498	2,282,465
III. Non-sales revenues and expenses			
Non-sales revenues	120	91,338	399,220
Non-sales expenses	130	414,627	794,682
Income (loss) before taxes (lines (050+060-070+080+090-100+120-130)	140	506,950	987,841
Income tax and other similar mandatory payments	150	140,744	207,063
Income (loss) from regular business	160	366,206	780,778
IV. Extraordinary revenues and expenses			
Extraordinary revenues	170	2,871	2,927
Extraordinary expenses	180	2,644	2,687
Net income (retained income (loss) of the accounting period) (lines (160+170-180))	190	366,433	781,018
FOR REFERENCE			
Dividend payable on each share:	201	-	-
preferred	202	-	-
ordinary			
Dividend payable on each share proposed for the next accounting year:			
preferred	203	-	-
ordinary	204	-	-

REPORT ON CASH FLOW

as of December 31, 2001

			CODES
		Form No. 4 OKUD[1]	0710004
		Date (year, month, day)	
Organization:	Open Joint Stock Company Moscow City Telephone Network	OKPO[2]	04856548
Sector (line of business)	telecommunications	OKONKh[3]	52300
Legal form	combined, Russian and foreign participation	KOPF[4]	30 (KFS)
Public property management agency:		OKPO[2]	
Unit:	RUR'000	SOEI[5]	
		Check sum	

Indicator	Line code	Amount	including		
			current operations	investment operations	financial operations
1	2	3	4	5	6
1. Balance cash as of the beginning of	010	406,296	x	x	x
2. Incoming cash, TOTAL:	020	24,192,189	15,352,571	170,779	8,668,839
including: - proceeds from sales of goods, works and services	030	7,785,252	x	x	x
- proceeds from sales of fixed assets and other property	040	460,071	2,967	163,539	293,565

1 Form code

2 National Classification Code of Enterprise and Organizations

3 National Classification Code of National Economy Sectors

4 Classification Code of Legal Forms

5 Currency code

Indicator	Line code	Amount	including		
			current operations	investment operations	financial operations
1	2	3	4	5	6
ıdvances received from buyers ustomers)	050	1,824,635	x	x	
ıllocations from budget and other rgeted inancing	060	7,339	99	7,240	-
:ree of charge	070	-	-	-	-
.oans and borrowings	080	4,708,750	-	-	4,708,750
ɪividends, interest on financial vestments	090	5,776	x	-	5,776
...er receipts	110	7,966,407	5,739,618	-	2,226,789
Allocated cash, TOTAL:	120	24,240,018	10,373,472	2,441,871	9,665,936
including: ɔayments for purchased goods, works · ;ervices	130	2,952,348	2,412,092	540,256	-
ɔayment of wages	140	1,307,243	x	x	x
ɪeductions for social purposes	150	451,496	x	x	x
.mprest	160	8,639	8,639	-	-
ıdvances	170	926,918	588,406	338,512	
;hare in construction	180	-	x	-	x
ɔayments for plant, equipment and /ehicles	190	1,380,778	x	1,380,778	x
:...financial investments	200	394,285	-	6,308	387,997
:or payment of dividends, interest	210	258,506	x	-	258,506
;ettlements with the budget	220	1,581,622	1,581,622	x	-
ɔayments of interest on loans received	230	7,084,210	-	-	7,084,210
ɔther payments, remittances, etc.	250	7,893,973	5,782,713	176,017	1,935,243
Balance cash as of the end of the :counting period	260	358,467	x	x	x

ɔR REFERENCE:

:om line 020, funds received in cash	270	50,555

Indicator	Line code	Amount	including		
			current operations	investment operations	financial operations
1	2	3	4	5	6
(other than line 100), TOTAL					
including: settlements with legal entities	280	6,504			
settlements with individuals	290	44,051			
including: with use of: cash apparatus	291	15,169			
strict report cards	292	28,882			
Cash					
received from a bank to the entity's cash department	295	1,264,628			
deposited with a bank from the entity's cash department	296	39,875			

ANNEX TO THE BALANCE SHEET
as of December 31, 2001

			CODES
		Form No. 5 OKUD[1]	0710004
		Date (year, month, day)	
rganization:	Open Joint Stock Company Moscow City Telephone Network	OKPO[2]	04856548
ector (line of isiness)	telecommunications	OKONKh[3]	52300
egal form	combined, Russian and foreign participation	KOPF[4]	30 (KFS)
iblic property anagement agency:		OKPO[2]	
nit:	RUR'000	SOEI[5]	
		Check sum	

1. BORROWED FUNDS FLOW

Indicator	Line Code	Balance as of the beginning of the year	Received	Repaid	Balance as of the end of the year
1	2	3	4	5	6
-term bank loans	110	651,618	3,307,631	997,782	2,961,467
ding those not repaid when	111	-	-	-	-
long-term loans	120	-	1,751,282	101,964	1,649,318

1 Form code

2 National Classification Code of Enterprise and Organizations

3 National Classification Code of National Economy Sectors

4 Classification Code of Legal Forms

5 Currency code

Including those not repaid when due	121	-	-	-	-
Short-term bank loans	130	3,350,960	5,194,339	8,379,880	365,419
Including those not repaid when due	131	-	-	-	-
Other short-term loans	140	644,595	1,937,375	2,554,970	27,000
Including those not repaid when due	141	-	-	-	-

2. ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

Indicator	Line Code	Balance as of the beginning of the year	New liabilities	Liabilities met	Balance as of the end of the year
1	2	3	4	5	6
unts payable: t-term	210	917,749	24,011,518	23,744,392	1,184,875
ding those overdue	211	123,601	1,787,958	1,848,318	63,241
ding those overdue for more 3 months	212	48,216	866,742	875,696	39,262
rm	220	103,251	-	19,200	84,051
ding those overdue	221	-	-	-	-
ding those overdue for more 3 months	222	-	-	-	-
Line 220: accounts able maturing later than 12 hs following the reporting	223	103,251	-	19,200	84,051
unts payable: t-term	230	998,343	24,862,116	24,508,014	1,352,445
ding those overdue	231	30,127	277,044	278,175	28,996
ding those overdue for more 3 months	232	22,169	245,724	247,509	20,384
-term	240	301,857	201,464	194,174	309,147
ding those overdue	241	-	-	-	-
ding those overdue for more 3 months	242	-	-	-	-
Line 240: accounts payable ing later than 12 months ving the reporting date	243	-	-	-	-
ity: ived	250	10,135	-	10,135	-
ding from third persons	251				
ted	260	2,940,847	722,952	2,543,695	1,120,104
		2,940,847	722,952		

including to third persons	261			2,543,695	1,120,104

REFERENCES TO SECTION 2

Indicator	Line Code	Balance as of the beginning of the year	New liabilities	Liabilities met	Balance as of the end of the year
1	2	3	4	5	6
ɔtes flow: :s issued	262	-	-	-	-
ding those overdue	263	-	-	-	-
; received	264	-	-	-	-
ding those overdue	265	-	-	-	-
nts receivable relating to ıcts shipped at actual cost	266	1,434	-	-	1,434

4. List of Major Debtors

Name of the Entity	Line Code	Balance as of the end of the year	
		Total	Overdue for more than 3 months
1	2	3	4
PA	270	17,679	10,193
ary Unit 32152	271	45	-
ary Unit 45603	272	2,134	816
epartment of Information Resources of an Governmental Authorities	273	37,994	623
PO of the Ministry of Interior Affairs of a	274	2,633	-
ederal Security Service of Moscow and loscow Region	275	27,582	20,827
ary Unit 3472, Reutovo-3 143951	276	33,479	5,613
ings Operation Department of President of ussian Federation	277	30,718	26,752
ıtive Directorate of the FSTR of Russia	278	9,285	5,216
;y communications	279	34,125	14,505

3. DEPRECIABLE ASSETS

Indicator	Line Code	Balance as of the beginning of the year	Received (put into operation)	Put out of operation	Balance as of the end of the year
1	2	3	4	5	6
I. INTANGIBLE ASSETS					
Rights to intellectual (industrial) property	310	129,311	4,787	362	133,736
Including those arising from: - author's and other agreements for works of science, art, literary works and objects of adjacent rights, software, databases, etc.	311	129,311	4,787	362	133,736
- patents for inventions, industrial samples, collections, certificates for useful models, trade marks, service marks or license agreements for application thereof	312	-	29	-	29
- rights to know-how	313	-	-	-	-
Rights to use separate natural objects	320	-	-	-	-
Organizational expenses	330	-	-	-	-
Goodwill	340	-	-	-	-
Other	349	32,928	158	944	32,142
TOTAL (sum of lines 310 + 320 + 330 + 340 + 349)	**350**	**162,239**	**4,945**	**1,306**	**165,878**
II. FIXED ASSETS					
Land plots and natural objects	360	-	-	-	-
Buildings	361	3,831,823	136,352	6,626	3,961,549
Constructions	362	19,538,556	567,945	60	20,106,441
Plant and equipment	363	12,893,059	1,217,994	39,876	14,071,177
Vehicles	364	100,995	23,555	8,295	116,255
Tools, production and household implements	365	90,910	22,854	1,397	112,367
Working livestock	366	-	-	-	-
Productive livestock	367	-	-	-	-
Perennial plantations	368	481	26	-	507
Other fixed assets	369	627	-	46	581
Total (sum of lines 360 through	370	36,459,451	1,968,726	56,300	38,368,877

ı9)					
cluding: production	371	36,316,887	1,948	55,700	38,209,613
›n-production	372	139,564	20,230	250	159,264
[. Low-value and non-durable ›ms					
ƆTAL	380	-	-	-	-
cluding: stock	381	-	-	-	-
operation	382	-	-	-	-

4. FLOW OF LONG-TERM INVESTMENTS AND FINANCIAL INVESTMENTS

Indicator	Line code	Balance as of the beginning of the year	Accrued (created)	Applied	Balance as of the end of the year
1	2	3	4	5	6
ıal funds of the entity, ᴧL	410	-	1,956,681	1,956,681	-
ding: reciation of fixed assets	411	-	131,080	131,080	-
reciation of intangible assets	412	-	1,825,601	1,825,601	-
i[illegible]d income (accumulation	413	-	-	-	-
cted funds, TOTAL	420	-	392,103	39,210	-
ding: k loans	421	-	-	-	-
granted by other entities	422	-	172,519	172,519	-
ed construction	423	-	-	-	-
n the budget	424	-	7,240	7,240	-
n off-budget funds	425	-	-	-	-
r	426	-	212,344	212,344	-
ᴧL internal and attracted [illegible]m of lines 410 and 420)	430	-	2,348,784	2,348,784	-
REFERENCE: ruction in progress	440	1,490,843	2,135,971	1,722,100	1,904,714
tments in subsidiaries	450	720,225	18	-	720,243
tments in dependent anies	460	50,352	801	111	51,042

5. FINANCIAL INVESTMENTS

Indicator	Line Code	Long-Term		Short-Term	
		as of the beginning of the year	as of the end of the year	as of the beginning of the year	as of the end of the year
1	2	3	4	5	6

Interests and shares in other enterprises	510	783,598	783,909	-	-
Bonds and other securities	520	10,758	-	10	-
Loans granted	530	153,902	152,129	25,200	25,200
Other	540	-	-	96,249	100,740
FOR REFERENCE: bonds at the market value	550	-	-	-	-

6. EXPENSES INCURRED BY THE ENTITY

Expense Items	Line Code	For the accounting year	For the preceding year
1	2	3	4
Material expenses	610	1,281,046	869,328
Expenses for wages	620	1,469,056	937,047
Deductions for social purposes	630	518,722	358,402
Depreciation of fixed assets	640	1,824,137	1,133,422
Other expenses	650	1,110,679	798,183
TOTAL expenses	660	6,203,640	4,096,382
Including those credited to non-roduction accounts	670	(31)	5,931

7. SOCIAL INDICATORS

Indicator	Line Code	Due according to the calculation	Spent	Transferred to funds
eduction for social purposes: to the Social Insurance Fund	710	73,463	65,859	10,321
to the Pension Fund	720	417,259	-	389,087
to the Employment Fund	730	2,106	-	1,953
r medical insurance	740	53,641	-	49,750
verage number of employees			750	
ayments in cash and awards not related to production, performance of ork and rendering services			760	20,432
evenues on shares and contributions to the assets of the entity			770	20,398
			780	17,897

1. General Information.

Open Joint Stock Company "Moscow City Telephone Network".
Is registered at the following address: Building 3, 12 Petrovsky blvrd, Moscow, having 19 divisions and 3 branches.
Number of personnel as on December 31, 2001 – 20,578.
MGTS engages, pursuant to the Charter in the following principal business activities:
- rendering the services of telecommunications;
- assembling and supporting office switches and any other communications equipment;
- settling, on a contractual basis, mutual accounts for traffic with other operators;
- installing and servicing pay telephones on the licensed territory and collecting proceeds;
- rendering information services;
- manufacturing on a commercial basis technical facilities for the purposes of servicing the telephone network and repairing equipment;
- rendering transportation services;
  training, retraining and improving the skills of specialists and workers.

The Company also engages in the following business operations:
- printing;
- civil constructing;
- establishing food, retail and services outlets;
- retail sales of food-stuffs and non-food goods;
- providing recreation and sanitary services.

Board of Directors.

Members of the Board of directors Nominated by

1. Alexander P. Vronets	OAO MKNT and Co.
2. Alexander Y. Goncharuk	OAO MKNT and Co.
3. Vladimir P. Evtushenkov	OAO MKNT and Co.
3. Nail I.Ismailov	OAO Svyazinvest.
4. Vladimir S.Lagutin	OAO Svyazinvest
5. Alexander V.Lopatin	OAO Svyazinvest
	OAO MKNT and Co.
6. Yevgeny G.Novitsky	OAO MKNT and Co.
7. Semen V.Rabovsky	OAO MKNT and Co.
8. Irina M.Ragozina	OAO Svyazinvest
9. Georgy A.Romsky	OAO Svyazinvest
10. Vasily V.Sidorov	OAO MKNT and Co.
11. Valery N.Yashin	OAO Svyazinvest

2. Basic Accounting Principles

1. Basis of Presentation

The accounting report is prepared on the basis of the acting Russian Accounting Rules, in particular, the Federal Law "On Accounting" and the Regulation on Accounting and Reporting in the Russian Federation, approved by the Ministry of Finance of Russia.
Assets and liabilities are evaluated on the basis of the actual acquisition cost, with the exception of fixed assets, which are recorded with the account of revaluations.

2. Assets and Liabilities Denominated in Foreign Currency

Business transactions performed in foreign currencies are recorded using the official exchange rate of the CB RF ruling on the day of the transaction. Monetary assets and liabilities denominated in foreign currency are recorded at the CB RF official exchange rate at 31 December 2000 (USD 1 = RR 28.16).

Forex differences arising from transactions with assets and liabilities during the year and also from their restatement as at the reporting date are disclosed in the income statement.

3. Short-Term and Long-Term Assets and Liabilities

Assets (liabilities) are treated as short-term if their maturity does not exceed 12 months after the reporting date. All other assets and liabilities are reported as long-term assets and liabilities.

4. Intangible Assets

Intangible assets include software user rights. Depreciation is applied on a straight-line

basis over the estimated useful lives of the assets stated in relevant documents. Intangible assets are disclosed at cost less accumulated depreciation for the whole usage period.

5. Fixed Assets

As at 1 January 2000, the Company revalued machinery and equipment using the method of renewal and replacement cost. Increase and decrease in historical cost and accumulated depreciation are included in the added capital increase/decrease.

Depreciation of fixed assets is applied on a straight-line basis using the statutory depreciation rates.

The active portion of production fixed assets is amortised using the accelerated depreciation method with the acceleration factor amounting to 2.

6. Investment Securities

Investment securities are disclosed at the actual acquisition cost.

Proceeds and losses from disposal of investment securities are included in operational income and expenses in the income statement.

7. Debt Securities

Debt securities are disclosed at acquisition cost. The difference between acquisition and nominal cost is written of to income and expenses on a straight-line basis during the period of their circulation.

8. Inventories

Inventories are measured at the actual acquisition cost.

The company evaluates inventories at the date of release to production or other disposal at the actual acquisition cost in subdivisions that do not maintain automated inventory control. Separate subdivisions with automated inventory control evaluate inventories at the moment of release to production at average cost.

Cost of low-value and short-life items (tools, fittings and fixtures) is repaid through charging 100% depreciation at the date of commissioning.

Ready products include finished items and are disclosed at the actual production cost.

9. Work in Progress

Capital investments in progress are disclosed at the actual cost in the balance sheet.

10. Deferred Expenses

Costs incurred in the reporting year, but referring to future reporting periods (advance rental payments, insurance payments, etc.) are disclosed as deferred expenses and written off on a straight line basis for the specified purpose during the period in which they were incurred.

10. Buyer and Customer Receivables

Buyer and customer receivables are determined on the basis of prices specified in the agreements between the Company and the buyers (customers).

The Company creates loan loss provisions related to core activities on a quarterly basis and includes them in financial results. Loan loss provisions are created in respect of receivables when in the opinion of the Company administration the collection of these receivables is doubtful. Such receivables include legal entities' unsecured debt, which is overdue for more than 6 months. The provision is created in respect of each doubtful debt.

Bad receivables are written off from the balance sheet as they are recognised as such or upon expiry of the limitation period with the subsequent recording on off-balance sheet accounts

during 5 years.
Unclaimed receivables are included in financial results but are not accounted for in taxable base calculations.

12. Recognition of Income
Proceeds from seals of products are recognised on an accrual basis (dispatch of products or provision of services to the buyers) upon presentation of payment documents. These amounts are disclosed net of value-added tax and sales tax.

13. Added Capital
The added capital formation resource comprises fixed assets revaluations; cost of assets received on a gratis basis, share premium and the amount of financial resource, which secures capital investments' completion.
Prior to 1 January 2000, added capital had included cost of assets received by the Company on a gratis basis. Since 1 January 2000, in connection with changes in the acting accounting rules valuables received on a gratis basis are recognised as the Company's income.

14. Creation of Provisions
The Company does not create provisions for maintenance of fixed assets. Relevant costs are included in cost of products (work, services) of the current reporting period.
The Company does not create provisions against forthcoming expenses and payments.

15. Comparative Information
Comparative information in the 2000 reports is generated by way of adjusting final reports for 1999 with a view of bringing them in compliance with changes in the 2000 reporting forms. In particular, the comparative information was adjusted or supplemented on the basis of the following revised or new accounting regulations which became effective in 2000:

FAS 4/99 "Accounting Reports of the Organisation"
FAS 5/98 "Accounting for Inventories"
FAS 6/97 "Accounting for Fixed Assets"
FAS 9/99 "Revenues of the Organisation"
FAS 10/99 "Expenses of the Organisation"
FAS 11/2000 "Information about Affiliated Companies"
FAS 12/2000 "Segment Reporting".

The 2000 opening balance sheet comprises the results of fixed assets revaluation carried out by the Company as at 1 January 2000.

3. MAIN INDICATORS.

1. Company's stocks.

As on December 21, 2001Chapter Capital is fully paid and is compoused of :

Charter capital - 1,915,901,000 roubles;
Ordinary preference shares - 79,829,200 pcs,
Preference registered shares - 15,965,850 pcs,
Nominal value of one share - 20 roubles.

2. Subsidiary and Associated Companies.

Currently, AO MGTS is a founder of the enterprises which provide communication services in compliance with international standards based on new technologies with participation of foreign and Russian companies. Total investments in the Charter capital of companies with AO MGTS participation amounted to 787,909 thousand roubles at par as at 1 January, 2002.

The list of enterprises in which AO MGTS is a shareholder/participant is provided in Table 8.1. (as at 1 January 2001):

Table 8.1.

Participation of AO MGTS in Other Companies (as at 1 January 2001):

Company	Type of shares	Q-ty of shares	Nominal value (rbl.)	Nominal amount (rbl.)	Amount (rbl.), carrying amount	Participation, %
1. ZAO AMT	Ordinary registered	10	2,050	20,500	8,728,764	100
2. ZAO Petrodvor	Ordinary registered	282,118	1,000	282,118,000	711,496,583,5	100
3. ZAO Company MTU-inform	Ordinary registered	220	10	2,200	2,200	22
4. OAO MSS	Ordinary registered	23,500	10	235,000	293,750	23,5
	Preference registered	5,875	10	58,750		23,5
5. ZAO PTT-Teleport Moscow	Ordinary registered	9,650	1,8	17,370	57,816	51
6. ZAO SinS	Ordinary registered	190	320	60,800	60,800	19
7. ZAO RadioPage	Ordinary registered	400	100	40,000	40,000	40
8. ACB LINK-bank	Ordinary registered	135,300	10	1,353,000	1,353,000	20,82
9. ZAO Comstar	Ordinary registered	500	23,020	11,510,500	11,510,000	50
10. ZAO Golden Line	Ordinary registered	5,000,000	5	25,000,000	25,000,000	50
11. ZAO Telmos	Ordinary registered	6,148	2,000	12,296,000	12,296,000	40
12. OAO MS-Tel	Ordinary registered	500	100	50,000	50,000	50
13. ZAO Mediatel	Ordinary registered	43	10,000	430,000	430,000	35,83

3.Taxation

For the fiscal reasons the Company's Revenue is recognized when products are dispatched (or services are rendered) to buyers and relevant settlement documents are delivered.

9. Profit on Equity.

Base Profit on a Share reflects the part of the Company's annual profits allocated for the dividend payments to the owners of its ordinary shares. Its estimated as Profit on Equity divided by the number of Company's ordinary shares. Profit on Equity equils Net Profit of the reporting year excluding privileged shares' dividends (10% of Company's Net Profit).

10. Company's Bonds.

AO MGTS has immited 2 RUR bond issuance on the total sum of RUR 1,600 mln. Repayment of the 1st bond issuance is planned as on 4th quarter, 2003. Repayment of the 2nd bond issuance is planned as on 4th quarter, 2004. Bond interests are paid quarterly or semi annually. Due to the development of the national corporete bond market these liabilities are reported to be a long term.

7. Company's affilistes.

Main Shareholders:

1. Open Joint-Stock Company "Investment Communications Company" (OAO "Svyazinvest") – 28% of votes.

Share in the Charter capital of AO MGTS – 23.3 %.

2. Open Joint-Stock Company MKNT and Co. – 51.48% of votes.

The share of participation in issuer's Charter capital – 42.9%. List of the shareholders of OAO MKNT and Co. owning not less than 20% of the Charter capital of OAO MKHT and Co.

Open Type Joint-Stock company "Aktsionernaya Finansovaya Corporatia Sistema".

Share in the Charter capital of OAO MKNT and Co.: 99.85 %.

Director's Bonuses.

The total sum of bonuses paid by the Company to the members of its Board of Directors in 2001 reached RUR 2,914,000.

9.Information on the segments of Company's business.

Provided information is aimed to provide for the stakeholders relevant information which enables a better evaluation of Company's perspective, its risks and future profitability.

Company's commercial activity is concentrated in one region. 85% of Company's revenue is originated from its main activity – telecom services. Company's expences can not be allocated by Company's activities. Company acts in standard business conditions. Threfore Company's business segments can not be clearly indicated.

11. Events committed after the reporting date.

Loans repaid by the Company in 2002.

On April, 2002 Company has repaid CSFB loan.

Tarriffs.

From January 2002 Company has risen its monthly tarrifs for its household customers up to RUR 80.

Dividends.

The size of dividends for 2001 is going to be approved by the incoming general shareholders meeting on June 15, 2002. After its approved the relevent information is going to be presented in 2002 accounting reports.

11. Company's conditional Risks and Liabilities.

Russian economy is still characterised as developing market. Economic stability is highly dependent on the effectiveness of the economic measures implementied by the Government as well as simultaneouis development of national legislative and political systems.

Issued guarantees

Creditor	Debtor	Amount (RUR'000)
AKB "MBRR	ZAO Golden Line	102,445
	ZAO PTT Teleport	175,620
	ZAO PTT Teleport	66,010
EDC	ZAO Golden Line	57,540
Vneshtorgbank	ZAO "Komstar"	597,433
Vneshtorgbank	ZAO RTK Leasing	121,056
TOTAL		1,120,104

Company's management does not expect ane direct liabilities to arise from the garantees shown above.

Company's assets pledged to garentee its liabilities. (As on December 31, 2001)

Creditor	**Debtor**	**Pledge value (RUR'000)**
VTB	**OAO MGTS**	**175,605**
VTB	**OAO MGTS**	**258,058**
VTB	**OAO MGTS**	**117,501**
AKB "MBRR	**OAO MGTS**	**198,299**
AKB "MBRR"	**OAO MGTS**	**146,272**
AKB Sberbank	**OAO MGTS**	**645,252**
AKB Sberbank	**OAO MGTS**	**3,768,205**
AKB Sberbank	**OAO MGTS**	**227,744**
AKB Sberbank	**OAO MGTS**	**449,469**
AKB Sberbank	**OAO MGTS**	**170,538**
TOTAL		**6,051,843**

On April, 2002 Company has partially (less RUR 842 mln.) cleared its assets from the pledge.

11. Net Assets Valuation.

	Indicators	On the beginning of the year	On the end of the year
	ASSETS		
1	Intangible assets	134 367	115 775
2	Fixed assets	16 567264	16 968 015
3	Construction in progress	1 490 842	1 961 228
4	Long-term financial investments	948 258	936 038
5	Other Fixed assets	0	0
6	Stocks, including:	292 841	446 446
7	VAT on acquired valu-ables	35 760	231 495
8	Accounts receivable, including:	972 553	1 178 431
9	Short-term financial investments	121 459	125 940
10	Cash	399 939	359 656
11	Other working assets	0	0
12	TOTAL ASSETS	20 963 283	22 073 024
	LIABILITIES		
13	Targeted Finance	0	0
14	Attracted funds	4 847 173	5 003 204
15	Accounts paiable	1 300 200	1 352 445
16	Dividends	108	1 318
17	Reserves for deferred exspences	0	0
18	Other Liabilities	301 867	309 147
19	TOTAL LIABILITIES	6 147 489	6 666 114
20	AMMOUNT OF NET ASSETS	9 14 815 794	15 406 910

13. Credits and loans

In March 2001Company has repaid its Euro Bond Liabilities in the summ of RUR 3,084,942,000.

In 2001 Company has recieved following credits: (RUE'000)

Creditor	*Number of contract*	*Ammount of credit*	***Interest rate***	*Repaiment date*
1	2	3	4	5
Sber bank		**2,295,829**		
	425/2538-2	212,000	22%	17.02.2003

UNOFFICIAL TRANSLATION

	425/2551-3	2,083,829	22%	03.03.2003
Vneshtorgbank		**352,882**		
	576	135,000	23%	02.02.2003
	621	86,812	12%	04.05.2003
	562	87,420 43,650	12%	20.12.2002
TOTAL:		**2,648,711**		

Long term Bank Credits Dinamics in 2001: (RUR'000.)

Кредитор	Total ammount of liabilities		Interests paid/Credit funds recieved	Body of credit and interests paid in 2001	Ammount of liabilities lift to pay
CSFB	Body of credit	374,246	315,942	690,188	-
	Interest rate	982	53,128	54,110	-
GUTA Bank	Body of credit	276,390	18,253	131,305	163,338
	Interest rate	-	34,810	34,810	-
Vneshtorgbank	Body of credit	-	359,230	136,140	223,090
	Interest rate	-	30,643	30,643	-
Sberbank of Russian Federation	Body of credit	-	2,195,829	-	2,195,829
	Interest rate	-	13,897	13,897	-
CITY Bank	Body of credit	-	284,557	95,178	189,379
	Interest rate	-	1,342	1,317	25
Total Body of credits		**650,636**	**3,173,811**	**1,052,811**	**2,771,636**
Total interest rate		**982**	**133,820**	**134,777**	**25**
Total long credit liabilities		**651,618**	**3,307,631**	**1,187,588**	**2,771,661**

Short term Bank Credits Dinamics in 2001: (RUR'000.)

Кредитор	Total ammount of liabilities		Interests paid/Credit funds recieved	Body of credit and interests paid in 2001	Ammount of liabilities lift to pay
Sberbank	Body of credit	211,973	2,575,829	2,787,802	-
	Interest rate	1,268	451,038	452,306	-
GUTA Bank	Body of credit	14,486	819,923	834,409	-
	Interest rate	-	1,428	1,428	-
MBRR	Body of credit	-	610,066	474,436	135,630
	Interest rate	-	19,773	19,773	-
Salomon Brothers	Body of credit	3,033,395	60,323	3,093,718	-
	Interest rate	106,380	86,992	193,372	-
ING Bank	Body of credit	178,009	3,098	181,107	-
	Interest rate	5,449	2,579	8,028	-
Vneshtorg bank	Body of credit	-	135,885	255	135,630
	Interest rate	-	8,402	7,952	450
CSFB	Body of credit	-	391,660	298,528	93,132
	Interest rate	-	27,343	26,766	577

Total Body of credits	3,437,863	4,596,784	7,670,255	364,392
Total interest rate	113,097	597,555	709,625	1,027
Total long credit liabilities	3,550,960	5,194,339	8,379,880	365,419

Company's Liabiliyies Dinamics in 2001: (RUR'000.)

Кредитор		Total ammount of liabilities	Interests paid/Credit funds recieved	Body of credit and interests paid in 2001	Ammount of liabilities lift to pay
Long Term Bond Issues					
1st Bond Issuance	Body of credit	-	600,000	-	600,000
	Interest rate	-	-	-	-
2nd Bond Issuance	Body of credit	-	1,000,000	-	1,000,000
	Interest rate	-	-	-	
Total Body of credits		-	1,600,000	-	1,600,000
Total interest rate		-	-	-	-
Total long credit liabilities		-	1,600,000	-	1,600,000

Кредитор		Total ammount of liabilities	Interests paid/Credit funds recieved	Body of credit and interests paid in 2001	Ammount of liabilities lift to pay
Short term Credits					
Link Bank.contract №7572 from 04.01.01	Body of credit	-	3,100	3,100	-
	Interest rate	-	-	-	-
MBRR contract.KB-208/00/7537 from 26.12.00	Body of credit	22,000	-	22,000	-
	Interest rate	-	-	-	-
MBRR contract.KB-308/01 from 05.07.01	Body of credit	-	18,000	18,000	-
	Interest rate	-	47	47	-
MBRR contract №KB-230/01 from 23.03.01	Body of credit	-	29,000	29,000	-
	Interest rate	-	114	114	-
MBRR contract KB-233/01 from 02.04.01	Body of credit	-	11,000	11,000	-
	Interest rate	-	22	22	-
MBRR contract KB-245/01 from 06.06.01	Body of credit	-	18,000	18,000	-
	Interest rate	-	41	41	-
ZAO AMT 7873 from 26.02.01	Body of credit	-	290,000	290,000	-
	Interest rate	-	-		-
ZAO 7877 from 26.02.01	Body of credit	-	290,000	290,000	-
	Interest rate	-	-	-	-
ZAO contract .01 from 13.03.01	Body of credit	-	59,770	59,770	-
	Interest rate	-	-	-	-
ZAO Konstar 7879 от 26.02.01	Body of credit	-	580,000	580,000	-
	Interest rate	-	-	-	-
ZAO MTY Intel	Body of credit	-	206,295	206,295	-

	Interest rate	-	6,130	6,130	-
ZAO Finexport-M. 09-08/ from 15.08.01	Body of credit	-	178,974	178,974	-
	Interest rate	-	-	-	-
OOO ROSNO 317201 / 03-04 from 20.03.01	Body of credit	-	18,000	18,000	-
	Interest rate	-	93	93	-
MBRR contract KB-245/01 from 06.06.01	основной долг	-	27,000	-	27,000
	%	-	-	-	
Total Body of credits		**22,000**	**1,729,139**	**1,724,139**	**27,000**
Total interest rate		-	**6,447**	**6,447**	-
Total long credit liabilities		**22,000**	**1,735,586**	**1,730,586**	**27,000**

Conclusion Of An Accounting Company (An Auditor) On The Financial Statements

For The Year Ended December 31, 2001

By ZAO Deloit and Touche, incorporated in Russian Federation at the following address: Building 2, 16 Tverskays Street, Moscow, Russia 103009

Tel: +7 (095) 933 73 00

Statutory audit licence № 004509 is issued on March 13, 2000 according to the decision № 39 of Ministry of Finance of Russian Federation from February 8, 2000 and has its validity period of three years.

To the shareholders of the Open Joint-Stock Company "Moscow Local Telephone Network":

1 We have audited the accompanying 2001 statutory accounting reports of the Open Joint-Stock Company "Moscow Local Telephone Network" (hereinafter – the Company) including Company's Balance Sheet as for December 31, 2001, its Profit and Loss Report, Income Statement Report, Cash Flow Report for Year 2001. These statutory accounting reports were prepared by the management of the Company in accordance with the Federal Law № 129- FZ from November 21, 1996 "On Accounting".

2 Preparation of the statutory accounting reports is the responsibility of the management of the Company. Our responsibility as is to express an opinion on the trustworthiness in all material aspects of these statutory accounting reports based on our audit.

3 We conducted our statutory audit in accordance with The Federal Law №119 – FZ dated August 7, 2001 "On the Audit Activity" The statutory audit was conducted to obtain reasonable assurance about whether the statutory accounting reports are free of material misstatement. The audit included examining, on a test basis, evidence supporting the amounts and disclosures in the statutory accounting reports. We believe that our statutory audit provides a reasonable basis for our opinion of the trustworthiness of the given accounting reports.

4 In our opinion, the accompanying audited statutory accounting reports are trustworthy, i.e. prepared so as to present in all material aspects the Company's assets and liabilities as at 31 December 2001 and the financial results of its operations for 2001 in compliance with the Federal Law "On Accounting".

Closed Joint-Stock Company
Deloit and Touche 29 April 2002

OAO "Moscow City Telephone Network"

Independent Auditor's Report

Financial Statements for 2002

(Unofficial Translation)

INDEPENDENT AUDITOR: ZAO "DELOITTE & TOUCHE CIS"

Registered office: Business Center "Mokhovaya", 4/7 Vozdvizhenka St., Bldg. 2, Moscow, 125009, Russia.

Location: Business Center "Mokhovaya", 4/7 Vozdvizhenka St., Bldg. 2, Moscow, 125009, Russia.

Tel.: +7 (095) 787 0600.

Audit license No. E 002417 issued on November 6, 2002 by resolution of the Ministry of Finance of the Russian Federation for five years.

State registration certificate of Closed Joint-Stock Company "Deloitte & Touche CIS" No. 1027700425444 issued by Moscow Interdistrict Inspectorate of the Ministry of Taxes and Duties No. 39 on November 13, 2002.

Ruble account No. 40702810500700961028 in ZAO "KB CITIBANK", correspondent account No. 30101810300000000202, BIC 044525202.

AUDITED ENTITY: OAO "MOSCOW CITY TELEPHONE NETWORK"

Registered office: 12 Petrovsky Boulevard, Bldg. 3, Moscow, 103051, Russia.

Location: 12 Petrovsky Boulevard, Bldg. 3, Moscow, 103051, Russia.

State registration certificate of Open Joint-Stock Company "Moscow City Telephone Network" No. 1027739285265 issued by Moscow Interdistrict Inspectorate of the Ministry of Taxes and Duties No. 39 on September 30, 2002.

Licenses and permits for various types of activity provided by OAO "Moscow City Telephone Network":

- License for electric communication services No. 3888 issued by the Ministry of Communications of the Russian Federation on August 16, 1996, expires on January 1, 2004;
- License for long-distance and international communications services No. 10314 issued by the State Committee of the Russian Federation for Communications and Information on July 10, 1998, expires on July 10, 2003;
- Permit to use the name "Moscow" and groups of words containing its derivatives in the entity name, its seal, letterheads, advertisements, series IM No. 000489, issued by the Interdepartmental Committee of the Moscow Government for the Issue of Permits to Use Moscow Symbolism on February 4, 1999 for an unlimited period;
- License to carry out medical activities series MDKZ No. 13446/4905 issued by the Healthcare Committee of the Moscow Government on May 16, 2001, expires on May 16, 2004;
- License to carry out medical activities No. 1763/2002 issued by the Administration for Accreditation and Licensing of Medical Activities under the Ministry of Health of the Moscow Region on April 15, 2002, valid from March 26, 2002 to March 26, 2007;
- License to perform types of work specified in List No. 1 No. MSL 053005-I issued by the Moscow Center for Licensing of Construction Activities on July 24, 2000, expires on July 24, 2003;
- License to design buildings and structures (I and II level of responsibility) in accordance with State Standard No. GS-1-99-02-21-0-7710016640-001602-1 issued by the State Committee of the Russian Federation for Construction and Housing and Public Services on June 7, 2002, expires on June 7, 2007;

- License to construct buildings and structures (I and II level of responsibility) in accordance with State Standard No. GS-1-99-02-27-0-7710016640-003367-1 issued by the State Committee of the Russian Federation for Construction and Housing and Public Services on December 19, 2002, expires on December 19, 2007;
- License to design buildings and structures (I and II level of responsibility) in accordance with State Standard No. GS-1-99-02-21-0-7710016640-000864-1 issued by the State Committee of the Russian Federation for Construction and Housing and Public Services on March 15, 2002, expires on March 15, 2007;
- License for generation, transmission, and distribution of electric and thermal power No. 2901-Ts issued by the Regional Administration "Centrgosenergonadzor" of Glavgosenergonadzor of the Ministry of Fuel and Energy of the Russian Federation on May 2000, expires on May 15, 2003;
- License for installation, adjustment, and repair of power facilities, electric power equipment, thermal power equipment, and energy installations of users No. 2902-Ts issued by the Regional Administration "Centrgosenergonadzor" of Glavgosenergonadzor of the Ministry of Fuel and Energy of the Russian Federation on May 2000, expires on May 15, 2003;
- License for publishing activities, series LP No. 020797, issued by the State Committee of the Russian Federation for Press on July 22, 1998, expires on July 22, 2003;
- License for printing production, series PD No. 00011, issued by the Ministry of the Russian Federation for Press, Television and Radio Broadcast and Mass Media on August 24, 1999, expires on August 24, 2004;
- License for sale of alcoholic beverages issued by the Moscow Licensing Chamber of the Moscow Government on June 18, 2002, expires on June 18, 2005;
- Permit to conduct training in the area of occupational safety and test the relevant expertise of managers and specialists of electric communications and wireless communications companies and organizations No. UUOT-08/91 issued by the Labor and Employment Committee of the Moscow Government on July 16, 2001, expires on July 16, 2004;
- License for transportation of hazardous freight No. POS-77-066624 issued by the Moscow Transportation Inspectorate on June 19, 2001 expires on June 19, 2004;
- License for transportation of freight other than hazardous freight No. GSS-77-065977 issued by the Moscow Transportation Inspectorate on August 4, 2001, valid through August 3, 2004;
- License for passenger transportation No. AOS-77-066710 issued by the Moscow Transportation Inspectorate on June 21, 2001, valid through June 20, 2004;
- License for operation and maintenance of filling stations, series TIAZ № 071525, issued by the Moscow Transportation Inspectorate on November 19, 2001, valid through November 18, 2004;
- License for operation and maintenance of filling stations (2 petrol pumps, up to 25 tons), series TIAZ № 071525/001, issued by the Moscow Transportation Inspectorate on November 19, 2001, valid through November 18, 2004;
- License to carry out activities related to conservation work (services), series LMKP No. 000453, issued by the Licensing Committee of the Moscow Nature Conservation Committee of the Moscow Government on February 28, 2001, expires on February 28, 2004;
- License to carry out activities related to conservation work (services), series LMKP No. 000453/001, issued by the Licensing Committee of the Moscow Nature Conservation Committee of the Moscow Government on February 28, 2001, expires on February 28, 2004;
- License to carry out activities related to conservation work (services), series LMKP No. 000453/002, issued by the Licensing Committee of the Moscow Nature Conservation Committee of the Moscow Government on February 28, 2001, expires on February 28, 2004;
- License to carry out activities related to conservation work (services), series LMKP No. 000453/003, issued by the Licensing Committee of the Moscow Nature Conservation Committee of the Moscow Government on February 28, 2001, expires on February 28, 2004;
- License to carry out activities related to conservation work (services), series LMKP No. 000453/004, issued by the Licensing Committee of the Moscow Nature Conservation Committee of the Moscow Government on February 28, 2001, expires on February 28, 2004;

- License to carry out activities related to conservation work (services), series LMKP No. 000453/005, issued by the Licensing Committee of the Moscow Nature Conservation Committee of the Moscow Government on February 28, 2001, expires on February 28, 2004;
- License to apply mark of conformity GOST R (State Standard of Russia) No. U 00226 issued by the Federal Unitary Enterprise "State Research Institute of Automobile Transport" on April 21, 2000, valid through April 20, 2003;
- License for operation of lifting structures No. 42EK-001812 issued by the Federal Mining and Industry Inspection of Russia on April 5, 2000, expires on April 5, 2003.
- License for operation of lifting structures No. 42EK-003646 issued by the Federal Mining and Industry Inspection of Russia on March 19, 2001, expires on March 19, 2003;
- License for application of mark of conformity of certification system GOST R No. UO73.U01439 issued by the Non-State Not-For-Profit Educational Institution "Scientific Center for Training Methodologies "MAK" on January 21, 2002, expires on July 30, 2004;
- License for application of mark of conformity of certification system GOST R No. UO73.U01398 issued by the Non-State Not-For-Profit Educational Institution "Scientific Center for Training Methodologies "MAK" on December 24, 2001, expires on December 23, 2004;
- License for operation of pressure vessels No. 42EK002652 issued by the Federal Mining and Industry Inspection of Russia on September 11, 2000, expires on September 11, 2003;
- License for organization of additional professional education (courses) No. SLOD 00577 issued by the Moscow Committee for Education on April 22, 2000, expires on April 22, 2003;
- License for design of engineering networks and systems No. MSL 047863 issued by the State Institution "Mosstroylitsenzia" on January 21, 2000, expires on January 21, 2003;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/001, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/002, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/003, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/004, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/005, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/006, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/007, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/008, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/009, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;

- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/010, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/011, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/012, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/013, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/014, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/015, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/016, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/017, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/018, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/019, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of engineering infrastructure in cities and other populated areas, series MZHIL No. 011854/020, issued by the Moscow Licensing Chamber of the Moscow Government on April 30, 2001, expires on April 30, 2004;
- License for operation of boiler inspection objects No. 42EK002652 issued by the Federal Mining and Industry Inspection of Russia on September 11, 2000, expires on September 11, 2003.
- License for the use of subsoil assets, series MSK No. 09356, issued by the Natural Resources Department for the Central Region, Ministry of Natural Resources of the Russian Federation, on June 21, 2002, valid from May 1, 2002 to May 1, 2012;
- License for discharge of domestic and storm sewage No. MSK 00704 issued by the Main Department for Natural Resources and Environmental Protection of the Ministry of Natural Resources of the Russian Federation for the Moscow Region on December 25, 2002, expires on September 30, 2010;
- License to perform work involving the use of classified information No. 268 issued by the Department for the Moscow City and the Moscow Region of the Federal Security Service of Russia on July 26, 1996, expires on July 26, 1999. The license is extended until August 12, 2004;
- License to perform actions and/or render services in the area of state secret protection No. 269 issued by the Department for the Moscow City and the Moscow Region of the Federal Security Service of Russia on July 26, 1996, expires on July 26, 1999. The license is extended until August 12, 2004;
- License to perform activities in the area of information protection No 153 issued by the State Technical Commission under the President of the Russian Federation on March 4, 2002, expires on March 4, 2005;

- License to ensure data protection and design data protection means No. LF/07-1409 issued by the Federal Agency for Government Communications and Information under the President of the Russian Federation on November 3, 2000, expires on November 3, 2003;
- License to produce means of data protection No. LF/07-1410 issued by the Federal Agency for Government Communications and Information under the President of the Russian Federation on November 3, 2000, expires on November 3, 2003;
- License to carry out technical support of means of encryption No. LF/07-1411 issued by the Federal Agency for Government Communications and Information under the President of the Russian Federation on November 3, 2000, expires on November 3, 2003;
- License for distribution of means of encryption No. LF/07-1412 issued by the Federal Agency for Government Communications and Information under the President of the Russian Federation on November 3, 2000, expires on November 3, 2003;
- License to provide services in encrypting data, which do not contain classified information, in the public telephone network of the open joint-stock company "Moscow City Telephone Network" No. LF/07-1413 issued by the Federal Agency for Government Communications and Information under the President of the Russian Federation on November 3, 2000, expires on November 3, 2003.

INDEPENDENT AUDITORS' REPORT

To the shareholders of OAO "Moscow City Telephone Network"

We have audited the accompanying financial statements of OAO "Moscow City Telephone Network" (the «Company») for the year ended December 31, 2002. The Company's financial statements comprise:

- Balance Sheet – Form No. 1 as of December 31, 2002;
- Income Statement – Form No. 2 for 2002;
- Statement of Changes in Equity – Form No. 3 for 2002;
- Statement of Cash Flows – Form No. 4 for 2002;
- Appendix to Balance Sheet – Form No. 5 for 2002;
- Notes to Financial Statements for 2002.

These financial statements are the responsibility of the Company's Board. Our responsibility is to express our opinion, based on the results of our audit, on whether these statements are reliable in all material respects and whether the accounting procedures are in compliance with legislation of the Russian Federation.

We conducted our audit in accordance with the Federal Law of the Russian Federation No. 119-FZ dated August 7, 2001 "On auditing activities"; federal rules (standards) of auditing approved by Resolution of the Russian Government No. 696 dated September 23, 2002, effective rules (standards) of auditing approved by the Commission on Auditing Activity under the Russian President and our internal standards.

The audit was planned and performed to obtain reasonable assurance that the financial statements are free of material misstatements. The audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion regarding the reliability in all material respects of the accompanying financial statements and compliance of the accounting procedures with the legislation of the Russian Federation.

In our opinion, the financial statements of OAO "Moscow City Telephone Network" present fairly, in all material respects, its financial position as of December 31, 2002, and the results of its operations for the year ended December 31, 2002, in accordance with the Federal Law of the Russian Federation No. 129-FZ dated November 21, 1996 "On Accounting".

General Director — Dan Collinson Koch

Date — 29 April 2003

Auditor — Mikhail V. Raikhman

Certificate to perform general audit No. 002598 issued on January 31, 2003 for an unlimited period

ZAO "Deloitte & Touche CIS"

BALANCE SHEET
as of 31 December 2002

			CODES
		Form No. 1 OKUD	0710001
		Date (year, months, day)	2002/12/31
Company	OAO "Moscow City Telephone Network"	OKPO	4856548
Taxpayer's identification number	7710016640	INN	7710016640
Industry (type of activity)	Communication services	OKDP	6420000
Legal status/form of ownership	Open joint stock company	OKOPF/	47/16
Units of measurement	thousands rubles	OKFS	
Address	12 Petrovsky blvd., bld. 3, 101999 K-51, GSP-9, Moscow, 103804	OKEI	384/385
		Date of approval	

ASSETS	Line code	Opening balance	Closing balance
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets	110	115,775	94,013
including: patents, licenses, trademarks, other equivalent rights and assets	111	115,775	94,013
set-up costs	112	-	-
goodwill	113	-	-
Fixed assets	120	16,703,226	17,687,061
including: land and mineral ores	121	-	-
buildings, machines and equipment	122	9,699,451	9,865,511
other fixed assets	123	7,003,775	7,821,550
Construction in progress	130	1,961,228	1,460,884
Assets leased (as lessor)	135	-	-
including: capital lease	136	-	-
operating lease	137	-	-
Long term financial investments	140	936,038	913,103
including: investments in subsidiaries	141	720,243	722,416
investments in affiliates	142	51,042	28,737
other investments	143	12,624	117,296
loans receivable maturing after 12 months	144	152,129	44,654
other long term financial investments	145	-	-
Other non-current assets	150	-	-
Total Section I	**190**	**19,716,267**	**20,155,061**

ASSETS	Line code	Opening balance	Closing balance
1	2	3	4
II. CURRENT ASSETS			
Inventories	210	461,235	670,447
including:			
raw materials and their equivalents	211	331,880	341,143
live stock	212	-	-
work in progress	213	11,951	6,924
finished goods and goods for re-sale	214	1,584	2,657
goods shipped	215	1,434	9
prepaid expenses	216	134,386	319,714
other inventories	217	-	-
Value Added Tax reimbursable	220	231,495	374,595
Receivables maturing after 12 months	230	84,051	151,620
including:			
trade receivables	231	-	-
notes receivable	232	-	-
intercompany receivables	233	-	-
advances paid to suppliers	234	-	-
other debtors	235	84,051	151,620
Receivables maturing within 12 months	240	1,094,380	1,059,377
including:			
trade receivables	241	636,979	651,113
notes receivable	242	-	-
intercompany receivables	243	123,181	139,504
receivables from shareholders	244	-	-
advances paid to suppliers	245	228,275	178,334
other debtors	246	105,945	90,426
Short-term investments	250	125,940	417,507
including:			
loans receivable maturing within 12 months	251	-	304,815
treasury stock	252	-	-
other short term investments	253	125,940	112,692
Cash and cash equivalents	260	359,656	749,605
including:			
petty cash	261	347	173
cash in bank - rubles	262	344,314	701,375
cash in bank - currency	263	13,806	4,039
cash equivalents	264	1,189	44,018
Other current assets	270	-	-
Total Section II	**290**	**2,356,757**	**3,423,151**
TOTAL ASSETS (lines 190+290)	**300**	**22,073,024**	**23,578,212**

EQUITY AND LIABILITIES	Line code	Opening balance	Closing balance
1	2	3	4
III. EQUITY			
Share capital	410	1,915,901	3,831,802
Additional paid in capital	420	13,851,921	11,935,938
Reserve capital	430	-	-
including:			
reserves created per legislation requirements	431	-	-
reserves created per charter	432	-	-
Social sphere fund	440	-	-
Grants and direct financing	450	-	-
Retained earnings	460	366,433	-
Accumulated deficit	465	(1,304,585)	(1,029,072)
Income of current year	470	X	1,126,418
Loss of current year	475	X	-
Total Section III	**490**	**14,829,670**	**15,865,086**
IV. LONG TERM LIABILITIES			
Long-term loans	510	4,371,661	2,350,857
including:			
bank loans maturing after 12 months	511	2,771,661	1,350,857
non-bank loans maturing after 12 months	512	1,600,000	1,000,000
Other long term liabilities	520	309,147	341,552
Total Section IV	**590**	**4,680,808**	**2,692,409**
V. CURRENT LIABILITIES			
Short-term loans	610	631,543	2,637,156
including:			
bank loans falling due within 12 month	611	555,225	1,887,929
non-bank loans maturing within 12 month	612	76,318	749,227
Current payables	620	1,352,445	1,261,592
including:			
trade payables	621	637,555	443,506
notes payable	622	-	-
payables to subsidiaries and affiliates	623	83,045	85,010
accrued wages and salaries	624	79,089	78,042
social insurance payable	625	32,197	44,957
taxes payable	626	160,963	102,099
advances received	627	303,388	468,538
other creditors	628	56,208	39,440
Dividends payable	630	1,318	464
Deferred revenues	640	577,240	1,121,505
Accrued expenses	650	-	-
Other short term liabilities	660	-	-
Total Section V	**690**	**2,562,546**	**5,020,717**
TOTAL EQUITY AND LIABILITIES (lines 490+590+690)	**700**	**22,073,024**	**23,578,212**

OFF-BALANCE SHEET ACCOUNTS

Description	Line code	Opening balance	Closing balance
1	2	3	4
Assets leased, as lessee:	910	517,870	802,812
including capital lease agreements	911	228,989	514,839
Assets accepted for storage	920	458	159
Consignment goods received	930	-	-
Bad debts written off	940	29,546	39,988
Collateral received	950	-	-
Collateral issued	960	1,120,104	502,784
Depreciation of dwelling premises	970	3,669	3,790
Depreciation of non-productive facilities	980	207	269
Blank document forms	990	206	4,797
Assets leased, as lessor:	991	5,475	2,439
Depreciation of fixed assets received free of charge	992	38,200	54,138

STATEMENT OF PROFIT AND LOSS
for the year 2002

			CODES
		Form No. 2 OKUD	710002
		Date (year, months, day)	2002/12/31
Company	OAO "Moscow City Telephone Network"	OKPO	4856548
Taxpayer's identification number	7710016640	INN	7710016640
Industry (type of activity)	Communication services	OKDP	6420000
Legal status/form of ownership	Open joint stock company	OKOPF/ OKFS	47/16
Units of measurement	thousands rubles	OKEI	384/385

Description	Line code	Current year	Prior year
1	2	3	4
I. REVENUES AND OPERATING COSTS			
Gross revenue from sales of goods and services (less VAT, excises and equivalent payments)	010	10,101,968	7,937,492
including:			
communication services	011	8,946,538	6,650,907
retail sales	012	4,822	3,630
social sphere services	013	19,430	15,227
intermediary services	014	3,004	3,163
other	015	1,128,174	1,264,565
Cost of sales	020	(6,202,616)	(5,105,119)
including:			
communication services	021	(5,690,591)	(4,295,370)
retail sales	022	(3,848)	(3,332)
social sphere services	023	(51,464)	(41,005)
intermediary services	024	(2,844)	(1,982)
other	025	(453,869)	(763,430)
Gross profit	029	3,899,352	2,832,373
Selling expenses	030	(48,626)	(85,710)
General & administrative expenses	040	(1,242,915)	(891,589)
Profit (loss) on sales (lines 010-020-030-040)	050	2,607,811	1,855,074
II. OTHER OPERATING INCOME AND EXPENSES			
Interest income	060	28,253	12,691
Interest expenses	070	(830,674)	(784,640)
Investment income	080	61,127	49,184
Other operating income	090	711,326	444,428
Other operating expenses	100	(1,138,943)	(746,498)
III. NON-OPERATING GAINS AND LOSSES			
Non-operating gains	120	134,348	91,338
Non-operating losses	130	(296,793)	(414,627)
Income (loss) before tax (lines (050 + 060 - 070 + 080 + 090 - 100 + 120 - 130))	140	1,276,455	506,950
Provision for income tax and other equivalent payments	150	(145,761)	(140,744)
Income (loss) from ordinary activities	160	1,130,694	366,206

IV. EXTRAORDINARY GAINS AND LOSSES			
Extraordinary gains	170	6,059	2,871
Extraordinary losses	180	(10,335)	(2,644)
Net income (loss) (lines (160 + 170 - 180))	190	1,126,418	366,433
ADDITIONAL INFORMATION Dividend* per share:			
on preferred shares	201	-	-
on common shares	202	-	-
Expected dividend per share for the next year*:			
on preferred shares	203	-	-
on common shares	204	-	-

* To be filled in in the annual report

BREAKDOWN OF NON-OPERATING GAINS AND LOSSES

Description	Line code	Current year		Prior year	
		gains	losses	gains	losses
1	2	3	4	5	6
Fines and penalties recognized by court or debtor	210	1,638	(202)	9	(36)
Prior years' adjustments	220	15,811	(19,868)	1,456	(16,418)
Reimbursement of losses caused by default on or by improper fulfillment of obligations	230	6,871	(26)	2,595	(236)
Foreign currency exchange gains and losses	240	29,232	(183,421)	48,796	(171,944)
Inventory obsolescence	250	X	-	X	-
Bad debts' write-off	260	1,393	(11,263)	951	(2,480)
Other	270	79,403	(82,013)	37,531	(223,513)

STATEMENT OF CHANGES IN EQUITY
for the year 2002

	CODES
Form No. 3 according to	0710003

UNOFFICIAL TRANSLATION

OKUD	
Date (year, month, day)	12/31/2002
OKPO	04856548
INN	7710016640
OKDP	6420000
OKOPF/OKFS	47/16
OKEI	384/385

Company: OAO "Moscow City Telephone Network"
Taxpayer's identification number: 7710016640
Industry (type of activity): Communication services
Legal status/form of ownership: Open joint-stock company
Units of measurement: thousands rubles

Description	Line code	Opening balance	Received during the year	Used during the year	Closing balance
1	2	3	4	5	6
I. EQUITY					
Share capital	010	1,915,901	1,915,901	-	3,831,802
Additional paid in capital	020	13,851,921	-	(1,915,983)	11,935,938
including revaluation surplus	021	11,894,366	-	(1,915,901)	9,978,465
Reserve capital	030	-	18,322	(18,322)	-
	040	-	-	-	-
Retained earnings	050	(938,152)	1,401,931	(366,433)	97,346
including: retained earnings	051	366,433	-	(366,433)	-
accumulated deficit	052	(1,304,585)	275,513	-	(1,029,072)
net income of current year	053	-	1,126,418	-	1,126,418
	054	-	-	-	-
	055	-	-	-	-
Social sphere fund	060	-	-	-	-
Direct financing and receipts	070	-	-	-	-
including: budgetary financing	071	-	-	-	-
	072	-	-	-	-
	073	-	-	-	-
Total Section I	**079**	14,829,670	3,336,154	(2,300,738)	15,865,086
II. ACCRUED EXPENSES	080	-	-	-	-
including: vacation accrual	081	-	-	-	-
provision for fixed assets repair	082	-	-	-	-
insurance provision	083	-	-	-	-
provision for annual compensation	084	-	-	-	-
other (to be specified)	085	-	-	-	-
	086	-	-	-	-
Total Section II	**089**	-	-	-	-
III. PROVISIONS	090	33,981	45,174	(53,124)	26,031
including: bad debt provision	091	33,981	45,174	(53,124)	26,031
securities devaluation provision	092	-	-	-	-
Total Section III	**099**	33,981	45,174	(53,124)	26,031

Name of an indicator	Line code	Current year	Prior year
1	2	3	4

IV. CHANGES IN EQUITY*			
Opening balance	100	14,829,670	14,595,617
Increase in capital:	110	1,126,418	366,433
including due to: share issuance	111	-	-
assets' revaluation	112	-	-
donated assets	113	-	-
reorganization (mergers, acquisitions)	114	-	-
gains charged directly to equity	115	1,126,418	366,433
Decrease in capital:	120	(91,002)	(132,380)
including due to: decrease of par value of shares	121	-	-
decrease of number of shares	122	-	-
reorganization (splits, spin-offs)	123	-	-
losses charged directly to equity	124	(91,002)	(132,380)
Closing balance	130	15,865,086	14,829,670

SUPPLEMENTARY INFORMATION

Description	Line code	Opening balance		Closing balance	
1	2	3		4	
1) Net assets	150	15,406,910		16,986,591	
		Budgetary		Non-budgetary	
		current year	prior year	current year	prior year
		3	4	5	6
2) Financing received:					
current operations	160	92	-	-	-
including: financing for privileged categories of individuals	161	-	-	-	-
financing for support of social sphere	162	-	-	-	-
other (to be specified)	163	92	-	-	-
Financing received for purchase of non-current assets	170	-	7,240	75	-
including: construction projects	171	-	7,240	-	-
purchase of equipment	172	-	-	75	-
other (to be specified)	173	-	-	-	-

STATEMENT OF CASH FLOWS

for the year 2002

	CODES
Form No. 4 according to OKUD	0710004
Date (year, month, day)	12/31/2002

UNOFFICIAL TRANSLATION

Company	OAO "Moscow City Telephone Network"	OKPO	04856548
Taxpayer's identification number	7710016640	INN	7710016640
Industry (type of activity)	Communication services	OKDP	6420000
Legal status/form of ownership	Open joint-stock company	OKOPF/ OKFS	47/16
Units of measurement	thousands rubles	OKEI	384/385

Description	Line code	Amount	including		
			operating activities	investment activities	financial activities
1	2	3	4	5	6
I. CASH AND EQUIVALENTS AT THE BEGINNING OF THE YEAR	010	359,571	X	X	X
II. CASH AND EQUIVALENTS RECEIVED	020	16,795,171	14,749,849	1,342	2,043,980
including:					
proceeds from sale of goods, works and services	030	9,369,285	9,369,285	X	X
proceeds from sale of fixed and other assets	040	415,412	4,354	1,342	409,716
advances received from customers	050	2,851,462	2,851,462	X	X
budgetary and other direct financing	060	92	92	-	-
donated cash and equivalents	070	-	-	-	-
bank loans received	080	1,286,077	-	-	1,286,077
non-bank loans received	085	185,037	-	-	185,037
dividends and interest received	090	91,144	X	-	91,144
other receipts	110	2,596,662	2,524,656	-	72,006
III. CASH AND EQUIVALENTS USED	120	(16,405,137)	(8,261,718)	(2,655,467)	(3,231,713)
including:					
payments for acquired goods, works, services	130	(3,168,255)	(2,481,109)	(687,146)	-
payments to employees	140	(1,696,097)	X	X	X
payroll taxes	150	(560,142)	X	X	X
payments to accountable persons	160	(10,984)	(10,885)	(99)	-
advances paid	170	(1,149,636)	(817,279)	(332,357)	-
payments related to joint construction projects	180	-	X	-	X
payments for machinery, equipment and vehicles	190	(1,621,925)	X	(1,621,925)	X
payments for securities purchased	200	(787,259)	-	-	(787,259)
payments of dividends and interest on securities	210	(371,548)	X	-	(371,548)
payments to the budget	220	(2,239,607)	(2,239,607)	X	-
payments of interest and principal on loans	230	(2,072,906)	-	-	(2,072,906)
other payments	250	(2,726,778)	(2,712,838)	(13,940)	-
IV. CASH AND EQUIVALENTS AT THE END OF THE YEAR	260	749,605	X	X	X

SUPPLEMENTARY INFORMATION Petty cash received	270	58,905
including:		
from legal entities	280	3,723
from individuals, including:	290	55,182
through cash registers	291	3,723
with use of special accountable forms	292	33,811

Petty cash received from the bank	295	1,581,298
Petty cash transferred to the bank	296	47,048

APPENDIX TO THE BALANCE SHEET
for the year 2002

	CODES
Form No. 5 according to OKUD	0710005
Date (year, month, day)	2001/12/31
OKPO	04856548
INN	7710016640
OKDP	6420000
OKOPF/OKFS	47/30
OKEI	384/385

Company **OAO "Moscow City Telephone Network"**
Taxpayer's identification number **7710016640**
Industry (type of activity) **Communication services**
Legal status/form of ownership **Open joint-stock company**
Units of measurement **thousands rubles**

1. BORROWINGS

Description	Line code	Opening balance	Received	Redeemed	Closing balance
1	2	3	4	5	6
Long-term bank loans:	110	2,771,661	1,466,874	(2,887,678)	1,350,857
including overdue bank loans	111	-	-	-	-
Long-term non-bank loans:	120	1,600,000	-	(600,000)	1,000,000
including overdue non-bank loans	121	-	-	-	-
Short-term bank loans:	130	555,225	3,004,899	(1,672,195)	1,887,929
including overdue bank loans	131	-	-	-	-
Short-term non-bank loans:	140	76,318	1,075,529	(402,620)	749,227
including overdue non-bank loans	141	-	-	-	-

2. RECEIVABLES AND PAYABLES

Description	Line code	Opening balance	Additions	Disposals	Closing balance
1	2	3	4	5	6
Receivables:					
short-term receivables:	210	1,128,361	24,580,142	(24,623,095)	1,085,408
including overdue receivables	211	66,565	1,645,200	(1,652,588)	59,177
of which over three months old	212	39,467	707,557	(694,401)	52,623
long-term receivables:	220	84,051	128,370	(60,801)	151,620

including overdue receivables	221	-	-	-	-
of which over three months old	222	-	-	-	-
from line 220 - receivables maturing more than 12 months after the reporting date	223	84,051	128,370	(60,801)	151,620
Payables:					
short-term payables:	230	1,352,445	25,270,356	(25,361,209)	1,261,592
including overdue payables	231	28,997	1,824,287	(1,820,362)	32,922
of which over three months old	232	20,384	1,154,726	(1,160,960)	14,150
long-term payables:	240	309,147	170,805	(138,400)	341,552
including overdue payables	241	-	-	-	-
of which over three months old	242	-	-	-	-
from line 240 - payables maturing more than 12 months after the reporting date	243	-	-	-	-
Collateral:					
received:	250	-	-	-	-
including from third parties	251	-	-	-	-
issued:	260	1,120,104	662,661	(1,279,981)	502,784
including to third parties	261	1,120,104	662,661	(1,279,981)	502,784

3. DEPRECIATED ASSETS

Description	Line code	Opening balance	Additions	Disposals	Closing balance
1	2	3	4	5	6
I. INTANGIBLE ASSETS					
Rights to intellectual property	310	133,736	866	(4,259)	130,343
including the rights arising from:					
author-publisher and other contracts for works of science, literature, art, rights to computer programs, databases etc.	311	133,707	841	(4,259)	130,289

rights from patents for inventions, industrial designs, selection results, models or licenses for their use	312	29	25	-	54
rights to know-how	313	-	-	-	-
Rights to use natural facilities	320	-	-	-	-
Set-up costs	330	-	-	-	-
Goodwill	340	-	-	-	-
Other	349	32,142	-	(2,164)	29,978
Total (sum of lines 310 + 320 + 330 + 340 + 349)	**350**	**165,878**	**866**	**(6,423)**	**160,321**
II. FIXED ASSETS					
Land plots and natural resources	360	-	-	-	-
Buildings	361	3,962,263	289,450	(33,740)	4,217,973
Other constructions	362	20,106,311	805,168	(5,675)	20,905,804
Machinery and equipment	363	14,163,772	1,910,227	(309,038)	15,764,961
Vehicles	364	116,265	28,696	(8,179)	136,782
Office equipment	365	138,090	31,280	(20,258)	149,112
Plough cattle	366	-	-	-	-
Productive livestock	367	-	-	-	-
Perennial plantations	368	630	33	(33)	630
Other types of fixed assets	369	98,602	37,555	(25,595)	110,562
Total (sum of lines 360-369)	**370**	**38,585,933**	**3,102,409**	**(402,518)**	**41,285,824**
including: production assets	371	38,580,777	3,102,215	(402,439)	41,280,553
non-production assets	372	5,156	194	(79)	5,271
Low value and short life items	373	-	-	0	-
including: in stock	374	-	-	0	-
in operation	375	-	-	0	-
III. INVESTMENT IN PROPERTY					
Assets leased, as lessor	381	-	-	-	-
Assets rented out	382	-	-	-	-
Other	383	-	-	-	-
Total (sum of lines 381-383)	**385**	-	-	-	-

SUPPLEMENTARY INFORMATION TO SECTION 2

Description	Line code	Opening balance	Additions	Disposals	Closing balance
1	2	3	4	5	6
1) Movement of promissory notes					
promissory notes issued:	262	-	-	-	-
including overdue notes	263	-	-	-	-
promissory notes purchased:	264	-	-	-	-
including overdue notes	265	-	-	-	-
2) Trade receivables at cost	266	-	-	-	-

Largest trade debtors

Description	Line code	Closing balance	
		Total	including balances more than 3 months old
1	2	3	4
Individuals	270	110,718	6,295
State-funded institutions (health care, physical culture, education, social security, culture)	271	24,307	16,209
Military institutions	272	31,510	27,679
Ministry of Interior Affairs	273	8,174	384
Municipal organizations	274	5,535	3,262
OAO "Rostelecom"	275	83,725	-
ZAO "Company MTU-Inform"	276	42,804	-
ZAO "AMT"	277	29,281	-
ZAO "Combellga"	278	21,856	-
ZAO "Comstar"	279	20,850	-

Largest trade creditors

Description	Line code	Closing balance	
		Total	including balances more than 3 months old
1	2	3	4
Siemens Aktiengesellschaft ON VK	280	432,897	-
ZAO "Comstar"	281	78,000	78,000
ECI Telecom Ltd	282	74,180	-
Ericsson Nikola Tesla d.d	283	54,432	-
Strom Telecom s.r.o.	284	37,667	-
GUP "Gormost"	285	18,569	-
OAO "Mostelefonstroy"	286	16,877	-
OOO "Ellom-A"	287	12,325	-
ZAO "Telecom MTK"	288	5,106	-
ZAO "Lucent Technologies"	289	2,376	-

SUPPLEMENTARY INFORMATION TO SECTION 3

Description	Line code	Opening balance	Closing balance
1	2	3	4
from line 371, columns 3 and 6: leased assets, as lessor, total	387	22,922	27,592
including: buildings	388	2,827	-
other constructions	389	-	-
equipment	390	74	74
other	391	20,021	27,518
mothballed	392	-	-
Accumulated depreciation and amortization: intangible assets	393	50,103	66,308
fixed assets, total	394	21,882,707	23,598,763
including: buildings and other constructions	395	13,526,879	14,354,606

machinery, equipment and transport vehicles	396	8,178,849	9,073,702
other assets	397	176,979	170,455
investments in property	398	-	-
FOR REFERENCE Fixed assets revaluation:			
cost	401	-	X
accumulated depreciation	402	-	X
Pledged assets	403	6,051,841	3,635,638
Non-depreciated assets, total	404	2,100,889	4,450,825
including: intangible assets	405	10,658	16,010
fixed assets	406	2,090,231	4,434,815
Reconstruction, reequipment or modernization of existing fixed assets	407	261,102	182,279

4. CAPITAL EXPENDITURES FINANCING

Description	Line code	Opening balance	Additions	Disposals	Closing balance
1	2	3	4	5	6
Internal sources, total	410	-	804,269	(804,269)	-
including:					
retained earnings	411	-	-	-	-
depreciation of fixed assets	412	-	804,269	(804,269)	-
other	413	-	-	-	-
Borrowings, total	420	-	1,407,271	(1,407,271)	-
including:		-	-	-	-
bank loans	421	-	872,205	(872,205)	-
non-bank loans	422	-	-	-	-
construction projects' financing	423	-	-	-	-
budget	424	-	-	-	-

non-budgetary funds	425	-	75	(75)	-
other	426	-	534,991	(534,991)	-
Total internal sources and borrowings (sum of lines 410 and 420)	430	-	2,211,540	(2,211,540)	-
FOR REFERENCE:					
Construction in progress	440	1,961,228	2,106,088	(2,606,432)	1,460,884
Investments in subsidiaries	450	720,243	2,173	-	722,416
Investments in affiliates	460	51,042	2,790	(25,095)	28,737

5. FINANCIAL INVESTMENTS

Description	Line code	Long-term investments		Short-term investments	
		opening balance	closing balance	opening balance	closing balance
1	2	3	4	5	6
Shares of other organizations	510	783,909	868,449	-	-
Bonds and other debentures	520	-	-	-	-
Loans granted	530	152,129	44,654	25,200	304,815
Other	540	-	-	100,740	112,692
FOR REFERENCE:					
Bonds and other securities at market value	550	-	-	-	-

6. OPERATING EXPENSES

Description	Line code	Current year	Prior year
1	2	3	4

Costs of material resources	610	1,526,438	1,281,046
including: materials and supplies	611	239,308	281,821
fuel and energy	612	302,436	249,689
spare parts	613	33,537	34,404
payroll	620	1,898,621	1,469,056
payroll taxes	630	635,903	518,722
depreciation and amortization	640	2,012,391	1,824,137
other expenses	650	1,602,178	1,114,244
including: taxes	651	145,237	162,731
rent expense	652	428,458	183,260
staff training	653	8,988	16,362
Total operating expenses	660	7,675,531	6,207,205
(Increase [+], decrease [-]) of work-in-progress	670	(3,954)	(214)
prepaid expenses	680	185,328	124,573
accrued expenses	690	-	-

7. PAYROLL-RELATED COSTS

Description	Line code	Accrued	Paid	Transferred to funds
1	2	3	4	5
Payroll taxes:				
payable to the Social Insurance Fund	710	80,083	(79,969)	4,954
payable to the Pension Fund	720	500,095	-	487,855
payable to the Employment Fund	730	4,713	(452)	4,387
payable for medical insurance	740	64,015	-	62,947
Payments to private pension funds	750	19,440	X	19,440
Voluntary pension insurance	755	-		
Average payroll (number of employees)	760	20,433		
Non-production-related payments	770	11,516		
Dividends payable to employees	780	8,457		

NOTES TO FINANCIAL STATEMENTS

of Open Joint-Stock Company "Moscow City Telephone Network" (MGTS)
for 2002

1. GENERAL

Open joint-stock company Moscow City Telephone Network ("MGTS", or "the Company") is registered at: Build. 3, 12 Petrovsky boulevard, Moscow, and has 26 divisions, including 3 branches: in Moscow, Moscow region and Adler city.

	31.12.2002	31.12.2001
Number of staff, in persons	21,024	20,578

Principal types of activity of the Company in accordance with the Charter are:

- provision of telecommunication services;
- installation and subsequent support of office telephone exchanges and other communication equipment;
- mutual settlements for traffic with other telecommunication operators on contractual terms;
- installation of pay-phones and provision of pay-phone services;
- provision of inquiry services;
- industrial production of technical facilities for the telephone network maintenance and equipment repairs;
- provision of transportation services;
- professional training and development of specialists and workers.

The Company's other types of activity are:

- publishing;
- civil engineering construction;
- public catering;
- retail trading of food and non-food products;
- provision of health rehabilitation services.

Members of the Board of Directors

		Nominated by
1.	Alexander Petrovich Vronets	OAO "MKNT & Co"
2.	Alexander Yurievich Goncharuk	OAO "MKNT & Co"
3.	Vadim Sergeevich Degtyarev	CMBI
4.	Nail Ismailovich Ismailov	OAO "MKNT & Co"
5.	Vladimir Sergeyevich Lagutin	OAO "MKNT & Co"
6.	Alexander Vladimirovich Lopatin	OAO "Svyazinvest"
7.	Evgeniy Grigoryevich Novitskiy	OAO "MKNT & Co"
8.	Anton Igorevich Osipchuk	OAO "Svyazinvest"
9.	Semen Vladimirovich Rabovsky	OAO "MKNT & Co"
10.	Irina Mikhailovna Ragozina	OAO "Svyazinvest"
11.	Victor Dmitrievich Savchenko	OAO "Svyazinvest"
12.	Valeriy Nikolaevich Yashin	OAO "Svyazinvest"

The successor of OAO "MKNT & Co" is OAO AFK Sistema.

Members of the Management Board

	Name	Position
1.	Vladimir Sergeyevich Lagutin	General Director of OAO MGTS Chairman of the Management Board
2.	Semen Vladimirovich Rabovsky	First Deputy General Director of OAO MGTS
3.	Irina Radomirovna Borisenkova	Chief accountant of OAO MGTS
4.	Victor Sergeevich Panov	Deputy General Director – Head of the Telecommunications Technical Operation Department of OAO MGTS
5.	Nikolay Victorovich Savlukov	Deputy General Director – Head of the Information Resources & Systems Department of OAO MGTS
6.	Igor Alexandrovich Solomatnikov	Manager of Tushinsky Telephone Communication Node – department of OAO MGTS
7.	Victor Anatolievich Chervony	Deputy General Director – Head of the Economics and Finance Department of OAO MGTS
8.	Vladimir Ivanovich Sutyagin	Deputy General Director – Head of the "Service" Engineering Technical Service Department of OAO MGTS
9.	Vladimir Alexandrovich Afonin	Head of the Personnel Department of OAO MGTS
10.	Valentina Yakovlevna Irzhova	Head of the Legal Department of OAO MGTS
11.	Yuri Mikhailovich Kulikov	Manager of Zamoskvoretsky Telephone Communication Node – department of OAO MGTS
12.	Vladimir Olegovich Kostrov	Deputy General Director of OAO MGTS – Head of the Scientific Technical Department
13.	Sergey Nikolaevich Ksenofontov	Head of the Capital Construction Department of OAO MGTS
14.	Rashit Mirsaevich Zamaldinov	Deputy General Director – Head of the Automated Systems and Technologies Department of OAO MGTS
15.	Alexander Konstantinovich Zhilin	Deputy General Director – Head of the Security Service of OAO MGTS

Members of the Audit Committee

	Name	Nominated by
1.	Elena Vladimirovna Bekyan	OAO "MKNT & Co"
2.	Konstantin Vassilievich Belyaev	OAO "Svyazinvest"
3.	Svetlana Georgievna Krzhechevskaya	OAO "MKNT & Co"
4.	Sergey Nikolaevich Kushakov	OAO "MKNT & Co"
5.	Irina Viktorovna Prokofieva	OAO "Svyazinvest"

2. ACCOUNTING POLICIES

2.1. Basis of preparation

The financial statements have been prepared by the Company on the basis of the effective Russian accounting and reporting regulations, in particular, Federal Law No 129-FZ dated November 21, 1996 "On Accounting" and the Regulation on Accounting and Reporting in the Russian Federation as approved by Order of the Ministry of Finance of the Russian Federation No 34n dated July 29, 1998.

Assets are recognized at the acquisition cost, unless otherwise provided by the current Russian accounting regulations. Liabilities are recognized based on the expected costs of their repayment.

2.2. Chart of accounts

The Company has prepared its working chart of accounts based on the standard Chart of Accounts for Financial and Business Activities of Organizations approved by Order of the RF Ministry of Finance No. 94n dated October 31, 2000. Transition to the new chart of accounts was effected on January 1, 2002.

2.3. Stock count

Stock counts are performed in accordance with the Methodological Guidelines for the Stock Count of Property and Financial Obligations approved by Order of the Russian Ministry of Finance No. 49 dated June 13, 1995.

2.4. Assets and liabilities denominated in foreign currency

To account for transactions in foreign currency, the Company used the official exchange rate of ruble established by the Russian Central Bank as at the date of operation. Assets and liabilities denominated in foreign currencies are reported in rubles in amounts translated at the official rate of Russian ruble established by the Russian Central Bank as of December 31, 2002.

Currency	Exchange rate at 31.12.2002
US Dollars	31.78
EUR	33.11

Exchange rate differences that arose during the reporting year on transactions with assets and liabilities and on their translation at the reporting date were recognized in the income statement.

2.5. Short-term and long-term assets and liabilities

Assets (liabilities) are classified as short-term if they mature within 12 months of the reporting date. All the other assets (liabilities) are classified as long-term.

2.6. Intangible assets

Intangible assets include exclusive rights of the patent holder to inventions, industrial samples, useful models, exclusive rights to computer programs, databases, and exclusive rights of the trademark and service mark holders. Amortization of these intangible assets is calculated using the straight-line method based on the useful lives prescribed by respective documents. Where it was impossible to determine useful life the depreciation rate was calculated presuming useful life of 20 years.

The intangible assets are recorded in the financial statements at initial cost less accumulated amortization.

Non-exclusive rights to use intangible assets received by the Company are recorded off-balance sheet. Periodic payments for the rights to use intellectual property are included in the current period expenses, and fixed lump-sum payments are recognized as prepaid expenses and subsequently charged to expenses during the period of the contract.

2.7. *Fixed assets*

From January 1, 2002 the Company accounts for fixed assets in accordance with Order of the Ministry of Finance of Russia No. 26n dated March 30, 2001 "Accounting for Fixed Assets" PBU 6/01.

Fixed assets are carried at cost of their acquisition or manufacturing.

Fixed assets include assets with useful life over 1 year.

Fixed assets are recognized in the financial statements at initial (or revalued) cost less accumulated depreciation.

Depreciation of fixed assets is calculated under the straight-line method. Useful life is determined at the time of putting the asset in operation, according to the Unified Classifier of the Fixed Assets Groups developed by MGTS.

Acquired fixed assets with the cost per unit not exceeding 10,000 rubles, as well as books, publications and brochures are directly charged to current period expenses.

No revaluation of fixed assets was performed in 2002.

Gains and losses on disposal of fixed assets are recognized in the income statement as operating gains (losses).

Interest on borrowings entered to finance acquisition (construction) of fixed assets are capitalized for the period of construction (installation).

2.8. *Financial investments*

Financial investments include investments in securities and loans provided to other entities.

Investments in securities are recorded at cost.

Gains and losses on disposal of securities are recognized in the income statement as operating gains (losses). Interest income on loans granted is also recognized as operating income.

There are no investments in securities quoted on stock markets.

Principal subsidiaries and affiliates are listed in Section III, p.4.

2.9. Inventories

From January 1, 2002 the Company accounts for inventories according to the Accounting Standard "Accounting for Inventories" PBU 5/01 approved by Order of the Ministry of Finance of Russia No. 44n dated July 9, 2001.

Inventories are recorded at acquisition cost.

Most divisions of the Company apply weighted-average cost formula.

Finished goods include completed products. Finished goods are recorded at actual production cost.

Inventories are carried in the balance sheet at their net realizable value if lower than the original cost of acquisition, with the difference recognized in the income statement.

2.10. Prepaid expenses

The expenses incurred by the Company in the reporting year but related to next reporting periods (insurance payments, lump-sum payments for the rights to intellectual property, etc) are reported as prepaid expenses. Such costs are amortized to the income statement evenly during the periods to which they relate.

2.11. Trade receivables

Trade receivables are recognized at selling prices established by contracts between the Company and its customers, and based on tariffs approved by state regulatory authorities and executive bodies of the Company.

The Company provides for doubtful trade receivables. 100% provision is recorded for receivables more than 6 months overdue and not secured by an dequate guarantee or collateral. Provision is created individually for each doubtful debt.

Provision for doubtful debt is included in the operating expenses of the current period.

Uncollectible receivables are written off from the balance sheet either by management's decision or after the end of the limitation period and is subsequently recorded off-balance sheet for 5 years.

2.12. Debt securities issued

Debt securities issued by the Company are initially reported in the amount of cash received. The difference between this amount and the face value of debt securities is evenly recognized in the income statement during their circulation period.

2.13. Revenue recognition

Revenues from sale of goods and services are recognized as goods are shipped (or as services are rendered) and upon issuance of invoices. Such revenues are recognized in the financial statements net of VAT and sales tax.

2.14. Additional capital

The sources of additional capital include amounts of fixed assets' revaluation, value of property received free of charge and under the investment program, share premium and amount of financial resources restricted for capital expenditure.

Before January 1, 2000 additional capital included the value of assets received by the Company free of charge. With the change of accounting rules effective January 1, 2000 free of charge receipt of assets is recognized as a liability in the balance sheet line 640 "Deferred income".

Additional capital (line 420 of the balance sheet)

(thousand rubles)

	31.12.2002	31.12.2001
Revaluation results	9,978,466	11,894,366
Resources restricted for capital expenditure	802,592	802,675
Property received free of charge	434,979	434,979
Share premium	31	31
Investment program	719,870	719,870
Total	11,935,938	13,851,921

2.15. Other accrued expenses

The Company does not accrue for repairs of fixed assets. Such costs are included in the cost of products (work, services) of the current reporting period.

The Company does not accrue for future foreseeable expenses and payments.

2.16. Changes in accounting policy

The Company's accounting policy for 2003 was changed due to the enactment of new regulations from January 1, 2003.

2.17. Comparative information

In accordance with changes to the chart of accounts and amendments to PBU 6/01, low value and short lived items carried in the balance sheet as at December 31, 2001 (line 211 "Raw materials and other similar assets") totaling 5,212 thousand rubles were reclassified in the balance sheet as at January 1, 2002 into the line 120 'Fixed Assets".

3. DISCLOSURES OF MATERIAL LINE ITEMS

3.1. Share capital

During the year ended December 31, 2002, the Company increased its share capital by doubling the par value of its shares. Increase of the share capital was funded from revaluation surplus related to fixed assets. Revaluations have been performed in the previous reporting periods in accordance with the RF Government decrees.

As of December 31, 2002 the share capital of the Company is fully paid up and consists of:

	Total number of shares	Par value, rubles	Treasury shares
Common shares	79,829,200	40	-
Preferred shares	15,965,850	40	-
Total	**95,795,050**	**40**	**-**

3.2. Distributions to shareholders

In 2001 the Company received net income of 366,433 thousand rubles. In accordance with the decision of the annual general meeting the net income was distributed as follows:

- dividends on common shares – 54,284 thousand rubles;
- dividends on preferred shares –36,643 thousand rubles;
- establishment of a reserve capital in accordance with the Company's Charter – 18,322 thousand rubles;
- to cover prior periods' accumulated deficit – 257,184 thousand rubles.

The reserve capital was fully utilized to cover prior periods' accumulated deficit by decision of the Company's Board of Directors.

3.3. Working capital

As at December 31, 2002 and 2001, respectively, working capital of the Company amounted to:

(thousand rubles)

	31.12.2002	31.12.2001
Current assets	**3,423,151**	**2,356,757**
Current liabilities	**(5,020,717)**	**(2,562,546)**
Add: assets received free of charge and grants recognized as deferred income (within current liabilities)	1,121,310	564,950
Total	(476,256)	359,161

In 2002 current liabilities increased due to Sberbank loan maturing in February 2003. The loan was fully repaid by the Company and working capital was replenished through the third bond issue and opening of a new long-term credit facility with Sberbank (see also p. 12).

3.4. Principal subsidiaries and affiliates

The Company is a shareholder of several companies providing international standard telecommunication services with the use of new technologies, with remaining interests held by foreign and Russian entities. The total amount of investment in shares as at December 31, 2002 was 868,449 thousand rubles.

List of investees

(thousand rubles)

№	Name	Class of shares	Number	Par value	Amount at 31.12.2002	Percentage of ownership
	Subsidiaries					
1.	ZAO "Company MTU-Inform"	common reg.	510	10	18	51.0%
2.	ZAO "AMT"	common reg.	10	2,050	8,729	100.0%
3.	ZAO "Petrodvor"	common reg.	282,118	1,000	711,496	100.0%
4.	OAO "MS-Tel"	common reg.	1,000	100	115	50.0%
5.	BO Priazovye	common reg.	2,734	1	2,058	67.0%
	Total subsidiaries:				**722,416**	
	Affiliates					
6.	ZAO "Comstar"	common reg.	500	23,020	11,510	50.0%
7.	ZAO "Telmos "	common reg.	6,148	2,000	12,296	40.0%
8.	ZAO "MTU-Intel"	common reg.	6,437	1	1,826	25.5%
9.	OAO "Moskovskaya Sotovaya Svyaz"	common reg.	23,500	10	294	23.5%
		preferred reg.	5,875	10		
10.	OAO AKB "Link-Bank"	common reg.	150,060	10	1,516	24.6%
11.	ZAO "Mediatel"	common reg.	43	10,000	430	35.8%
12.	ZAO "RadioPage"	common reg.	400	100	40	40.0%
13.	ZAO "Center TS"	common reg.	380	10	4	50.0%
14.	ZAO "Turbaza Utro"	common reg.	821,110	10	821	34.8%
	Total affiliates:				**28,737**	
	OAO "AKB MBRD"	common reg.	49,797	500	111,053	6.2%
	Other				6,243	
	Total				**117,296**	

3.5. Income tax

From January 1, 2002 the Company maintains separate tax books and assesses income tax as prescribed by Chapter 25 of the RF Tax Code.

3.6.Extraordinary gains/(losses)

(thousand rubles)

	2002	2001
Cost of damaged assets (fire, car accidents, etc)	(10,335)	(2,644)

Insurance compensation received by the Company	6,059	2,871
Total	(4,276)	227

3.7. Earnings per common share

Basic earnings per common share represent the reporting year profit attributable to common shareholders. They are calculated as basic earnings for the reporting year divided by the weighted average number of common shares outstanding during the reporting year. Basic earnings are equal to the net income of the reporting year (line 190 of the income statement) less dividend on preferred shares totaling 10% of the Company's net income.

Earnings per common share for 2002 и 2001 were as follows:

Description	2002	2001
Net income, thousand rubles	1,126,418	366,433
Number of preferred shares, par value of 40 rubles, pcs	15,965,850	15,965,850
Dividends on preferred shares, thousand rubles	112,642	36,643
Number of common shares, par value of 40 rubles, pcs	79,829,200	79,829,200
Basic earnings, thousand rubles	1,013,776	329,790
Earnings per common share, rubles	**12.7**	**4.13**

3.8. Bonds issued

The Company placed two bond issues:

	Borrowings, mln rubles	Date of issue	Date of maturity
1. First bond issue	600		
including:			
- tranche 1	360	October 2000	4th quarter of 2003
- tranche 2	240	October 2000	
2. Second bond issue	1,000	November 2001	4th quarter of 2004

Interest on the Company's bonds is accrued and paid as follows:

First bond issue totaling 600 million rubles.	Coupons are accrued and paid on a quarterly basis at the weighted average OFZ rate on the 14th day before the date of the prior coupon payment
Second bond issue totaling 1,000 million rubles.	Coupons are accrued and paid twice a year at the weighted average OFZ rate on the 11th day before the date of the prior coupon payment

In 2002 the Company redeemed bonds of the 1st tranche of the first issue amounting to 27.5 million rubles, and in March 2003 – amounting to 31.1 million rubles.

3.9. Related parties

Information on related parties is disclosed in accordance with PBU 11/2000 "Information on Related Parties" based on the "substance over form" concept.

As at December 31, 2002 shareholders holding over 20% of the Company's share capital were:

- **OAO AFK Sistema - 55.62% common shares (46.35% of share capital).**
- **OAO Investment Company of Communications (Svyazinvest) - 28.00% of common shares (23.33% of share capital).**

1. Sales to related parties

(thousand rubles, net of VAT)

Name	Operating activities	L eases	Sale of property	Total
1. OAO "Rostelecom"	666,070	-	-	666,070
2. ZAO "Company MTU-Inform"	362,653	80,676	-	443,329
3. OAO "Central Telegraph"	297,380	-	-	297,380
4. OAO "MTU-Intel"	238,744	-	-	238,744
5. ZAO "Comstar"	153,526	35,803	-	189,329
6. ZAO "Telmos "	102,688	39,994	-	142,682
7. OAO MTS	110,188	9,227	-	119,415
8. ZAO "AMT"	88,840	1,396	-	90,236
9. ZAO "PTT-Teleport"	14,061	1,009	-	15,070
10. ZAO "Golden Line"	10,736	-	-	10,736
11. Other	11,415	9,086	-	20,501
Total	**2,056,301**	**177,191**	**-**	**2,233,492**

Purchases from related parties

(thousand rubles, net of VAT)

Name	Operating activities	Le ases	Purchase of property	Total
1. OAO "Central Telegraph"	-	-	100,608	100,608
2. ZAO "Telmos "	9,826	-	13,490	23,316
3. ZAO "Petrodvor"	-	8,896	-	8,896
4. OAO MTS	7,803	-	168	7,971
5. ZAO "MTK-Trunk"	4,652	-	-	4,652
6. ZAO "AMT"	2,198	-	49	2,247
7. ZAO "Company MTU-Inform"	1,931	-	-	1,931
8. ZAO "Metro-Telecom"	-	-	1,068	1,068
9. ZAO "PTT-Teleport"	-	-	536	536
10. Other	1,231	56	7	1,294

Total	**27,641**	**8,952**	**115,926**	**152,519**

Outstanding balances with subsidiaries and associates

Receivables as at December 31, 2002

(thousand rubles, inclusive VAT)

Name	31.12.2002
1. ZAO "Company MTU-Inform"	42,804
2. ZAO "AMT"	29,281
3. ZAO "Comstar"	20,850
4. OAO "MTU-Intel"	16,330
5. ZAO "Telmos "	13,254
6. ZAO "Golden Line"	11,066
7. OAO "Moskovskaya Sotovaya Svyaz"	445
8. ZAO "Mediatel"	56
9. Other	5,418
Total	139,504

Payables as at December 31, 2002

(thousand rubles, inclusive VAT)

Name	31.12.2002
1. ZAO "Comstar"	78,000
2. ZAO "Petrodvor"	1,779
3. ZAO "Mediatel"	1,747
4. ZAO "Golden Line"	154
5. Other	3,330
Total	85,010

3.10. Remuneration of executive officers and directors

In 2002 the Company paid remuneration totaling 2,781 thousand rubles to the members of the Board of Directors and Management Board of the Company, including salaries of 2,360 thousand rubles and bonuses of 421 thousand rubles.

3.11. Segment information

In accordance with PBU 12/2000 the Company should provide data on reporting segments. Such information should enable interested users to better assess the activity of the Company, prospects for the development and generation of income and exposure to risks.

Activities of the Company are concentrated in a single region – the city of Moscow, income from the principal activity – provision of communication services – accounts for 85% of total income. It appears impossible to allocate expenses incurred by the Company in the reporting year between the types of communication services provided. The

Company acts in a single business environment, the individual share of other activities is not material.

3.12. Subsequent events

Dividends

Annual dividend per share will be approved by the annual general meeting of the Company's shareholders in June 2003. On approval, dividends payable to shareholders will be reported in the financial statements for 2003.

Borrowings

In February 2003 the Company placed the 3rd bond issue amounting to 1,000,000 thousand rubles, maturing in February 2005. Interest rate is 12.3% during the first year of bond circulation, and 17% during the second year.

In September 2002 the Company opened a credit facility with Sberbank of the RF totaling 1,000,000 thousand rubles with maturity in March 2005. In 2002 the Company received 400,000 thousand rubles under this credit facility and 300,000 thousand rubles in January 2003. Interest rate varies between 18 and 20%. The credit line is secured by equipment. In February 2003 the Company repaid an earlier loan from Sberbank totalling 1,454,079 thousand rubles.

In February 2003 the Company received a secured loan from Vneshtorgbank totaling 382,022 million rubles with maturity in August 2004. Interest on loan is 21%.

Extraordinary event

On February 14, 2003 there was a fire in the building of the telephone exchange located at 51 Shchepkina St., Moscow, in the area covered by Zamoskvoretsky Telephone Node. The fire resulted in serious damage to telephone exchanges 281, 284, 288 and 971. Damage caused by fire is assessed by MGTS at 227 million rubles. Damaged property was insured by Rosno and the Company expects to cover a portion of losses with insurance compensation.

3.13. Contingencies

Litigation

As at the reporting date no material actions or claims were made against the Company.

Guarantees issued as at December 31, 2002

(thousand rubles)

Creditor	Debtor	Amount
Vneshtorgbank	ZAO "RTK-Leasing"	98,928
Vnesheconombank	ZAO "Comstar"	389,546
Other		14,310
Total		**502,784**

Management of the Company does not expect any material obligations to arise in connection with the above guarantees.

Pledged assets as at December 31, 2002

The pledge agreements entered by the the Company for its fixed and other non-current assets as at December 31, 2002 are as follows:

(thousand rubles)

Pledgee	Pledger	Amount
Sberbank	OAO MGTS	2,618,174
Raiffeisenbank	OAO MGTS	720,000
Vneshtorgbank	OAO MGTS	293,005
MBRD	OAO MGTS	4,459
Total		**3,635,638**

3.14. Borrowings obtained

Bank loans payable (including principal and interest accrued) as at December 31, 2002 and 2001, respectively, were as follows:

(thousand rubles)

	31.12.2002	31.12.2001
Sberbank	1,865,791	2,209,726
Vneshtorgbank	481,202	362,219
Raiffeisenbank	477,854	-
CITIBANK	241,646	284,397
GUTA Bank	172,293	241,205
MBRD	-	135,630
Credit Suisse First Boston	-	93,709
Total	**3,238,786**	**3,326,886**
Including: short-term and current portion of long-term bank loans	1,887,929	555,225
Long-term bank loans	1,350,857	2,771,661

Non-bank loans payable (including principal and interest accrued) as at December 31, 2002 and 2001, respectively, were as follows:

(thousand rubles)

	31.12.2002	31.12.2001
First bond issue	589,883	620,452
Second bond issue	1,024,329	1,028,866
Promissory notes of the Company given to Donau Bank	128,981	-
Promissory notes of the Company given to MBRD	-	27,000
Loan from Rosno	6,034	-

Total	**1,749,227**	**1,676,318**
Including: short-term and current portion of long-term non-bank loans	749,227	76,318
Long-term non-bank loans	1,000,000	1,600,000

3.15. Loans granted and promissory notes acquired

(thousand rubles)

	31.12.2002	31.12.2001
Long-term loans granted and promissory notes acquired		
ZAO "Investment Pension Company"	25,200	-
ZAO "AMT"	-	121,195
Promissory note center "Energogas"	10,000	10,135
LINK-Bank	-	8,000
Other	9,454	12,799
Total	**44,654**	**152,129**
Short-term loans granted and promissory notes acquired		
MBRD	112,556	100,740
ZAO "Petrodvor"	294,768	-
LINK-Bank	8,000	-
ZAO "Investment Pension Company"	-	25,200
Other	2,183	-
Total	**417,507**	**125,940**

4. DISCLOSURES OF OTHER FINANCIAL STATEMENTS' ITEMS

Other receivables (line 246 of form No. 1)

(thousand rubles)

№	Description	Account	As at	
			31.12.2002	31.12.2001
1.	Non-trade receivables	Ac. 76	39,743	79,984
2.	Taxes receivable	Ac. 68	25,595	5,206
3.	Payroll taxes receivable	Ac. 69	7,619	3,206
4.	Claims receivable	Ac. 63	2,194	10,283
5.	Receivables from accountable persons	Ac. 71	3,184	2,115
6.	Other		12,091	5,151
	Total		**90,426**	**105,945**

Cash equivalents (line 264 of form No. 1)

(thousand rubles)

№	Description	Account	As at	
			31.12.2002	31.12.2001
1.	Cash deposited as security for Citibank loan	Ac. 55	41,998	-
2.	Cash in transit	Ac. 57	2,020	1,189
	Total		**44,018**	**1,189**

Other non-current liabilities (line 520 of form No. 1)

(thousand rubles)

№	Name of the organization	As at	
		31.12.2002	31.12.2001
1.	Siemens	341,552	229,919
2.	Ericsson Nicola Tesla	-	43,969
3.	ECI Telecom Ltd.	-	35,259
	Total	**341,552**	**309,147**

UNOFFICIAL TRANSLATION

Other payables (line 628 of form No. 1)

(thousand rubles)

№	Description	Account	As at	
			31.12.2002	31.12.2001
1.	Payroll taxes payable	Ac. 67	-	13,580
2.	Miscellaneous payables		39,440	42,628
	Total		**39,440**	**56,208**

Deferred income (line 640 of form No. 1)

(thousand rubles)

Account No.	Balance at 31.12.2001	Additions	Disposals	Balance at 31.12.2002
Direct financing (investment program)	40,012	48,399	(4,219)	84,192
Assets granted	524,938	567,162	(54,982)	1,037,118
Other	12,290	2,921	(15,016)	195
Total	**577,240**	**618,482**	**(74,217)**	**1,121,505**

Interest expense (line 070 of form No. 2)

(thousand rubles)

	2002	2001
Interest expense on non-bank loans:	(290,122)	(135,922)
including interest on bonds	(280,766)	(128,686)
Interest expense on bank loans	(540,552)	(648,718)
Total	**(830,674)**	**(784,640)**

Operating income (line 090 of form No. 2)

(thousand rubles)

	2002	2001
Proceeds from disposal of securities	*572,696*	*398,489*
Proceeds from disposal of fixed assets and inventory	*82,045*	*31,539*
Recovery of doubtful debt provision	*41,974*	-
Proceeds from receivables' factoring	*14,343*	-
Other	*268*	*14,400*
Total	**711,326**	**444,428**

Operating expenses (line 100 of form No. 2)

(thousand rubles)

	2002	2001
Cost of disposal of securities	*(552,253)*	*(363,615)*
Taxes and duties	*(205,531)*	*(193,746)*
Banking fees	*(149,473)*	*(118,879)*
Cost of disposal of fixed assets and inventory	*(157,421)*	*(13,008)*
Doubtful debt provision	*(39,599)*	-
Research and development	-	*(34,380)*
Cost of receivables factored	*(26,047)*	-

UNOFFICIAL TRANSLATION

Losses on foreign currency acquisition	*(6,765,*	*(17,414)*
Other	*(1,854)*	*(5,456)*
Total	**(1,138,943)**	**(746,498)**

General Director

V.S. Lagutin

Chief Accountant I.P. Borisenkova

to Order of the Ministry of Finance of the Russian Federation
No. 4n, dated January 13, 2000

BALANCE SHEET
For the 1st quarter 2002

			CODES
		Form No. 1 OKUD[1]	0710001
		Date (year, month, date)	
Organization:	Open Joint Stock Company "Moscow City Telephone Network"	OKPO[2]	04856548
Taxpayer's Identification No.		INN	7710016640
Business		OKDP	6420000
Legal form/property form		OKOPF/OKFS	47/30
Unit:	RUR'000	OKEI	384/385

Address: Building 3, 12 Petrovsky blvr.,
GSP 9, K52 101199 Moscow

Approved on: April 30, 2002
Mailed (accepted) on: April 30, 2002

1 Form code

2 National Classification Code of Enterprises and Organizations

	Line Code	At the beginning of the Year	At the end of the Year
	2	3	4
1. NON-Current assets			
Intangible assets (04, 05), including:	110	94 013	89 014
patents, licenses, trademarks (service marks), other rights	111	94 013	89 014
organizational expenses	112	-	-
Goodwill	113	-	-
Fixed assets (01, 02, 03), including:	120	17 687 061	17 467 654
land plots and natural objects	121	-	-
property, plant and equipment (tools)	122	9 865 511	10 851 821
[illegible]r fixed assets	123	7 821 550	6 615 833
Construction in progress (07, 08, 16, 61)	130	1 460 884	1 621 301
Profitable investments in material values (03) including:	135	-	-
assets to be leased out	136	-	-
assets for hire	137	-	-
Long-term investments (06, 82), including:	140	913 103	913 677
investments in subsidiaries	141	722 416	723 030
investments in dependent companies	142	28 737	28 737
investments in other organizations	143	117 296	117 296
loans to entities for periods exceeding 12 months	144	44 654	44 614
other long-term investments	145	-	-
Other non-current assets	150	-	-
Subtotal for Section 1	**190**	20 155 061	20 091 646
[illegible]urrent assets			
Inventory, including:	210	670 447	611 158
raw materials, materials and similar values (10, 12, 13, 16) including:	211	341 143	355 422
expenditures on production in progress (working expenses) (20, 21, 23, 29, 30, 36, 44)	213	-	-
finished products and goods for re-sale (16, 40, 41)	214	6 924	3 532
goods shipped (45)	215	2 657	20 925
deferred expenses (31)	216	9	9
other inventory and expenditures	217	319 714	231 270
VAT on acquired valuables (19)	220	-	-
Accounts receivable (maturing more than 12 months following the reporting date), including:	230	374 595	292 902

buyers and customers (62, 76, 82)	231	-	-
notes receivable (62)	232	-	-
related parties (78)	233	-	-
advances granted (61)	234	-	-
other debtors	235	151 620	146 860
Accounts receivable (maturing within 12 months following the report-ing date), including:	240	1 059 377	1 304 377
buyers and customers (62, 76, 82)	241	651 113	722 408
notes receivable (62)	242	-	-
related parties (78)	243	139 504	149 797
contributions to the Charter Capital of members (founders) receivable (75)	244	-	-
advances granted (61)	245	178 334	168 890
other debtors	246	90 426	263 282
Short-term investments (56, 58, 82), including:	250	417 507	1 108 217
loans granted to entities for periods less than 12 months	251	304 815	605 350
own shares purchased from shareholders	252	-	-
other short-term investments	253	112 692	502 867
Cash , including:	260	749 605	675 771
cash in hand (50)	261	173	383
settlement account (51)	262	701 375	667 932
hard-currency account (52)	263	4 039	6 974
other cash (55, 56, 57)	264	44 018	482
Other current assets	270	-	-
Subtotal for Section 2	**290**	3 423 151	4 139 285
Balance (sum of lines 190 + 290)	**300**	23 578 212	24 230 931
3. CAPITAL AND RESERVES		178 334	168 890
Charter capital (85)	410	3 831 802	3 831 802
Additional capital (87)	420	11 935 938	11 935 935
Reserve capital (86)	430	-	-
Social fund (88)	440	-	-
Targeted funding and receipts (96)	450	-	-
Retained income of previous years (88)	460	-	-
Uncovered loss of previous years (88)	465	-	-
Retained income of the accounting year (88)	470	1 126 418	1 126 418
Uncovered loss of the accounting year (88)	475	(1 029 072)	(1 029 072)
Subtotal for Section 3	**490**	15 865 086	16 208 748
4. LONG-TERM LIABILITIES		-	-
Borrowed monies (92, 95), including:	510	2 350 857	3 997 902

bank loans maturing more than 12 months following the reporting date	511	1 350 857	1 997 902
other loans maturing more than 12 months following the reporting date	512	1 000 000	2 000 000
Other long-term liabilities	520	341 552	273 514
Subtotal for Section 5	**590**	2 692 409	4 271 416
5. SHORT-TERM LIABILITIES			
Borrowed monies (90, 94), including:	610	2 637 156	1 019 381
bank loans maturing within 12 months following the reporting date	611	1 887 929	254 005
other loans maturing within 12 months following the reporting date	612	749 227	765 376
Accounts payable, including:	620	1 261 592	1 484 038
suppliers and contractors (60, 76)	621	443 506	422 765
es payable (60)	622	-	-
debts to subsidiaries and dependent companies (78)	623	85 010	67 648
debts to the personnel of the entity (70)	624	78 042	120 344
debts to governmental off-budget funds (69)	625	44 957	61 873
debts to the budget (68)	626	102 099	186 903
Advances received (64)	627	468 538	588 361
other creditors	628	39 440	36 144
Revenues payable to participants (founders) (75)	630	464	495
Deferred revenue (83)	640	1 121 505	1 246 853
Provisions for deferred expenses (89)	650	-	-
Other short-term liabilities	660	-	-
Subtotal for Section 5	**690**	5 020 717	3 750 767
BALANCE (sum of lines 490+590+690)	**700**	23 578 212	24 230 931

Annex
to Order of the Ministry of Finance of the Russian Federation
No. 4n, dated January 13, 2000

PROFIT AND LOSS STATEMENT
For 1st quarter 2003

	CODES
Form No. 2 OKUD[1]	0710001
Date (year, month, date)	
OKPO[2]	04856548
INN	7710016640
OKDP	6420000
OKOPF/OKFS	47/30
OKEI	384/385

Organization: Open Joint Stock Company "Moscow City Telephone Network"

Taxpayer's Identification No.

Business

Legal form/property form

Unit: RUR'000

Address: Building 3, 12 Petrovsky blvr.,
GSP 9, K52 101199 Moscow

[1] Form code

[2] National Classification Code of Enterprises and Organizations

Indicator	Line Code	For the accounting period	For previous accounting period
	1	2	3
I. Proceeds and expenses relating to regular business			
Net proceeds from sales of goods, products, works, services (minus VAT, excises and similar mandatory payments)	010	2 854 574	2 407 337
including those from sales of:		2 595 486	2 067 094
communications services	011	965	702
trading	012	3 190	1 614
social sphere services	013	453	864
intermediary services	014	254 480	337 063
other services	015	2 854 574	2 407 337
[C]ost of goods, products, services sold:	020	(1 823 092)	(1 416 211)
including those from sales of:		1 724 128	1 266 687
communications services	021	895	648
trading	022	12 128	8 460
social sphere services	023	235	1 104
intermediary services	024	85 706	139 312
from other activities	025	1 031 482	991 126
Gross revenues	029	(1 823 092)	(1 416 211)
Commercial expenses	030	(3 438)	(6 390)
Administrative expenses	040	(317 249)	(285 401)
Income/(loss) from sales (lines (010-020-030-040))	050	710 795	699 335
II. Operating revenues and expenses			
Interest receivable	060	11 325	3 853
Interest payable	070	(166 253)	(218 813)
Revenues from participation in other organizations	080	1 464	7 183
Other operating revenues	090	273 915	105 179
Other operating expenses	100	(390 202)	(213 428)
[II]I. Non-sales revenues and expenses			
Non-sales revenues	120	64 103	29 686
Non-sales expenses	130	(51 907)	(77 354)
Income (loss) before taxes (lines (050+060-070+080+090-100+120-130)	140	453 240	335 641
Income tax and other similar mandatory payments	150	(89 619)	(73 076)
Income (loss) from regular business	160	363 621	262 565
IV. Extraordinary revenues and expenses			
Extraordinary revenues	170	3 042	41
Extraordinary expenses	180	22 998	(575)
Net income (retained income (loss) of the accounting period) (lines (160+170-180))	190	343 665	262 031

FOR REFERENCE			
Dividend payable on each share:	201	-	-
preferred	202	-	-
ordinary			
Dividend payable on each share proposed for the next accounting year:			
preferred	203	-	-
ordinary	204	-	-

BREAKDOWN OF NON-OPERATING GAINS AND LOSSES

Description	Line code	Current year		Prior year	
		gains	losses	gains	losses
1	2	3	4	5	6
Fines and penalties recognized by court or debtor	210	508	(35)	227	(121)
Prior years' adjustments	220	1 000	(367)	6 904	(3 931)
Reimbursement of losses caused by default on or by improper fulfillment of obligations	230	1 572	(10)	1 612	(3 256)
Foreign currency exchange gains and losses	240	34 453	(27 106)	5 997	(56 928)
Inventory obsolescence	250	-	-	-	-
Bad debts' write-off	260	1 677	(237)	173	(193)
Other	24 893	(24 152)	14 773	(12 925)	(223 513)

Other material information on the ussuer's 1st quarter 2003 accounting data

None